As confidentially submitted to the Securities and Exchange Commission on July 24, 2015

Registration Number 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CYTOMX THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	27-3521219
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

343 Oyster Point Blvd.

Suite 100

South San Francisco, CA 94080

(650) 515-3185

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sean A. McCarthy, D.Phil.

President and Chief Executive Officer

CytomX Therapeutics, Inc.

343 Oyster Point Blvd.

Suite 100

South San Francisco, CA 94080

(650) 515-3185

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Sam Zucker, Esq. Robert A. Ryan, Esq. Sidley Austin LLP 1001 Page Mill Road, Building 1 Palo Alto, CA 94304 Telephone: (650) 565-7000 Fax: (650) 565-7100	Mark V. Roeder, Esq. Brian J. Cuneo, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Fax: (650) 463-2600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)(2)	AMOUNT OF REGISTRATION FEE(3)
Common Stock, par value $0.00001 per share	$	$

(1)	The proposed maximum aggregate offering price includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                     , 2015

PROSPECTUS

             Shares

CytomX Therapeutics, Inc.

Common Stock

We are offering shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We expect the initial public offering price to be between $             and $             per share.

We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “CTMX.” We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 12 of this prospectus before making a decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions*	$	$
Proceeds to us before expenses	$	$

*	We refer you to “Underwriting” beginning on page 149 for additional information regarding underwriting compensation.

Delivery of the shares of our common stock is expected to be made on or about                     , 2015. We have granted the underwriters an option for a period of 30 days to purchase an additional              shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $                , and the total proceeds to us, before expenses, will be             .

Joint Book-Running Managers

BofA Merrill Lynch	Jefferies	Cowen and Company

Co-Manager

Oppenheimer & Co.

The date of this prospectus is                     , 2015.

Explanatory Note

Unless we state otherwise or the context otherwise requires, references in this prospectus to:

•	“we,” “our,” “us,” “our company” and “CytomX” refer to CytomX Therapeutics, Inc.;

•	the “FDA” refer to the U.S. Food and Drug Administration;

•	“preferred stock” refer to our redeemable convertible preferred stock and convertible preferred stock;

•	the “JOBS Act” refer to the Jumpstart Our Business Startups Act of 2012;

•	the “Securities Act” refer to the Securities Act of 1933, as amended;

•	the “Exchange Act” refer to the Securities Exchange Act of 1934, as amended; and

•	the “SEC” refer to the Securities and Exchange Commission.

i

About This Prospectus

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus or such other date as may be specified in this prospectus.

We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. Solely for convenience, the trademarks, trade names and service marks may appear in this prospectus without the ® and TM symbols, but any such references are not intended to indicate, in any way, that we forgo or will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Any discrepancies included in this prospectus between totals and the sums of the percentages and dollar amounts presented are due to rounding.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case, appearing elsewhere in this prospectus.

Our Company

Overview

We are an oncology-focused biopharmaceutical company pioneering a novel class of antibody therapeutics based on our Probody technology platform. We are using our platform to create proprietary cancer immunotherapies against clinically-validated targets as well as to develop first-in-class cancer therapeutics against novel targets. We believe that our Probody platform will allow us to improve the combined efficacy and safety profile, or therapeutic window, of monoclonal antibody modalities including cancer immunotherapies, antibody drug conjugates (“ADCs”) and T-cell-recruiting bispecific antibodies. Our Probody therapeutics are designed to take advantage of unique conditions in the tumor microenvironment to enhance the tumor-targeting features of an antibody and reduce drug activity in healthy tissues. We are currently developing Probody therapeutics that address clinically-validated cancer targets in immuno-oncology, such as PD-L1, as well as novel targets, such as CD-166, that are difficult to drug and lead to damage to healthy tissues, or toxicities. In addition to our proprietary programs, we are collaborating with strategic partners including Bristol-Myers Squibb Company (“BMS”), Pfizer Inc. (“Pfizer”) and ImmunoGen, Inc. (“ImmunoGen”) to develop selected Probody therapeutics. Our broad technology platform and lead product candidates are supported by a decade of thorough scientific research and strong intellectual property, and we are advancing these candidates toward clinical trials. Our vision is to transform lives with safer, more effective therapies. To realize this vision we are executing on our mission of changing the treatment of cancer by urgently advancing our Probody pipeline.

The premise of our Probody platform is to apply the prodrug concept to create a therapeutic antibody that remains inactive until it reaches the tumor. Probody therapeutics therefore have the potential to produce additional tumor specificity and enhanced safety profiles because they are designed to have limited interaction with their molecular targets in healthy tissue. This approach of dosing drugs in a form such that they are only activated after reaching certain tissues is called the prodrug approach, and has been used with many small molecule drugs, but has never before been effectively pursued using therapeutic antibodies.

Cancer is the second leading cause of death in the United States, accounting for nearly one in every four deaths. Over the past several decades, cancer research and treatment has evolved from small molecule chemotherapy agents to more targeted monoclonal antibodies and, more recently, cancer immunotherapies that aim to enhance the ability of the immune system to attack tumors. Despite these advancements, many therapeutic antibodies have the inherent limitation of suboptimal therapeutic window. We believe that there remains a significant need for therapeutics that are efficacious, safe and tolerable and that our technology represents the next evolution of targeted cancer therapies.

Our Platform

A Probody therapeutic consists of three components produced as a single protein by standard antibody production methodology: an active anti-cancer antibody, a mask for the antibody and a protease-cleavable linker. The mask is a peptide designed to disguise the active binding site of the antibody to prevent the therapeutic from binding to healthy tissues. The following graphic depicts the three components of a Probody therapeutic, interacting with a protease:

When a Probody therapeutic enters a tumor, it encounters proteases, which are enzymes that cleave proteins and are active primarily in the tumor microenvironment. The proteases in the tumor cleave the linker, releasing the mask and allowing the antibody to attack the tumor.

The activity of proteases is a hallmark of virtually every type of solid tumor that has been studied, with thousands of scientific papers documenting this phenomenon. Our Probody technology is designed to take advantage of the fact that while proteases are active in cancerous tissues, they remain under tight physiological control in healthy tissues. Probody technology uses tumor-associated proteases to selectively cleave and activate Probody therapeutics in the immediate vicinity of tumors. Our Probody therapeutics are therefore designed to be activated by proteases predominantly in the tumor microenvironment while remaining largely in an inactive state in healthy tissues.

Key Advantages of our Probody Platform

We believe that our Probody platform provides the following key advantages:

•	A novel therapeutic antibody class enabled by our proprietary platform. We believe we have a differentiated technology platform that gives us a substantial competitive advantage supported by more than a decade of research and strong intellectual property.

•	Potential to improve the therapeutic window of antibody-based therapeutics. By engineering our therapeutics to selectively activate in the tumor microenvironment, our Probody product candidates have the potential to improve safety and tolerability while simultaneously achieving better outcomes.

•	Ability to combine more effectively with other therapies. We believe the therapeutic window and tumor specificity of our candidates will reduce the dose-limiting toxicities observed in combination therapies and thus enable new combinations with other cancer therapies that were previously difficult or impossible to use.

•	Applicability across many molecular targets. We believe that our technology addresses many different molecular targets expressed by many different kinds of tumors—including targets that are difficult to address because they are also expressed on healthy tissue—because Probody therapeutics are designed to have limited interaction with non-cancerous tissues.

•	Versatility across antibody modalities. We believe that our technology can be applied to any antibody-based therapy, including novel potent modalities like ADCs, T-cell-recruiting bispecific antibodies and CARs, which are cell-based therapies that contain chimeric antigen receptors.

Pipeline Strategies

We have three pipeline strategies that we are pursuing with our Probody platform:

•	Develop a novel class of cancer immunotherapies directed against clinically-validated targets. Through our technology platform, we believe that we can expand the therapeutic window where current therapies have encountered challenges with respect to safety or efficacy.

•	Develop novel first-in-class therapeutics directed against difficult-to-drug targets. We believe we can create a therapeutic window for targets where none exists because current approaches have not been viable as a result of toxicity concerns.

•	Collaborate with leading biopharmaceutical companies to discover and develop Probody therapeutics against selected targets. Since 2013, we have entered into product-focused collaborations with BMS, Pfizer and ImmunoGen to develop certain Probody therapeutics.

Our Pipeline

The following chart provides an overview of the status of each of our programs:

Our Lead Probody Therapeutics Candidates

CX-072. The normal role of the PD-L1/PD-1 pathway is to prevent autoimmune attacks against healthy tissue in the body. Due to the systemic inhibition of this pathway by current cancer immunotherapies, patients face the risk of a number of adverse events associated with inappropriate activation of the immune system beyond the tumor site, including severe lung inflammation. Thus, although PD-L1/PD-1 pathway inhibitors are highly promising in multiple cancers, their toxicity presents a challenge that has not been successfully addressed by existing therapies, particularly when used in combination with other immunotherapies. Our PD-L1 Probody therapeutic, CX-072, is based on a monoclonal antibody targeting PD-L1 that we developed. We anticipate filing an Investigational New Drug application (an “IND”), or similar regulatory filing, for CX-072 with the FDA or a foreign regulatory authority in the second half of 2016. CX-072 has in vivo efficacy comparable to well-published reference PD-L1-targeting antibodies in various animal models. We expect the tolerability of CX-072 to be higher than other PD-L1-targeting antibodies due to the fact that CX-072’s activity has been shown to be attenuated by the mask such that it does not significantly inhibit the PD-L1/PD-1 checkpoint pathway outside of the tumor.

CD-166 Probody Therapeutic. CD-166, also referred to as activated leukocyte cell adhesion molecule (“ALCAM”), is involved with cell adhesion and migration. Its expression has been linked to cancer stem cells and overall poor prognosis in cancers such as colorectal cancer. However, CD-166 is a poor candidate for standard antibody-based therapies, including ADCs, because it is widely expressed in many normal tissues. Our CD-166 PDC is a Probody drug conjugate (a “PDC”), composed of a Probody therapeutic targeting the CD-166 protein antigen coupled to a highly potent cytotoxic drug. We anticipate filing an IND for CD-166 PDC in the first half of 2017. We believe that the wide expression of CD-166 would rule out the development of a standard

ADC against this target. By contrast, based on preclinical findings, our Probody platform enables us to generate a CD-166 antibody product candidate that remains largely inactive until it reaches the tumor, thus reducing the unwanted toxicity associated with binding to cells in normal tissue. As a result, we believe we can create a therapeutic window for CD-166 where none existed before. We chose to conjugate the antibody component of our CD-166 Probody candidate with a highly potent cytotoxic drug, DM4, developed by and licensed from our partner ImmunoGen.

CTLA-4 Probody product candidate in collaboration with BMS. We are developing a CTLA-4 Probody therapeutic with BMS. Cytotoxic T-lymphocyte-associated antigen 4 (“CTLA-4”) is an immune checkpoint involved in regulating T-cell activation. BMS is currently marketing a CTLA-4 monoclonal antibody, Yervoy, that has been approved for unresectable or metastatic melanoma. CTLA-4 antibodies lead to T-cell activation for a wide range of antigens, including tumor antigens, which is the basis for its anti-tumor effect, and self-antigens, which may be the basis for the autoimmune toxicities associated with CTLA-4 antibody therapies. We believe that our CTLA-4 Probody therapeutic can be dosed systemically, achieve localized tumor-specific activation, and thus achieve a clinically important improvement in safety.

Our Business Strategy

We are utilizing our innovative Probody platform to build a long-term, multiproduct company focused on the development of new cancer treatments. Our strategy encompasses the following key elements:

•	Develop and advance our pipeline of Probody cancer immunotherapies directed against clinically-validated targets.

•	Develop and advance our pipeline of first-in-class Probody cancer therapies directed against novel targets.

•	Establish collaborations on selected programs with leading biopharmaceutical companies while retaining significant ownership of our pipeline.

•	Maximize value creation by advancing our lead product candidates to commercialization, by ourselves or with partners.

•	Maintain our competitive advantage by continuing to invest in our Probody platform for the long term.

•	Nurture and reinforce our company’s culture and core values to drive the highest levels of performance and continue to attract the best talent.

Risks Related to Our Business

Our ability to implement our current business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” beginning on page 12 of this prospectus. These risks include, among others, the following.

•	We are a preclinical biopharmaceutical company with a limited operating history, which has incurred significant losses since inception, may never become profitable and may continue to incur substantial and increasing net losses for the foreseeable future as we continue development of, and seek regulatory approvals for, our product candidates.

•	Even if we consummate this offering, we will need to raise additional funds to support our operations. If we are unable to raise capital when needed, we would be forced to delay, reduce or eliminate some or all of our product development programs or commercialization efforts.

•	We are very early in our development efforts, and none of our product candidates have ever been administered to a human subject. Our product candidates may fail in development or suffer delays that materially and adversely affect their commercial viability. If we are unable to advance our product candidates to clinical development, obtain regulatory approval and ultimately commercialize our product candidates or experience significant delays in doing so, our business, financial condition, results of operations and prospects may be materially and adversely affected.

•	Our approach to the discovery and development of innovative therapeutic treatments based on novel technologies is unproven and may not result in products with commercial value.

•	If clinical trials of our product candidates fail to demonstrate safety and efficacy, we may be delayed, unable to obtain regulatory approvals and commercialize our product candidates.

•	We are subject to regulatory approval processes that are lengthy, time-consuming and unpredictable. We may not obtain approval for any of our product candidates from the FDA or foreign regulatory authorities.

•	Even if we obtain regulatory approval, the market may not be receptive to our product candidates or we may be unable to market any of our product candidates to achieve acceptance and use by the medical community.

•	We may seek to establish additional collaborations, and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

•	If our existing collaboration agreements are terminated or one or more product candidates are not advanced under the collaboration agreements, our revenue and cash resources from milestone payments will be substantially less than we anticipate.

•	It is difficult and costly to protect our intellectual property rights.

•	We may face competition from other companies in our field or claims from third parties alleging infringement of their intellectual property.

•	We may be unable to recruit or retain key employees, including members of our senior management team.

•	We depend on the performance of third parties, including contract research organizations (“CROs”) and third-party manufacturers.

Biopharmaceutical product development, particularly in the field of oncology, is a highly speculative undertaking and involves a substantial degree of risk. We do not currently have any product candidates in clinical trials or approved for sale, and we continue to incur significant research and development and general and administrative expenses related to our operations. We are not profitable and have incurred losses in each year since our founding in 2008. Our net loss for the years ended December 31, 2013 and 2014 was $15.1 million and $30.3 million, respectively. Our net loss for the three months ended March 31, 2015 was $6.2 million. As of March 31, 2015, we had an accumulated deficit of $85.6 million. We expect to continue to incur significant losses for the foreseeable future. Even if we achieve profitability in the future, we may not be able to sustain that profitability in subsequent periods.

We will not be permitted to market our product candidates in the U.S. until we receive regulatory approval from the FDA, and approval by foreign regulatory agencies will be required to market our product candidates in other countries. We have not submitted an application for or received marketing approval for any of our product candidates. Regulatory approval of our product candidates is not guaranteed, and the approval process is expensive, complex and may take several years.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenues during our last fiscal year, we qualify and intend to characterize ourselves as an “emerging growth company” under the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related management discussion and analysis of financial condition and results of operations;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to take advantage of the scaled disclosure requirements and other relief described above in this prospectus and may take advantage of these exemptions for so long as we remain an emerging growth company. In general, we will be an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.0 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the date on which we are deemed to be a “large accelerated filer,” which will occur at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act.

In addition to scaled disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We do not intend to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies.

Corporate Information

Our operations commenced in February 2008 when our predecessor entity was formed. We were incorporated in Delaware in September 2010. We maintain our executive offices at 343 Oyster Point Blvd., Suite 100, South San Francisco, California 94080, and our main telephone number is (650) 515-3185. We maintain a website at www.cytomx.com, which contains information about us. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus and should not be considered part of this prospectus.

THE OFFERING

Issuer	CytomX Therapeutics, Inc.

Common stock offered by us	shares.

Common stock to be outstanding immediately after this offering	shares ( shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares at the public offering price less estimated underwriting discounts and commissions.

Dividend policy	We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.”

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (approximately $ million if the underwriters exercise in full their option to purchase additional shares of common stock), at an assumed public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses. This offering is intended to provide funding through first-in-human studies of our two lead programs. In particular, we intend to use the net proceeds from this offering for (i) the development of CX-072, including our planned Phase 1 clinical trials and drug manufacturing; (ii) the development of our Probody therapeutic directed against CD166, including our planned Phase 1 clinical trials and drug manufacturing; (iii) research and development activities, including discovery of additional cancer immunotherapies and first-in-class therapeutics directed against difficult-to-drug targets; and for working capital and other general corporate purposes. See “Use of Proceeds” for additional information.

Proposed NASDAQ symbol	“CTMX”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 12 and all other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on                         shares of our common stock outstanding as of March 31, 2015, which includes the conversion of all of our shares of preferred stock outstanding as of March 31, 2015 into shares of our common stock.

The number of shares of common stock to be outstanding after this offering excludes:

•	41,528,239 shares of common stock issuable upon conversion of the like number of shares of Series C preferred stock issued after March 31, 2015 and 471,882,536 shares of common stock issuable upon conversion of the like number of shares of Series D preferred stock issued after March 31, 2015;

•	41,698,134 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 under our 2010 Stock Incentive Plan (the “2010 Plan”);

•	139,399,398 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 under our 2011 Stock Incentive Plan, as amended (the “2011 Plan”);

•	73,694,443 shares of common stock reserved for issuance pursuant to future awards under the 2011 Plan as of March 31, 2015;

•	shares of common stock reserved for issuance pursuant to future awards under our 2015 Performance Incentive Plan, which will become effective upon the closing of this offering; and

•	shares of common stock reserved for issuance pursuant to future awards under our 2015 Employee Stock Purchase Plan, which will become effective upon the closing of this offering.

Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus assumes or reflects:

•	a for reverse stock split of our common stock, to be effected prior to the effectiveness of the registration statement to which this prospectus relates;

•	the conversion of all of our outstanding shares of preferred stock into an aggregate of 1,196,043,117 shares of common stock immediately prior to the completion of this offering;

•	the net exercise of all outstanding warrants to purchase shares of our preferred stock resulting in the issuance of an aggregate of shares of our common stock, which will occur upon the closing of this offering;

•	no exercise of the underwriters’ option to purchase additional shares of our common stock;

•	the amendment and restatement of our certificate of incorporation and bylaws, which will occur immediately prior to the completion of this offering; and

•	no exercise of outstanding stock options subsequent to March 31, 2015.

SUMMARY FINANCIAL AND OTHER DATA

The following tables set forth a summary of our historical financial data as of and for the periods indicated. We have derived the summary statements of operations data for the years ended December 31, 2013 and 2014 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statements of operations data for the three months ended March 31, 2014 and 2015, and the summary balance sheet data as of March 31, 2015, from our unaudited interim financial statements included elsewhere in this prospectus. We have prepared the unaudited interim financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of our future results and our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2015, or any other period. The following summary financial data should be read in conjunction with “Selected Historical Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2013	2014		2014	2015
	(In thousands, except share and per share data)
Statements of Operations Data:
Revenue	$888		$5,077	$635		$1,742
Operating expenses:
Research and development	10,890		28,302	16,041		4,664
General and administrative	4,954		6,540	1,441		1,946

Total operating expenses	15,844		34,842	17,482		6,610

Loss from operations	(14,956)		(29,765)	(16,847)		(4,868)
Interest income	6		7	1		138
Interest expense	(254)		(487)	(134)		(230)
Other income (expense), net	71		(55)	(24)		(1,251)

Net loss before provision for income taxes	(15,133)		(30,300)	(17,004)		(6,211)
Provision for income taxes	10		10	—		—

Net loss	(15,143)		(30,310)	(17,004)		(6,211)
Accretion of redemption value and cumulative dividends on preferred stock	(3,751)		(4,566)	(1,051)		(1,432)

Net loss attributable to common stockholders	$(18,894)		$(34,876)	$(18,055)		$(7,643)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(0.39)		$(0.56)	$(0.29)		$(0.12)

Shares used to compute net loss per share attributable to common stockholders, basic and diluted(1)	48,653,814		62,332,585	62,273,240		62,779,765

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$			$

Shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)

(1)	See Notes 3 and 19 to our financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share attributable to common stockholders, and the weighted-average number of shares used in the computation of the per share amounts.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering that will be determined at pricing.

	As of March 31, 2015
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,819	$	$
Short-term investments	51,654
Working capital	50,184
Total assets	67,242
Long-term debt, current and non-current	2,644
Convertible preferred stock warrant liability	408
Convertible preferred stock liability	1,426
Redeemable convertible preferred stock	79,143
Convertible preferred stock	474
Accumulated deficit	(85,606)
Total stockholders’ (deficit) equity	(86,021)

(1)	Reflects (i) the conversion of all of our outstanding shares of preferred stock into an aggregate of 1,196,043,117 shares of our common stock immediately prior to the completion of this offering; (ii) the net exercise of all outstanding warrants to purchase shares of preferred stock resulting in the issuance of an aggregate of shares of our common stock upon the closing of this offering and the related reclassification of preferred stock warrant liability to additional paid-in capital; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering.
(2)	Reflects the pro forma adjustments described in footnote (1) and the sale and issuance of shares of our common stock by us in this offering, at the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the amount of our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks, as well as other risks and uncertainties occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that case, the market price of our common stock could decline and you could lose some or all of your investment.

Risks Related to Our Business

We are a preclinical stage biopharmaceutical company with a history of losses, expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability, which could result in a decline in the market value of our common stock.

We are a preclinical stage biopharmaceutical company with a limited operating history, developing a novel class of therapeutic antibody drugs, based on our proprietary biologic Probody technology platform. Since our inception, we have devoted our resources to the development of Probody therapeutics. We have had significant operating losses since our inception. As of March 31, 2015, we had an accumulated deficit of $85.6 million. For the years ended December 31, 2013 and 2014 and for the three months ended March 31, 2015, our net loss was $15.1 million, $30.3 million and $6.2 million, respectively. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Though we have developed our Probody platform, our technologies and product candidates are in early stages of development, and we are subject to the risks of failure inherent in the development of product candidates based on novel technologies. We have never generated any revenue from product sales, and have not obtained regulatory approval for any of our product candidates.

Furthermore, we do not expect to generate any revenue from product sales for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, preclinical studies and clinical trials and the regulatory approval process for our product candidates. We expect our net losses to increase substantially as we enter into clinical development of our lead programs. However, the amount of our future losses is uncertain. Our ability to achieve profitability, if ever, will depend on, among other things, our, or our existing or future collaborators, successfully developing product candidates, obtaining regulatory approvals to market and commercialize product candidates, manufacturing any approved products on commercially reasonable terms, establishing a sales and marketing organization or suitable third party alternatives for any approved product and raising sufficient funds to finance business activities. If we, or our existing or future collaborators, are unable to develop our technologies and commercialize one or more of our product candidates or if sales revenue from any product candidate that receives approval is insufficient, we will not achieve profitability, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Even if we consummate this offering, we will need substantial additional funds to advance development of our product candidates, and we cannot guarantee that we will have sufficient funds available in the future to develop and commercialize our current or future product candidates.

The development of biopharmaceutical drugs is capital-intensive. If our product candidates enter and advance through preclinical studies and clinical trials, we will need substantial additional funds to expand our development, regulatory, manufacturing, marketing and sales capabilities. We have used substantial funds to develop our technology and product candidates and will require significant funds to conduct further research and development and preclinical testing and clinical trials of our product candidates, to seek regulatory approvals for our product candidates and to manufacture and market products, if any, that are approved for commercial sale. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

As of March 31, 2015, we had $59.5 million in cash, cash equivalents and short-term investments. Based on our current operating plan, we believe that our available cash, cash equivalents and short-term investments, together with the net proceeds from this offering, will be sufficient to fund our anticipated level of operations through mid-2018. Our future capital requirements and the period for which we expect our existing resources to support our operations may vary significantly from what we expect. Our monthly spending levels vary based on new and ongoing research and development and other corporate activities. Because the length of time and activities associated with successful research and development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. The timing and amount of our operating expenditures will depend largely on:

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs we decide to pursue;

•	the progress of the development efforts of parties with whom we have entered or may in the future enter into collaborations and research and development agreements;

•	the timing and amount of milestone payments we may receive under our collaborations agreements;

•	our ability to maintain our current licenses and research and development programs and to establish new collaboration arrangements;

•	the costs involved in prosecuting and enforcing patent and other intellectual property claims;

•	the cost and timing of regulatory approvals; and

•	our efforts to enhance operational systems and hire additional personnel, including personnel to support development of our product candidates and satisfy our obligations as a public company.

If we are unable to obtain funding on a timely basis or on acceptable terms, we may have to delay, reduce or terminate our research and development programs and preclinical studies or clinical trials, if any, limit strategic opportunities or undergo reductions in our workforce or other corporate restructuring activities. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies or product candidates that we would otherwise pursue on our own. We do not expect to realize revenue from sales of products or royalties from licensed products in the foreseeable future, if at all, and unless and until our product candidates are clinically tested, approved for commercialization and successfully marketed. To date, we have primarily financed our operations through the sale of equity securities and payments received under our collaboration agreements. We will be required to seek additional funding in the future and currently intend to do so through additional collaborations, public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. Additional funds may not be available to us on acceptable terms or at all. If we raise additional funds by issuing equity securities, our stockholders will suffer dilution and the terms of any financing may adversely affect the rights of our stockholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities received any distribution of our corporate assets.

Our product candidates are in early stages of development and have never been tested in a human subject. Our product candidates may fail in development or suffer delays that materially and adversely affect their commercial viability.

We have no products on the market and all of our product candidates, including cancer immunotherapies, PDCs and bispecific antibodies, are in early stages of development. In particular, none of our product candidates have ever been tested in a human subject. Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for and successfully commercializing our product candidates, either alone or with third parties. Before obtaining regulatory approval for the commercial distribution of our product candidates, we or an existing or future collaborator must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of our product candidates. Preclinical testing and clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. The start or end of a clinical study is often delayed or halted due to changing regulatory requirements, manufacturing challenges, required clinical trial administrative actions, slower-than-anticipated patient enrollment, changing standards of care, availability or prevalence of use of a comparative drug or required prior therapy, clinical outcomes or financial constraints. For instance, delays or difficulties in patient enrollment or difficulties in retaining trial participants can result in increased costs, longer development times or termination of a clinical trial. Clinical trials of a new product candidate require the enrollment of a sufficient number of patients, including patients who are suffering from the disease the product candidate is intended to treat and who meet other eligibility criteria. Rates of patient enrollment for our clinical trials will be affected by many factors, including the availability of effective treatments for the relevant type of cancer, the stage of severity of disease, the size of the patient population and the eligibility criteria for the clinical trial.

A product candidate can unexpectedly fail at any stage of development and particularly in the early stages of development. The historical failure rate for product candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care and numerous other variables. In addition, the results from preclinical testing or early clinical trials of a product candidate may not predict the results that will be obtained in later-phase clinical trials of the product candidate. We, the FDA or other applicable regulatory authorities may suspend clinical trials of a product candidate at any time for various reasons, including a finding that subjects participating in such trials are being exposed to an unreasonable and significant risk of illness or injury. We may not have the financial resources to continue development of, or to modify existing or enter into new collaborations for, a product candidate if we experience any issues that delay or prevent regulatory approval of, or our ability to commercialize, product candidates, including:

•	negative or inconclusive results from our clinical trials or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

•	product-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

•	delays in submitting INDs or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

•	conditions imposed by the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

•	delays in enrolling research subjects in clinical trials;

•	high drop-out rates of research subjects;

•	inadequate supply or quality of product candidate components or materials or other supplies necessary for the conduct of our clinical trials;

•	greater than anticipated clinical trial costs;

•	poor effectiveness of our product candidates during clinical trials;

•	unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;

•	failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

•	delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; or

•	varying interpretations of data by the FDA and similar foreign regulatory agencies.

Our approach to the discovery and development of our therapeutic treatments is based on novel technologies that are unproven and may not result in marketable products.

We plan to develop a pipeline of product candidates using our proprietary Probody platform. We believe that product candidates (including cancer immunotherapies, PDCs and bispecific antibodies) identified with our drug discovery platform may offer an improved therapeutic approach by taking advantage of unique conditions in the tumor microenvironment, thereby reducing the dose-limiting toxic effects associated with existing products, which also attack healthy tissue. However, the scientific research that forms the basis of our efforts to develop product candidates based on our Probody platform is ongoing. Further, the scientific evidence to support the feasibility of developing therapeutic treatments based on our Probody platform is both preliminary and limited.

No product candidates based on our Probody platform have been tested in humans. We may ultimately discover that our Probody platform and any product candidates resulting therefrom do not possess certain properties required for a drug to be effective. For example, when administered in a human, the peptide mask may not be cleaved, which would limit the potential efficacy of the antibody and reduce the potential to limit the toxicity of the anti-cancer agent. Probody product candidates may also be unable to remain stable in the human body for the period of time required for the drug to reach the target tissue or they may trigger immune responses that inhibit the ability of the drug to reach the target tissue or that cause adverse side effects in humans that were not identified in non-human animals. We currently have only limited data, and no conclusive evidence, to suggest that we can introduce these necessary drug-like properties into our Probody platform and any product candidates. We may spend substantial funds attempting to introduce these properties and may never succeed in doing so. In addition, product candidates based on our Probody platform may demonstrate different chemical and pharmacological properties in patients than they do in laboratory studies. Although our Probody platform and certain product candidates have successful results in animal studies, they may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems in unforeseen, ineffective or harmful ways. As a result, we may never succeed in developing a marketable product, we may not become profitable and the value of our common stock will decline.

Further, we are not aware of any company currently developing a therapeutic using a prodrug approach to antibody drug development and no regulatory authority has granted approval for such therapeutic. As such, we believe the FDA has limited early experience with Probody-based therapeutics in oncology or other disease areas, which may increase the complexity, uncertainty and length of the regulatory approval process for our product candidates. For example, our Probody product candidates contain a linker that is cleaved by proteases in the tumor microenvironment, which releases the peptide mask. This may result in unforeseen events when administered in a human. We and our existing or future collaborators may never receive approval to market and commercialize any product candidate. Even if we or an existing or future collaborator obtains regulatory approval, the approval may be for targets, disease indications or patient populations that are not as broad as we intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. We or an existing or future collaborator may be required to perform additional or unanticipated clinical trials to obtain approval or be subject to post-marketing testing requirements to maintain regulatory approval. If our Probody technologies prove to be ineffective, unsafe or commercially unviable, our entire platform and pipeline would have little, if any, value, which would have a material and adverse effect on our business, financial condition, results of operations and prospects.

The market may not be receptive to our product candidates based on a novel therapeutic modality, and we may not generate any future revenue from the sale or licensing of product candidates.

Even if regulatory approval is obtained for a product candidate, we may not generate or sustain revenue from sales of the product due to factors such as whether the product can be sold at a competitive cost and otherwise accepted in the market. The product candidates that we are developing are based on our Probody platform, which is a new technology and therapeutic approach. Market participants with significant influence over acceptance of new treatments, such as physicians and third-party payors, may not adopt a product or treatment based on our Probody platform and technologies, and we may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, any product candidates developed by us or our existing or future collaborators. Market acceptance of our product candidates will depend on, among other factors:

•	the timing of our receipt of any marketing and commercialization approvals;

•	the terms of any approvals and the countries in which approvals are obtained;

•	the safety and efficacy of our product candidates;

•	the prevalence and severity of any adverse side effects associated with our product candidates;

•	limitations or warnings contained in any labeling approved by the FDA or other regulatory authority;

•	relative convenience and ease of administration of our product candidates;

•	the willingness of patients to accept any new methods of administration;

•	the success of our physician education programs;

•	the availability of adequate government and third-party payor reimbursement;

•	the pricing of our products, particularly as compared to alternative treatments; and

•	availability of alternative effective treatments for the disease indications our product candidates are intended to treat and the relative risks, benefits and costs of those treatments.

If any product candidate we commercialize fails to achieve market acceptance, it could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We have entered, and may in the future seek to enter, into collaborations with third parties for the development and commercialization of our product candidates using our Probody platform. If we fail to enter into such collaborations, or such collaborations are not successful, we may not be able to capitalize on the market potential of our Probody platform and resulting product candidates.

Since 2013, we have entered into collaborations with Pfizer, BMS and ImmunoGen to develop certain Probody therapeutics. In addition, we may in the future seek third-party collaborators for development and commercialization of other therapeutic technologies or product candidates. Biopharmaceutical companies are our prior and likely future collaborators for any marketing, distribution, development, licensing or broader collaboration arrangements. With respect to our existing collaboration agreements, and what we expect will be the case with any future collaboration agreements, we have and would expect to have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidate currently pose, and will continue to pose, the following risks to us:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on preclinical or clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidate if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	collaborators with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to litigation or potential liability;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidate or that result in costly litigation or arbitration that diverts management attention and resources; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of our product candidates in the most efficient manner or at all. If a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

If our collaborators cease development efforts under our existing or future collaboration agreements, or if any of those agreements are terminated, these collaborations may fail to lead to commercial products and we may never receive milestone payments or future royalties under these agreements.

Substantially all of our revenue to date has been derived from our existing collaboration agreements, and a significant portion of our future revenue and cash resources is expected to be derived from these agreements or other similar agreements we may enter into in the future. Revenue from research and development collaborations depend upon continuation of the collaborations, reimbursement of development costs, the achievement of milestones and royalties, if any, derived from future products developed from our research. If we are unable to successfully advance the development of our product candidates or achieve milestones, revenue and cash resources from milestone payments under our collaboration agreements will be substantially less than expected.

In addition, to the extent that any of our existing or future collaborators were to terminate a collaboration agreement, we may be forced to independently develop these product candidates, including funding preclinical or clinical trials, assuming marketing and distribution costs and defending intellectual property rights, or, in certain instances, abandon product candidates altogether, any of which could result in a change to our business plan and a material and adverse effect on our business, financial condition, results of operations and prospects.

We may not successfully engage in strategic transactions, including any additional collaborations we seek, which could adversely affect our ability to develop and commercialize product candidates, impact our cash position, increase our expense and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as additional collaborations, acquisitions of companies, asset purchases and out- or in-licensing of product candidates or technologies. In particular, we will evaluate and, if strategically attractive, seek to enter into additional collaborations, including with major biotechnology or biopharmaceutical companies. The competition for collaborators is intense, and the negotiation process is time-consuming and complex. Any new collaboration may be on terms that are not optimal for us, and we may not be able to maintain any new collaboration if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations or the collaborator terminates the collaboration. Any such collaboration, or other strategic transaction, may require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. These transactions would entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material and adverse effect on our business, financial condition, results of operations and prospects. Conversely, any failure to enter any additional collaboration or other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our product candidates and have a negative impact on the competitiveness of any product candidate that reaches market.

If third parties on which we intend to rely to conduct our preclinical studies, or any future clinical trials, do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development program could be delayed with material and adverse effects on our business, financial condition, results of operations and prospects.

We intend to rely on third party clinical investigators, CROs, clinical data management organizations and consultants to design, conduct, supervise and monitor preclinical studies of our product candidates and will do the same for any clinical trials. Because we intend to rely on these third parties and will not have the ability to conduct preclinical studies or clinical trials independently, we will have less control over the timing, quality and other aspects of preclinical studies and clinical trials than we would have had we conducted them on our own. These investigators, CROs and consultants will not be our employees and we will have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. The third parties with which we may contract might not be diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful.

If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials or meet expected deadlines, our clinical development programs could be delayed and otherwise adversely affected. In all events, we will be responsible for ensuring that each of our preclinical studies and clinical trials are conducted in accordance with the general investigational plan and protocols for the trial. The FDA requires preclinical studies to be conducted in accordance with good laboratory practices (“GLPs”) and clinical trials to be conducted in accordance with good clinical practices (“GCPs”), including for designing, conducting, recording and reporting the results of preclinical studies and clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Our reliance on third parties that we do not control will not relieve us of these responsibilities and requirements. Any adverse development or delay in our clinical trials could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Because we rely on third party manufacturing and supply partners, our supply of research and development, preclinical and clinical development materials may become limited or interrupted or may not be of satisfactory quantity or quality.

We rely on third party contract manufacturers to manufacture our preclinical and clinical trial product supplies. We do not own manufacturing facilities for producing such supplies. There can be no assurance that our supply of preclinical and clinical development drugs will not be limited, interrupted, or of satisfactory quality or continue to be available at acceptable prices. In particular, any replacement of our manufacturer could require significant effort and expertise because there may be a limited number of qualified replacements.

The manufacturing process for a product candidate is subject to FDA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as current Good Manufacturing Practices (“cGMPs”). In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

We expect to continue to rely on third party manufacturers if we receive regulatory approval for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements and comply with cGMP could adversely affect our business in a number of ways, including:

•	an inability to initiate or continue clinical trials of product candidates under development;

•	delay in submitting regulatory applications, or receiving regulatory approvals, for product candidates;

•	loss of the cooperation of an existing or future collaborator;

•	subjecting our product candidates to additional inspections by regulatory authorities;

•	requirements to cease distribution or to recall batches of our product candidates; and

•	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our products.

We, or third party manufacturers, may be unable to successfully scale-up manufacturing of our product candidates in sufficient quality and quantity, which would delay or prevent us from developing our product candidates and commercializing approved products, if any.

In order to conduct clinical trials of our product candidates, we will need to manufacture them in large quantities. We, or any manufacturing partners, may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If we, or any manufacturing partners, are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing, and clinical trials of that product candidate may be delayed or infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

We may acquire assets or form strategic alliances in the future, and we may not realize the benefits of such acquisitions.

We may acquire additional technologies and assets, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire assets with promising markets or technologies, we may not be able to realize the benefit of acquiring such assets if we are unable to successfully integrate them with our existing technologies. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction.

We may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific product candidates. As a result, we may forgo or delay pursuit of opportunities with other product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable drugs. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We face competition from entities that have developed or may develop product candidates for cancer, including companies developing novel treatments and technology platforms. If these companies develop technologies or product candidates more rapidly than we do or their technologies are more effective, our ability to develop and successfully commercialize product candidates may be adversely affected.

The development and commercialization of drugs is highly competitive. We compete with a variety of multinational biopharmaceutical companies and specialized biotechnology companies, as well as technology being developed at universities and other research institutions. Our competitors have developed, are developing or will develop product candidates and processes competitive with our product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any new treatments that enter the market. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop product candidates. There is intense and rapidly evolving competition in the biotechnology, biopharmaceutical and antibody and immunoregulatory therapeutics fields. We believe that while our Probody platform, its associated intellectual property and our scientific and technical know-how give us a competitive advantage in this space, competition from many sources remains. Our competitors include larger and better funded biopharmaceutical, biotechnological and therapeutics companies. Moreover, we also compete with current and future therapeutics developed at universities and other research institutions.

We are aware of several companies that are developing cancer immunotherapies and ADCs. Many of these companies are well-capitalized and, in contrast to us, have significant clinical experience, and may include our existing or future collaborators. In addition, these companies compete with us in recruiting scientific and managerial talent.

Our success will partially depend on our ability to develop and protect therapeutics that are safer and more effective than competing products. Our commercial opportunity and success will be reduced or eliminated if competing products that are safer, more effective, or less expensive than the therapeutics we develop.

If our lead product candidates are approved, they will compete with a range of therapeutic treatments that are either in development or currently marketed. Indeed, a variety of oncology biologics are on the market or in clinical development. Such marketed therapies range from ADCs such as Genentech, Inc.’s Kadcyla, immune checkpoint inhibitors such as BMS’s Opdivo and T-cell engager immunotherapies such as Amgen, Inc.’s BLINCYTO. In addition, numerous compounds are in clinical development for cancer treatment. With respect to immunogenic cancers such as melanoma, the most common treatments are chemotherapeutic compounds, radiation therapy and now immunotherapeutic antibodies such as ipilimumab and pembrolizumab. The clinical development pipeline for cancer includes small molecules, antibodies and immunotherapies from a variety of groups.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. If we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan.

Our success largely depends on the continued service of key management, advisors and other specialized personnel, including Sean A. McCarthy, D.Phil., our president and chief executive officer, and W. Michael Kavanaugh, M.D., our chief scientific officer. The loss of one or more members of our management team or other key employees or advisors could delay our research and development programs and materially harm our business, financial condition, results of operations and prospects. The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. We are dependent on the continued service of our technical personnel because of the highly technical nature of our product candidates and technologies and the specialized nature of the regulatory approval process. Because our management team and key employees are not obligated to provide us with continued service, they could terminate their employment with us at any time without penalty. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

If our product candidates advance into clinical trials, we may experience difficulties in managing our growth and expanding our operations.

We have limited experience in drug development and have not begun clinical trials for any of our product candidates. As our product candidates enter and advance through preclinical studies and any clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

If any of our product candidates are approved for marketing and commercialization and we are unable to develop sales, marketing and distribution capabilities on our own or enter into agreements with third parties to perform these functions on acceptable terms, we will be unable to commercialize successfully any such future products.

We currently have no sales, marketing or distribution capabilities or experience. If any of our product candidates is approved, we will need to develop internal sales, marketing and distribution capabilities to commercialize such products, which would be expensive and time-consuming, or enter into collaborations with third parties to perform these services. If we decide to market our products directly, we will need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities. If we rely on third parties with such capabilities to market our products or decide to co-promote products with collaborators, we will need to establish and maintain marketing and distribution arrangements with third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and there can be no assurance that such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any approved product. If we are not successful in commercializing any product approved in the future, either on our own or through third parties, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize our product candidates in foreign markets for which we may rely on collaboration with third parties. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the applicable regulatory authority in that foreign market, and we may never receive such regulatory approval for any of our product candidates. To obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our product candidates and ultimately commercialize our product candidates in foreign markets, we would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and the reduced protection of intellectual property rights in some foreign countries.

Price controls imposed in foreign markets may adversely affect our future profitability.

In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or future collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our Probody therapeutic candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, financial condition, results of operations or prospects could be adversely affected.

Our business entails a significant risk of product liability and our ability to obtain sufficient insurance coverage could have a material effect on our business, financial condition, results of operations and prospects.

As we move into conducting clinical trials of our product candidates we will be exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs and potentially a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources, substantial monetary awards to trial participants or patients and a decline in our stock price. We currently have product liability insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to marketing any of our product candidates. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we may establish, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.

Our internal computer systems, or those of our CROs or other contractors or consultants we may utilize, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants we may utilize, may be vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruptions of our operations. For instance, the loss of preclinical data or data from any future clinical trial involving our product candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be delayed.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

Our research, development and manufacturing involves the use of hazardous materials and various chemicals. We maintain quantities of various flammable and toxic chemicals in our facilities in South San Francisco, California that are required for our research, development and manufacturing activities. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. We believe our procedures for storing, handling and disposing these materials in our South San Francisco facilities comply with the relevant guidelines of South San Francisco, the state of California and the Occupational Safety and Health Administration of the U.S. Department of Labor. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of animals and biohazardous materials. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

Our information technology systems could face serious disruptions that could adversely affect our business.

Our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions and delays in our research and development work.

Our current operations are concentrated in one location, and we or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our current operations are located in our facilities in South San Francisco, California. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations. Earthquakes or other natural disasters could further disrupt our operations, and have a material adverse effect on our business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage points change (by value) in the ownership of its equity over a rolling three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and certain other pre-change tax attributes to offset its post-change income may be limited. We may have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside our company’s control. As of December 31, 2014, we had federal net operating loss carryforwards of approximately $60.4 million, and our ability to utilize those net operating loss carryforwards could be limited by an “ownership change” as described above, which could result in increased tax liability to our company.

Risks Related to Intellectual Property

If we are not able to obtain and enforce patent protection for our technologies or product candidates, development and commercialization of our product candidates may be adversely affected.

Our success depends in part on our ability to obtain and maintain patents and other forms of intellectual property rights, including in-licenses of intellectual property rights of others, for our product candidates, methods used to manufacture our product candidates and methods for treating patients using our product candidates, as well as our ability to preserve our trade secrets, to prevent third parties from infringing upon our proprietary rights and to operate without infringing upon the proprietary rights of others. As of July 23, 2015, we solely own 4 patents and 96 pending patent applications; we co-own 3 and 9 pending patent applications with the Regents of the University of California (“UC”); and we have an exclusive license to use 11 patents and 8 pending patent applications for therapeutic uses and certain diagnostic uses granted by UC to us under an exclusive, worldwide license agreement (the “UC Agreement”), for research and development of our Probody technologies and product candidates. We may not be able to apply for patents on certain aspects of our product candidates in a timely fashion or at all. Our existing issued and granted patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technology. There is no guarantee that any of our pending patent applications will result in issued or granted patents, that any of our issued or granted patents will not later be found to be invalid or unenforceable or that any issued or granted patents will include claims that are sufficiently broad to cover our product candidates or to provide meaningful protection from our competitors. Moreover, the patent position of biotechnology and biopharmaceutical companies can be highly uncertain because it involves complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our current and future proprietary technology and product candidates are covered by valid and enforceable patents or are effectively maintained as trade secrets. If third parties disclose or misappropriate our proprietary rights, it may materially and adversely affect our position in the market.

The U.S. Patent and Trademark Office (“USPTO”) and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case. The standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology and biopharmaceutical patents. As such, we do not know the degree of future protection that we will have on our proprietary products and technology. While we will endeavor to try to protect our product candidates with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive and sometimes unpredictable.

In addition, there are numerous recent changes to the patent laws and proposed changes to the rules of the USPTO that may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, the America Invents Act (“AIA”) enacted within the last several years involves significant changes in patent legislation. The Supreme Court has ruled on several patent cases in recent years, some of which cases either narrow the scope of patent protection available in certain circumstances or weaken the rights of patent owners in certain situations. The recent decision by the Supreme Court in Association for Molecular Pathology v. Myriad Genetics, Inc. precludes a claim to a nucleic acid having a stated nucleotide sequence that is identical to a sequence found in nature and unmodified. We currently are not aware of an immediate impact of this decision on our patents or patent applications because we are developing product candidates that contain modifications, such as our Probody substrates and masks, that we believe are not found in nature. However, this decision has yet to be clearly interpreted by courts and by the USPTO. We cannot assure you that the interpretations of this decision or subsequent rulings will not adversely impact our patents or patent applications. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Once granted, patents may remain open to opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such initial grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked, or may lose the allowed or granted claims altogether. In addition, there can be no assurance that:

•	Others will not or may not be able to make, use or sell compounds that are the same as or similar to our product candidates but that are not covered by the claims of the patents that we own or license.

•	We or our licensors, or our existing or future collaborators are the first to make the inventions covered by each of our issued patents and pending patent applications that we own or license.

•	We or our licensors, or our existing or future collaborators are the first to file patent applications covering certain aspects of our inventions.

•	Others will not independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.

•	A third party may not challenge our patents and, if challenged, a court would hold that our patents are valid, enforceable and infringed.

•	Any issued patents that we own or have licensed will provide us with any competitive advantages, or will not be challenged by third parties.

•	We may develop additional proprietary technologies that are patentable.

•	The patents of others will not have an adverse effect on our business, financial condition, results of operations and prospects.

•	Our competitors do not conduct research and development activities in countries where we do not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

We license patent rights from a third-party licensee and in the future may license rights from others. If such licensee does not properly or successfully obtain, maintain or enforce the patents underlying such licenses, our competitive position and business prospects may be adversely affected.

We license intellectual property rights from a third party to protect our technology. The license gives us rights to third-party intellectual property that is useful for our business, including composition of matter and method of use patents. Specifically, we have a license from UC to certain patent rights, which provide platform intellectual property for research and development of our Probody technologies. See “Business—Intellectual Property—In-Licenses—License from UCSB—University of California license agreement.” We may also license additional third-party intellectual property in the future. Our success may depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications licensed to us. Even if patents issue or are granted, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue litigation less aggressively than we would. Further, we may not obtain exclusive rights, which would allow for third parties to develop competing products. Without protection for, or exclusive right to, the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects. In addition, the U.S. government has certain rights to the inventions covered by the patent rights and UC, as an academic research and medical center, has the right to practice the licensed patent rights for educational, research and clinical uses.

Other companies or organizations may challenge our or our licensors’ patent rights or may assert patent rights that prevent us from developing and commercializing our products.

Probody therapeutics are a relatively new scientific field. We have obtained grants and issuances of Probody therapeutic patents and have licensed several of these patents from a third party on an exclusive basis for therapeutics applications. The issued patents and pending patent applications in the U.S. and in key markets around the world that we own or license claim many different methods, compositions and processes relating to the discovery, development, manufacture and commercialization of antibody and immunoregulatory therapeutics. Specifically, we own and have licensed a portfolio of patents, patent applications and other intellectual property covering Probody compositions of matter as well as their methods of use.

As the field of antibody and immunoregulatory therapeutics matures, patent applications are being processed by national patent offices around the world. There is uncertainty about which patents will issue, and, if they do, as to when, to whom, and with what claims. In addition, third parties may attempt to invalidate our intellectual property rights. Even if our rights are not directly challenged, disputes could lead to the weakening of our intellectual property rights. Our defense against any attempt by third parties to circumvent or invalidate our intellectual property rights could be costly to us, could require significant time and attention of our management and could have a material and adverse effect on our business, financial condition, results of operations and prospects or our ability to successfully compete.

There are many issued and pending patents that claim aspects of our product candidates and modifications that we may need to apply to our product candidates. There are also many issued patents that claim antibodies or portions of antibodies that may be relevant for Probody drugs we wish to develop. Thus, it is possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we may not be able to market products or perform research and development or other activities covered by these patents.

We may not be able to protect our intellectual property rights throughout the world.

Obtaining a valid and enforceable issued or granted patent covering our technology in the U.S. and worldwide can be extremely costly. In jurisdictions where we have not obtained patent protection, competitors may use our technology to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where it is more difficult to enforce a patent as compared to the U.S. Competitor products may compete with our future products in jurisdictions where we do not have issued or granted patents or where our issued or granted patent claims or other intellectual property rights are not sufficient to prevent competitor activities in these jurisdictions. The legal systems of certain countries, particularly certain developing countries, make it difficult to enforce patents and such countries may not recognize other types of intellectual property protection, particularly that relating to biopharmaceuticals. This could make it difficult for us to prevent the infringement of our patents or marketing of competing products in violation of our proprietary rights generally in certain jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

We generally file a provisional patent application first (a priority filing) at the USPTO. An international application under the Patent Cooperation Treaty (“PCT”) is usually filed within twelve months after the priority filing. Based on the PCT filing, national and regional patent applications may be filed in the United States, European Union, Japan, Australia and Canada and, depending on the individual case, also in any or all of, inter alia, Brazil, China, Hong Kong, India, Israel, New Zealand, South Africa, South Korea, Mexico and other jurisdictions. We have so far not filed for patent protection in all national and regional jurisdictions where such protection may be available. In addition, we may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national or regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant registration authorities, while granted by others. It is also quite common that depending on the country, various scopes of patent protection may be granted on the same product candidate or technology.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the U.S., and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions. Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position in the relevant jurisdiction may be impaired and our business and results of operations may be adversely affected.

We or our licensors, or any future strategic partners may become subject to third party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights, and we may need to resort to litigation to protect or enforce our patents or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development and commercialization of our product candidates, or put our patents and other proprietary rights at risk.

We or our licensors, or any future strategic partners may be subject to third-party claims for infringement or misappropriation of patent or other proprietary rights. We are generally obligated under the UC Agreement to indemnify and hold harmless UC for damages arising from intellectual property infringement by us. If we or our licensors, or any future strategic partners are found to infringe a third party patent or other intellectual property rights, we could be required to pay damages, potentially including treble damages, if we are found to have willfully infringed. In addition, we or our licensors, or any future strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on acceptable terms, if at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, we or our existing or future collaborators may be unable to effectively market product candidates based on our technology, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. In addition, we may find it necessary to pursue claims or initiate lawsuits to protect or enforce our patent or other intellectual property rights. The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management’s attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.

If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products or our technology, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our platform technology. Such a loss of patent protection could have a material and adverse effect on our business, financial condition, results of operations and prospects. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights.

Intellectual property rights of third parties could adversely affect our ability to commercialize our product candidates, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Because the antibody landscape is still evolving, it is difficult to conclusively assess our freedom to operate without infringing on third party rights. There are numerous companies that have pending patent applications and issued patents broadly directed to antibodies generally. Our competitive position may suffer if patents issued to third parties or other third party intellectual property rights cover our products or elements thereof, or our manufacture or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or product candidates unless we successfully pursue litigation to nullify or invalidate the third party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may be issued patents of which we are not aware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our Probody technologies. And there may be pending patent applications of which we are not aware, that if they result in issued patents, could be alleged to be infringed by our Probody technologies. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our product candidates or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third party patents or applications. For example, U.S. applications filed before November 29, 2000 and certain U.S. applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. Patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our products or the use of our products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing our products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our product candidates that are held to be infringing. We might, if possible, also be forced to redesign product candidates so that we no longer infringe the third party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If we fail to comply with our obligations under any license, collaboration or other agreements, we may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting our product candidates or we could lose certain rights to grant sublicenses.

Our current license imposes, and any future licenses we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement and/or other obligations on us. If we breach any of these obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for certain aspects of our product candidates, we also consider trade secrets, including confidential and unpatented know-how important to the maintenance of our competitive position. We protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in the U.S. and certain foreign jurisdictions are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets of our employees’ or consultants’ former employers or their clients. These claims may be costly to defend and if we do not successfully do so, we may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.

Many of our employees were previously employed at universities or biotechnology or biopharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper our ability to commercialize, or prevent us from commercializing, our product candidates, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Risks Related to Government Regulation

We may be unable to obtain U.S. or foreign regulatory approval and, as a result, unable to commercialize our product candidates.

Our product candidates are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required to be successfully completed in the U.S. and in many foreign jurisdictions before a new drug can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that none of the product candidates we may develop will obtain the regulatory approvals necessary for us or our existing or future collaborators to begin selling them.

We have very limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. The time required to obtain FDA and other approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when regulating us require judgment and can change, which makes it difficult to predict with certainty how they will be applied. Any analysis we perform of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is impossible to predict whether legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be.

Because the drugs we are developing may represent a new class of drug, the FDA and its foreign counterparts have not yet established any definitive policies, practices or guidelines in relation to these drugs. While we believe the product candidates that we are currently developing are regulated as new drugs under the Federal Food, Drug, and Cosmetic Act (the “FDCA”), the FDA could decide to regulate them or other products we may develop as biologics under the Public Health Service Act. The lack of policies, practices or guidelines may hinder or slow review by the FDA of any regulatory filings that we may submit. Moreover, the FDA may respond to these submissions by defining requirements we may not have anticipated. Such responses could lead to significant delays in the clinical development of our product candidates. In addition, because there may be approved treatments for some of the diseases for which we may seek approval, in order to receive regulatory approval, we may need to demonstrate through clinical trials that the product candidates we develop to treat these diseases, if any, are not only safe and effective, but safer or more effective than existing products. Furthermore, in recent years, there has been increased public and political pressure on the FDA with respect to the approval process for new drugs, and the FDA’s standards, especially regarding drug safety, appear to have become more stringent.

Any delay or failure in obtaining required approvals could have a material and adverse effect on our ability to generate revenues from the particular product candidate for which we are seeking approval. Furthermore, any regulatory approval to market a product may be subject to limitations on the approved uses for which we may market the product or the labeling or other restrictions. In addition, the FDA has the authority to require a risk evaluation and mitigation strategies (“REMS”) plan as part of a New Drug Application (an “NDA”) or BLA or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug or biologic, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. These limitations and restrictions may limit the size of the market for the product and affect reimbursement by third-party payors.

We are also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and may include all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities outside the U.S. and vice versa.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (together, the “ACA”), was passed, which substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, subjects biologic products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Middle Class Tax Relief and Job Creation Act of 2012 required that the Centers for Medicare & Medicaid Services (“CMS”), the agency responsible for administering the Medicare program, reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or companion diagnostics or additional pricing pressures.

If we or existing or future collaborators, manufacturers or service providers fail to comply with healthcare laws and regulations, we or they could be subject to enforcement actions, which could affect our ability to develop, market and sell our products and may harm our reputation.

Although we do not currently have any products on the market, once we begin commercializing our product candidates, we will be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business. Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our drug candidates for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willingly soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind to induce or reward either the referral of an individual for, or the purchase, or order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

the U.S. federal False Claims Act, which imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

•	the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations (“HITECH”), which impose obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouse as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

•	the federal Open Payments regulations under the National Physician Payment Transparency Program have been issued under the ACA, which require that manufacturers of biopharmaceutical and biological drugs reimbursable under Medicare, Medicaid, and Children’s Health Insurance Programs to report to the Department of Health and Human Services all consulting fees, travel reimbursements, research grants, and other payments or gifts with values over $10 made to physicians and teaching hospitals; and

•	analogous state laws and regulations, such as state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Ensuring that our future business arrangements with third-parties comply with applicable healthcare laws and regulations could involve substantial costs. If our operations are found to be in violation of any such requirements, we may be subject to penalties, including civil or criminal penalties, monetary damages, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely our financial results. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

If we or future collaborators, manufacturers or service providers fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could affect our ability to develop, market and sell our products successfully and could harm our reputation and lead to reduced acceptance of our products by the market. These enforcement actions include, among others:

•	adverse regulatory inspection findings;

•	warning letters;

•	voluntary or mandatory product recalls or public notification or medical product safety alerts to healthcare professionals;

•	restrictions on, or prohibitions against, marketing our products;

•	restrictions on, or prohibitions against, importation or exportation of our products;

•	suspension of review or refusal to approve pending applications or supplements to approved applications;

•	exclusion from participation in government-funded healthcare programs;

•	exclusion from eligibility for the award of government contracts for our products;

•	suspension or withdrawal of product approvals;

•	seizures or administrative detention of products;

•	injunctions; and

•	civil and criminal penalties and fines.

If we fail to comply with U.S. and foreign regulatory requirements, regulatory authorities could limit or withdraw any marketing or commercialization approvals we may receive and subject us to other penalties that could materially harm our business.

Even if we receive marketing and commercialization approval of a product candidate, we will be subject to continuing regulatory requirements, including in relation to adverse patient experiences with the product and clinical results that are reported after a product is made commercially available, both in the U.S. and any foreign jurisdiction in which we seek regulatory approval. The FDA has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. The FDA also has the authority to require a REMS plan after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. The manufacturer and manufacturing facilities we use to make a future product, if any, will also be subject to periodic review and inspection by the FDA and other regulatory agencies, including for continued compliance with cGMP requirements. The discovery of any new or previously unknown problems with our third-party manufacturers, manufacturing processes or facilities may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market. If we rely on third-party manufacturers, we will not have control over compliance with applicable rules and regulations by such manufacturers. Any product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review. If we or our existing or future collaborators, manufacturers or service providers fail to comply with applicable continuing regulatory requirements in the U.S. or foreign jurisdictions in which we seek to market our products, we or they may be subject to, among other things, fines, warning letters, holds on clinical trials, delay of approval or refusal by the FDA to approve pending applications or supplements to approved applications, suspension or withdrawal of regulatory approval, product recalls and seizures, administrative detention of products, refusal to permit the import or export of products, operating restrictions, injunction, civil penalties and criminal prosecution.

Even if we are able to commercialize any product candidate, such candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The regulations that govern regulatory approvals, pricing and reimbursement for new drugs vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription biopharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain regulatory approval.

Our ability to commercialize any products successfully also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Even if we succeed in bringing one or more products to the market, these products may not be considered cost-effective, and the amount reimbursed for any products may be insufficient to allow us to sell our products on a competitive basis. Because our programs are in the early stages of development, we are unable at this time to determine their cost effectiveness or the likely level or method of reimbursement. Increasingly, the third-party payors who reimburse patients or healthcare providers, such as government and private insurance plans, are requiring that drug companies provide them with predetermined discounts from list prices, and are seeking to reduce the prices charged or the amounts reimbursed for biopharmaceutical products. If the price we are able to charge for any products we develop, or the reimbursement provided for such products, is inadequate in light of our development and other costs, our return on investment could be adversely affected.

We currently expect that certain/some drugs we develop may need to be administered under the supervision of a physician on an outpatient basis. Under currently applicable U.S. law, certain drugs that are not usually self-administered (including injectable drugs) may be eligible for coverage under the Medicare Part B program if:

•	they are incident to a physician’s services;

•	they are reasonable and necessary for the diagnosis or treatment of the illness or injury for which they are administered according to accepted standards of medical practice; and

•	they have been approved by the FDA and meet other requirements of the statute.

There may be significant delays in obtaining reimbursement for newly-approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the United States. Moreover, eligibility for reimbursement does not imply that any drug will be reimbursed in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may be based on payments allowed for lower-cost drugs that are already reimbursed, may be incorporated into existing payments for other services and may reflect budgetary constraints or imperfections in Medicare data. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for new drugs that we develop and for which we obtain regulatory approval could have a material and adverse effect on our operating results, our ability to raise capital needed to commercialize products and our financial condition.

We believe that the efforts of governments and third-party payors to contain or reduce the cost of healthcare and legislative and regulatory proposals to broaden the availability of healthcare will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies. A number of legislative and regulatory changes in the healthcare system in the U.S. and other major healthcare markets have been proposed in recent years, and such efforts have expanded substantially in recent years. These developments have included prescription drug benefit legislation that was enacted and took effect in January 2006, healthcare reform legislation enacted by certain states, and major healthcare reform legislation that was passed by Congress and enacted into law in the U.S. in 2010. These developments could, directly or indirectly, affect our ability to sell our products, if approved, at a favorable price.

In March 2010, President Obama signed into law the ACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending and enhance remedies against fraud and abuse. The ACA also contains provisions that will affect companies in the pharmaceutical industry and other healthcare related industries by imposing additional costs and changes to business practices. Provisions affecting pharmaceutical companies include the following.

•	Mandatory rebates for drugs sold into the Medicaid program have been increased, and the rebate requirement has been extended to drugs used in risk-based Medicaid managed care plans.

•	The 340B Drug Pricing Program under the Public Health Services Act has been extended to require mandatory discounts for drug products sold to certain critical access hospitals, cancer hospitals and other covered entities.

•	Pharmaceutical companies are required to offer discounts on brand-name drugs to patients who fall within the Medicare Part D coverage gap, commonly referred to as the “Donut Hole.”

•	Pharmaceutical companies are required to pay an annual non-tax deductible fee to the federal government based on each company’s market share of prior year total sales of branded products to certain federal healthcare programs, such as Medicare, Medicaid, Department of Veterans Affairs and Department of Defense. Since we expect our branded pharmaceutical sales to constitute a small portion of the total federal health program pharmaceutical market, we do not expect this annual assessment to have a material impact on our financial condition.

•	For product candidates classified as biologics, approval of an application for a follow-on biologic product may not become effective until 12 years after the date on which the reference innovator biologic product was first licensed by the FDA, with a possible six-month extension for pediatric products. After this exclusivity ends, it will be easier for biosimilar manufacturers to enter the market, which is likely to reduce the pricing for such products and could affect our profitability.

The full effects of the U.S. healthcare reform legislation cannot be known until the new law is fully implemented through regulations or guidance issued by the Centers for Medicare & Medicaid Services and other federal and state healthcare agencies. The financial impact of the U.S. healthcare reform legislation over the next few years will depend on a number of factors, including but not limited to, the policies reflected in implementing regulations and guidance and changes in sales volumes for products affected by the new system of rebates, discounts and fees. The new legislation may also have a positive impact on our future net sales, if any, by increasing the aggregate number of persons with healthcare coverage in the U.S.

Moreover, we cannot predict what healthcare reform initiatives may be adopted in the future. Further federal and state legislative and regulatory developments are likely, and we expect ongoing initiatives in the U.S. to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

Our ability to obtain services, reimbursement or funding from the federal government may be impacted by possible reductions in federal spending.

U.S. federal government agencies currently face potentially significant spending reductions. Under the Budget Control Act of 2011, the failure of Congress to enact deficit reduction measures of at least $1.2 trillion for the years 2013 through 2021 triggered automatic cuts to most federal programs. These cuts would include aggregate reductions to Medicare payments to providers of up to two percent per fiscal year, starting in 2013. Under the American Taxpayer Relief Act of 2012, which was enacted on January 1, 2013, the imposition of these automatic cuts was delayed until March 1, 2013. Certain of these automatic cuts have been implemented. The full impact on our business, financial condition, results of operations and prospects of these automatic cuts is uncertain. If federal spending is reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA or the National Institutes of Health to continue to function at current levels. Amounts allocated to federal grants and contracts may be reduced or eliminated. These reductions may also impact the ability of relevant agencies to timely review and approve drug research and development, manufacturing, and marketing activities, which may delay our ability to develop, market and sell any products we may develop.

If any of our product candidates receives marketing approval and we or others later identify undesirable side effects caused by the product candidate, our ability to market and derive revenue from the product candidates could be compromised.

In the event that any of our product candidates receive regulatory approval and we or others identify undesirable side effects caused by one of our products, any of the following adverse events could occur, which could result in the loss of significant revenue to us and materially and adversely affect our results of operations and business:

•	regulatory authorities may withdraw their approval of the product or seize the product;

•	we may be required to recall the product or change the way the product is administered to patients;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we may be required to create a Medication Guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

A Breakthrough Therapy Designation by the FDA for our product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek a Breakthrough Therapy Designation for some of our product candidates. A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For products that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Products designated as breakthrough therapies by the FDA can also be eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification and rescind the breakthrough designation.

A Fast Track Designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

We may seek Fast Track Designation for some of our product candidates. If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

We may seek Orphan Drug Designation for some of our product candidates, and we may be unsuccessful or may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity.

As part of our business strategy, we may seek Orphan Drug Designation for our product candidates, and we may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, Orphan Drug Designation entitles a party to incentives such as tax advantages and user-fee waivers.

Risks Related to Our Common Stock and This Offering

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expense related to the ongoing development of our Probody platform, our product candidates or future development programs;

•	results of clinical trials, or the addition or termination of clinical trials or funding support by us, or existing or future collaborators or licensing partners;

•	our execution of any additional collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

•	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	if any of our product candidates receives regulatory approval, the terms of such approval and market acceptance and demand for such product candidates;

•	regulatory developments affecting our product candidates or those of our competitors; and

•	changes in general market and economic conditions.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Our stock price may be volatile and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including the other risks described in this section of the prospectus titled “Risk Factors” and the following:

•	results of preclinical and clinical studies of our product candidates, or those of our competitors or our existing or future collaborators;

•	regulatory or legal developments in the U.S. and other countries, especially changes in laws or regulations applicable to our products;

•	the success of competitive products or technologies;

•	introductions and announcements of new products by us, our future commercialization partners, or our competitors, and the timing of these introductions or announcements;

•	actions taken by regulatory agencies with respect to our products, clinical studies, manufacturing process or sales and marketing terms;

•	actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;

•	the success of our efforts to acquire or in-license additional technologies, products or product candidates;

•	developments concerning any future collaborations, including but not limited to those with our sources of manufacturing supply and our commercialization partners;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

•	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	the recruitment or departure of key personnel;

•	changes in the structure of healthcare payment systems;

•	actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	announcement and expectation of additional financing efforts;

•	speculation in the press or investment community;

•	trading volume of our common stock;

•	sales of our common stock by us or our stockholders;

•	the concentrated ownership of our common stock;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities; and

•	general economic, industry and market conditions.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that has been often unrelated to the operating performance of the issuer. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering, assuming a public offering price of $            , the midpoint of the range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $              per share, representing the difference between the assumed initial public offering price of $             per share and our pro forma net tangible book value per share as of March 31, 2015 after giving effect to this offering and the conversion of all outstanding shares of our preferred stock upon the closing of this offering and the net exercise of all of our warrants to purchase shares of our preferred stock into shares of our common stock. Moreover, we issued options in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of March 31, 2015, there were 181,097,532 shares of common stock subject to outstanding options. To the extent that these outstanding options are ultimately exercised, you will incur further dilution.

The future issuance of equity or of debt securities that are convertible into equity will dilute our share capital.

We may choose to raise additional capital in the future, depending on market conditions, strategic considerations and operational requirements. To the extent that additional capital is raised through the issuance of shares or other securities convertible into shares, our stockholders will be diluted. Future issuances of our common stock or other equity securities, or the perception that such sales may occur, could adversely affect the trading price of our common stock and impair our ability to raise capital through future offerings of shares or equity securities. No prediction can be made as to the effect, if any, that future sales of common stock or the availability of common stock for future sales will have on the trading price of our common stock.

The employment agreements with our executive officers may require us to pay severance benefits to officers in connection with termination of employment or upon a change of control of us, which could harm our financial condition.

Sean A. McCarthy, D. Phil. our president and chief executive officer, is entitled to receive a lump sum payment equal to one year of his base salary as well as continued medical and dental coverage for a period of one year following his termination of employment due to good reason or without cause. In the event of a change in control and a termination of employment without cause or due to good reason Dr. McCarthy would similarly receive one year of his base salary as well as continued medical and dental coverage for a period of one year, as well as an additional lump sum payment equal to his target annual bonus for the calendar year in which his employment is terminated and full vesting of his outstanding option awards. The accelerated vesting of options could result in dilution to our existing stockholders and harm the market price of our common stock. Furthermore, the payment of these severance benefits could harm our financial condition. In addition, these potential severance payments may discourage or prevent third parties from seeking a business combination with us.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although our common stock will be listed on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

Because our management will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

We intend to use the net proceeds to us from this offering to discover new product candidates, fund preclinical development and clinical trials of product candidates, continued Probody technology platform development, working capital and general corporate purposes, as well as potential acquisition or in-licensing and collaboration activities, and therefore, our management will have broad discretion as to the use of the offering proceeds. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target studies and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock as of June 30, 2015, after this offering, our executive officers and directors, together with holders of five percent or more of our outstanding common stock before this offering and their respective affiliates, will beneficially own approximately         percent of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares of common stock). As a result, these stockholders, if acting together, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We are an “emerging growth company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”), (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus. We could be an emerging growth company for up to five years following the completion of this offering, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our bylaws may delay or prevent an acquisition of us or a change in our management. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

•	a prohibition on actions by our stockholders by written consent;

•	a requirement that special meetings of stockholders, which our company is not obligated to call more than once per calendar year, be called only by the chairman of our board of directors, our chief executive officer, our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, or, subject to certain conditions, by our secretary at the request of the stockholders holding of record, in the aggregate, shares entitled to cast not less than ten percent of the votes at a meeting of the stockholders (assuming all shares entitled to vote at such meeting were present and voted);

•	advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings; and

•	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, as amended, which prohibits a person who owns in excess of 15 percent of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15 percent of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are not currently required to comply with the SEC’s rules that implement Section 404, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, if we are not able to continue to meet these requirements, we may not be able to remain listed on The NASDAQ Global Market.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, under our Loan and Security Agreement with ATEL Ventures, Inc., we are prohibited from paying any cash dividends on our capital stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We may incur significant costs from class action litigation due to our expected stock volatility.

Our stock price may fluctuate for many reasons, including as a result of public announcements regarding the progress of our development efforts or the development efforts of future collaborators or competitors, the addition or departure of our key personnel, variations in our quarterly operating results and changes in market valuations of biopharmaceutical and biotechnology companies. This risk is especially relevant to us because biopharmaceutical and biotechnology companies have experienced significant stock price volatility in recent years. When the market price of a stock has been volatile as our stock price may be, holders of that stock have occasionally brought securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

Our amended and restated bylaws designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, as amended, our amended and restated certificate of incorporation or our amended and restated bylaws, any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws or any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

A number of important factors could cause our actual results to differ materially from those indicated in these forward-looking statements, including those factors identified in “Risk Factors” or “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or the following:

•	the initiation, timing, progress and results of our research and development programs, preclinical studies, any clinical trials and IND, Clinical Trial Application, NDA and other regulatory submissions;

•	our receipt and timing of any milestone payments or royalties under any existing or future research collaboration and license agreements or arrangements;

•	our expectations regarding the activity of our product candidates once administered in a human subject;

•	our expectations and beliefs regarding the evolution of the market for cancer therapies and development of the immuno-oncology industry;

•	our ability to identify and develop products for novel cancer targets;

•	our dependence on existing and future collaborators for developing, obtaining regulatory approval for and commercializing product candidates in the collaboration;

•	our ability to identify and develop product candidates for treatment of additional disease indications;

•	our or an existing or future collaborator’s ability to obtain and maintain regulatory approval of any of our product candidates;

•	the rate and degree of market acceptance of any approved products candidates;

•	the commercialization of any approved product candidates;

•	our ability to establish and maintain collaborations and retain commercial rights for our product candidates in the collaborations;

•	the implementation of our business model and strategic plans for our business, technologies and product candidates;

•	our estimates of our expenses, ongoing losses, future revenue and capital requirements;

•	our ability to obtain additional funds for our operations;

•	our or any existing or future collaborator’s ability to obtain and maintain intellectual property protection for our technologies and product candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	our reliance on third parties to conduct our preclinical studies or any future clinical trials;

•	our reliance on third party supply and manufacturing partners to supply the materials and components for, and manufacture, our research and development, preclinical and clinical trial drug supplies;

•	our ability to attract and retain qualified key management and technical personnel;

•	our use of net proceeds to us from this offering;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our financial performance; and

•	developments relating to our competitors or our industry.

The foregoing factors should not be considered exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

This prospectus also contains estimates, projections and other information concerning our industry, our business and the markets for certain drugs, including data regarding the estimated size of those markets, their projected growth rates and the incidence of certain medical conditions. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained these industry, business, market and other data from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which these data are derived.

STATISTICAL DATA AND MARKET INFORMATION

This prospectus contains estimates, projections and other statistical data made by independent parties and by us relating to market size and growth, the incidence of certain medical conditions and other industry data or sector information. These data, to the extent they contain estimates or projections, involve a number of assumptions and limitations, and you are cautioned not to give undue weight to any such estimates or projections. Industry publications and other reports we have obtained from independent parties generally state that the data and other information contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data or information and we have not independently verified them. The industry in which we operate is subject to risks and uncertainties due to a variety of factors, including those described in the “Risk Factors” section of this prospectus. These and other factors could cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock will be approximately $            , based upon the assumed initial public offering price of per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that we will receive net proceeds from this offering of approximately $            , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our net proceeds from this offering by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts, commissions and estimated offering expenses. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds from this offering by approximately $         million, based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This offering is intended to provide funding through first-in-human studies of our two lead programs. In particular, we currently expect to use the net proceeds from this offering as follows:

•	approximately $ million to $ million for the development of CX-072, including our planned Phase 1 clinical trials and drug manufacturing;

•	approximately $ million to $ million for the development of our Probody therapeutic directed against CD166, including our planned Phase 1 clinical trials and drug manufacturing; and

•	approximately $ million to $ million for research and development activities, including discovery of additional cancer immunotherapies and first-in-class therapeutics directed against difficult-to-drug targets and continued development of our Probody technology platform.

We may use a portion of the proceeds to make payments of principal and interest on our outstanding loan with ATEL Ventures, Inc. For additional information related to our outstanding loan, including the interest rate and maturity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash Flows— Indebtedness.” We expect to use the remainder of the net proceeds from this offering for working capital and other general corporate purposes, which may include funding for the hiring of additional personnel, capital expenditures and the costs of operating as a public company.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures depend on numerous factors, including the progress of our preclinical development efforts, the results of any clinical trials and other studies and any unforeseen cash needs. All of our research and development programs are at an early stage and successful development of product candidates from these programs is highly uncertain and may not result in approved products. Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. Accordingly, we will have broad discretion in the use of the net proceeds from this offering. We believe the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will be sufficient to fund our operations through at least mid-2018, including through data read out of our planned Phase 1 clinical trials of CX-072 and our CD166 Probody therapeutics.

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and we do not intend to pay any cash dividends on our common stock for the foreseeable future. Under our Master Loan and Security Agreement with ATEL Ventures, Inc., we are prohibited from paying any cash dividends on our capital stock. We currently intend to retain future earnings, if any, for use in the operation of our business and to fund future growth. Any future determination related to our dividend policy will be made at the discretion of our board of directors in light of conditions then-existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of March 31, 2015 on:

•	An actual basis;

•	A pro forma basis, giving effect to (i) the conversion of all of our outstanding shares of our preferred stock into an aggregate of 1,196,043,117 shares of our common stock immediately prior to the completion of this offering; (ii) the net exercise of all outstanding warrants to purchase shares of our preferred stock resulting in the issuance of an aggregate of shares of our common stock and the related reclassification of our preferred stock warrant liability to additional paid in capital immediately prior to the completion of this offering; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

•	A pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above; (ii) the sale and issuance of shares of our common stock by us in this offering, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	March 31, 2015
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(In thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$59,473	$	$

Long-term debt, current and non-current	$2,644
Convertible preferred stock warrant liability	408
Convertible preferred stock liability	1,426
Redeemable convertible preferred stock, $0.00001 par value—1,370,793,023 shares authorized; 1,180,622,550 shares issued and outstanding; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	79,143
Convertible preferred stock, $0.00001 par value—15,420,567 shares authorized, issued and outstanding; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	474
Stockholders’ (deficit) equity:
Common stock, $0.00001 par value—1,800,000,000 shares authorized; 62,779,765 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	1
Stockholder notes receivable	(406)
Additional paid-in capital	—
Accumulated other comprehensive loss	(10)
Accumulated deficit	(85,606)

Total stockholders’ (deficit) equity	(86,021)

Total capitalization	$(1,926)	$	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the amount of our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after the completion of this offering excludes:

•	41,528,239 shares of common stock issuable upon conversion of the like number of shares of Series C preferred stock issued after March 31, 2015 and 471,882,536 shares of common stock issuable upon conversion of the like number of shares of Series D preferred stock issued after March 31, 2015;

•	41,698,134 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 under our 2010 Stock Incentive Plan (the “2010 Plan”);

•	139,399,398 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 under our 2011 Stock Incentive Plan, as amended (the “2011 Plan”);

•	73,694,443 shares of common stock reserved for issuance pursuant to future awards under the 2011 Plan as of March 31, 2015;

•	shares of common stock reserved for issuance pursuant to future awards under our 2015 Performance Incentive Plan, which will become effective upon the closing of this offering; and

•	shares of common stock reserved for issuance pursuant to future awards under our 2015 Employee Stock Purchase Plan, which will become effective upon the closing of this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of March 31, 2015, our historical net tangible book value (deficit) was approximately $         million, or $         per share of common stock. Historical net tangible book value (deficit) per share represents our total tangible assets less total liabilities, less preferred stock, divided by the number of our outstanding shares of common stock.

As of March 31, 2015, our pro forma net tangible book value was approximately $         million, or $          per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2015, assuming the conversion of all outstanding shares of our preferred stock into an aggregate 1,196,043,117 shares of our common stock, which will occur immediately prior to the completion of this offering, and the net exercise of all outstanding warrants to purchase shares of our preferred stock resulting in the issuance of an aggregate of              shares of common stock upon the closing of this offering.

After giving further effect to the sale of             shares of our common stock in this offering, at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2015 would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2015	$
Pro forma increase in net tangible book value per share

Pro forma net tangible book value per share as of March 31, 2015
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma net tangible book value, as adjusted to give effect to this offering

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         per share and the dilution per share to new investors in this offering by $         per share, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1,000,000 increase (decrease) in the number of shares of our common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         per share and the dilution per share to new investors in this offering by $         per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share of our common stock would be $         per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2015, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors purchasing shares in this offering

Total		100.0%		$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1,000,000 increase (decrease) in the number of shares of our common stock offered by us would increase (decrease) the shares purchased by new investors and total shares purchased by all stockholders by 1,000,000, would increase (decrease) the percentage of shares purchased by new investors by     %, and would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock reflected in the discussion and tables above excludes the following:

•	41,528,239 shares of common stock issuable upon conversion of the like number of shares of Series C preferred stock issued after March 31, 2015 and 471,882,536 shares of common stock issuable upon conversion of the like number of shares of Series D preferred stock issued after March 31, 2015;

•	41,698,134 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 under our 2010 Stock Incentive Plan (the “2010 Plan”);

•	139,399,398 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 under our 2011 Stock Incentive Plan, as amended (the “2011 Plan”);

•	73,694,443 shares of common stock reserved for issuance pursuant to future awards under the 2011 Plan as of March 31, 2015;

•	shares of common stock reserved for issuance pursuant to future awards under our 2015 Performance Incentive Plan, which will become effective upon the closing of this offering; and

•	shares of common stock reserved for issuance pursuant to future awards under our 2015 Employee Stock Purchase Plan, which will become effective upon the closing of this offering.

To the extent that any outstanding options to purchase shares of our common stock or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

The following selected statement of operations data for the years ended December 31, 2013 and 2014 and the balance sheet data as of December 31, 2013 and 2014 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2014 and 2015, and the balance sheet data as of March 31, 2015, are derived from our unaudited interim financial statements included elsewhere in this prospectus. We have prepared the unaudited interim financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of our future results and our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2015, or any other period. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2013	2014		2014	2015
	(In thousands, except share and per share data)
Statements of Operations Data:
Revenue	$888		$5,077	$635		$1,742
Operating expenses:
Research and development	10,890		28,302	16,041		4,664
General and administrative	4,954		6,540	1,441		1,946

Total operating expenses	15,844		34,842	17,482		6,610

Loss from operations	(14,956)		(29,765)	(16,847)		(4,868)
Interest income	6		7	1		138
Interest expense	(254)		(487)	(134)		(230)
Other income (expense), net	71		(55)	(24)		(1,251)

Net loss before provision for income taxes	(15,133)		(30,300)	(17,004)		(6,211)
Provision for income taxes	10		10	—		—

Net loss and comprehensive loss	(15,143)		(30,310)	(17,004)		(6,211)
Accretion of redemption value and cumulative dividends on preferred stock	(3,751)		(4,566)	(1,051)		(1,432)

Net loss attributable to common stockholders	$(18,894)		$(34,876)	$(18,055)		$(7,643)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(0.39)		$(0.56)	$(0.29)		$(0.12)

Shares used to compute net loss per share attributable to common stockholders, basic and diluted(1)	48,653,814		62,332,585	62,273,240		62,779,765

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$			$

Shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)

(1)	See Notes 3 and 19 to our financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share attributable to common stockholders, and the weighted-average number of shares used in the computation of the per share amounts.

	As of December 31,		As of March 31, 2015
	2013	2014
Balance Sheet Data:
Cash and cash equivalents	$8,703	$64,396	$7,819
Short-term investments	—	—	51,654
Working capital	5,094	55,690	50,184
Total assets	14,183	73,062	67,242
Total long-term debt, current and non-current	4,203	2,987	2,644
Redeemable convertible preferred stock	44,244	76,236	79,143
Convertible preferred stock	474	474	474
Accumulated deficit	(43,881)	(78,138)	(85,606)
Total stockholders’ deficit	(44,279)	(78,541)	(86,021)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Historical Financial and Other Data” and the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Risk Factors” and in other parts of this prospectus.

Overview

We are an oncology-focused biopharmaceutical company pioneering a novel class of antibody therapeutics based on our Probody technology platform. We are using our platform to create proprietary cancer immunotherapies against clinically-validated targets as well as to develop first-in-class cancer therapeutics against novel targets. We believe that our Probody platform will allow us to improve the combined efficacy and safety profile, or therapeutic window, of monoclonal antibody modalities including cancer immunotherapies, antibody drug conjugates (“ADCs”) and T-cell-recruiting bispecific antibodies. Our Probody therapeutics are designed to take advantage of unique conditions in the tumor microenvironment to enhance the tumor-targeting features of an antibody and reduce drug activity in healthy tissues. We are currently developing Probody therapeutics that address clinically-validated cancer targets in immuno-oncology, such as PD-L1, as well as novel targets, such as CD-166, that are difficult to drug and lead to damage to healthy tissues, or toxicities. In addition to our proprietary programs, we are collaborating with strategic partners including Bristol-Myers Squibb Company (“BMS”), Pfizer Inc. (“Pfizer”) and ImmunoGen, Inc. (“ImmunoGen”) to develop selected Probody therapeutics. Our broad technology platform and lead product candidates are supported by a decade of thorough scientific research and strong intellectual property, and we are advancing these candidates toward clinical trials. Our vision is to transform lives with safer, more effective therapies. To realize this vision we are executing on our mission of changing the treatment of cancer by urgently advancing our Probody pipeline.

We do not currently have any product candidates in clinical trials or approved for sale, and we continue to incur significant research and development and general administrative expenses related to our operations. We are not profitable and have incurred losses in each year since our founding in 2008. Our net loss for the years ended December 31, 2013 and 2014 was $15.1 million and $30.3 million, respectively. Our net loss for the three months ended March 31, 2015 was $6.2 million. As of March 31, 2015, we had an accumulated deficit of $85.6 million. We expect to continue to incur significant losses for the foreseeable future.

We have three pipeline strategies that we are pursuing with our Probody platform: (i) developing a novel class of immune-oncology therapies directed against clinically-validated targets, (ii) developing first-in-class therapeutics directed against difficult-to-drug targets and (iii) collaborating with leading pharmaceutical companies to discover and develop Probody therapeutics against selected targets.

Regulatory agencies, including the FDA, regulate many aspects of a product candidate’s life cycle, including research and development and preclinical and clinical testing. We have product candidates that are still in research and preclinical development, which means that they have not yet been tested on humans. We will need to commit significant time and resources to develop these and additional product candidates. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. We are unable to provide the nature, timing, and estimated costs of the efforts necessary to complete the development of our product candidates because, among other reasons, we cannot predict with any certainty the pace of enrollment of our clinical trials, which is a function of many factors, including the availability and proximity of patients with the relevant condition.

We currently have no manufacturing capabilities and do not intend to establish any such capabilities. We have no commercial manufacturing facility for our product candidates. As such, we are dependent on third parties to supply our product candidates according to our specifications, in sufficient quantities, on time, in compliance with appropriate regulatory standards and at competitive prices.

Components of Results of Operations

Revenue

Our revenue to date has been primarily derived from non-refundable license payments and reimbursements for research and development expenses under our research, collaboration, and license agreements. We recognize revenue from upfront payments ratably over the term of our estimated period of performance under the agreement. In addition to receiving upfront payments, we may also be entitled to milestone and other contingent payments upon achieving predefined objectives. Revenue from milestones, if they are nonrefundable and deemed substantive, is recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved and we have remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance. Reimbursements from Pfizer and BMS for research and development costs incurred under our research, collaboration and license agreements with them are classified as revenue.

For the foreseeable future, we do not expect to generate any revenue from the sale of products unless and until such time as our product candidates have advanced through clinical development and regulatory approval. We expect that any revenue we do generate in the foreseeable future will fluctuate from year to year as a result of the timing and amount of milestones and other payments from our collaborations with BMS, Pfizer and ImmunoGen, and any future collaboration partners, and as a result of the fluctuations in the research and development expenses we incur in the performance of assigned activities under these agreements.

Research and Development Expenses

Our research and development expenses consist primarily of costs incurred to conduct research, such as the discovery and development of our product candidates as well as the development of product candidates pursuant to our research, collaboration and license agreements. Research and development expenses include personnel costs, including stock-based compensation expense, contractor services, laboratory materials and supplies, depreciation and maintenance of research equipment, and an allocation of related facilities costs. We expense research and development costs as they are incurred.

We expect our research and development expenses to increase substantially in absolute dollars in the future as we advance our product candidates into and through clinical trials and pursue regulatory approval of our product candidates. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming. The actual probability of success for our product candidates may be affected by a variety of factors including: the safety and efficacy of our product candidates, early clinical data, investment in our clinical program, the ability of collaborators to successfully develop our licensed product candidates, competition, manufacturing capability and commercial viability. We may never succeed in achieving regulatory approval for any of our product candidates. As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization and sale of our product candidates.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services and other allocated expenses. Personnel costs consist of salaries, bonuses, benefits and stock-based compensation. Outside professional services consist of legal, accounting and audit services and other consulting fees. Allocated expenses consist of rent expense related to our office and research and development facility. We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the Securities and Exchange Commission, and those of any national securities exchange on which our securities are traded, additional insurance expenses, investor relations activities and other administrative and professional services. We also expect to increase our administrative headcount significantly to operate as public company and as we advance our product candidates through clinical development, which will also increase our general and administrative expenses.

Interest Income

Interest income primarily consists of interest income from our cash equivalents and short-term investments.

Interest Expense

Interest expense primarily consists of interest costs related to our outstanding borrowings under our loan agreements and amortization of premiums on our short-term investments.

Other Income (Expense), Net

Other income (expense), net consists primarily of changes to the estimated fair value of the convertible preferred stock warrant liability and the convertible preferred stock liability. We will continue to record adjustments to the estimated fair value of the convertible preferred stock warrants until such time as these instruments are exercised, expire or convert into warrants to purchase shares of our common stock. We will continue to record adjustments to the estimated fair value of the convertible preferred stock liability until the option to purchase the shares is exercised or expires.

Results of Operations

Comparison of the Three Months Ended March 31, 2014 and 2015

	Three Months Ended March 31,		$ Change	% Change
	2014	2015
	(In thousands)
Revenue	$635	$1,742	$1,107	174

Operating expenses:
Research and development	16,041	4,664	(11,377)	(71)
General and administrative	1,441	1,946	505	35

Total operating expenses	17,482	6,610	(10,872)	(62)

Loss from operations	(16,847)	(4,868)	11,979	(71)
Interest income	1	138	137	*
Interest expense	(134)	(230)	(96)	72
Other income (expense), net	(24)	(1,251)	(1,227)	*

Net loss	(17,004)	(6,211)	10,793	(63)
Accretion of redemption value and cumulative dividends on preferred stock	(1,051)	(1,432)	(381)	36

Net loss attributable to common stockholders	$(18,055)	$(7,643)	$10,412	(58)

*	Not meaningful

Revenue

Revenue increased $1.1 million, or 174% during the three months ended March 31, 2015 compared to the corresponding period in 2014. The increase in revenue was primarily due to $1.4 million of revenue recognized in the first quarter of 2015 related to the BMS agreement entered into in July 2014, partially offset by a decrease of $0.2 million in reimbursement for research and development services primarily due to the completion of a project in the fourth quarter of 2014.

Research and Development Expense

Research and development expense decreased $11.4 million, or 71%, during the three months ended March 31, 2015 compared to the corresponding period in 2014. The decrease was primarily attributable to $12.8 million expensed in the first quarter of 2014 related to the ImmunoGen collaboration agreement, partially offset by an increase of $0.4 million in personnel-related expenses due to an increase in headcount, an increase of $0.7 million in lab services and supplies primarily due to costs related to advancement of our product pipeline, an increase of $0.2 million in allocated facility costs partly due to a new lease we entered into in September 2014, and an increase of $0.1 million of depreciation due to additional purchases of lab equipment.

General and Administrative Expense

General and administrative expense increased $0.5 million, or 35% during the three months ended March 31, 2015 compared to the corresponding period in 2014. The increase was attributable to an increase of $0.3 million in personnel-related expenses due to an increase in headcount, and an increase of $0.2 million in consulting and professional services expenses relating to our 2014 audit.

Interest Income

Interest income increased $0.1 million during the three months ended March 31, 2015 compared to the corresponding period in 2014. The increase was attributable to interest income earned on cash equivalents and short-term investments due to the proceeds received from our preferred stock financing in December 2014.

Interest Expense

Interest expense increased $0.1 million during the three months ended March 31, 2015, compared to the corresponding period in 2014. The increase was primarily attributable to amortization of premiums on our short-term investments.

Other Income (Expense), Net

Other income (expense), net increased $1.2 million during the three months ended March 31, 2015, compared to the corresponding period in 2014. The increase was primarily attributable to a loss of $1.0 million related to the remeasurement of the convertible preferred stock liability and an increase in the fair value of the convertible preferred stock warrant liability of $0.2 million.

Comparison of the Years Ended December 31, 2013 and 2014

	Years Ended December 31,		$ Change	% Change
	2013	2014
	(In thousands)
Revenue	$888	$5,077	$4,189	*

Operating expenses:
Research and development	10,890	28,302	17,412	160
General and administrative	4,954	6,540	1,586	32

Total operating expenses	15,844	34,842	18,998	120

Loss from operations	(14,956)	(29,765)	(14,809)	99
Interest income	6	7	1	17
Interest expense	(254)	(487)	(233)	92
Other income (expense), net	71	(55)	(126)	*

Loss before provision for income taxes	(15,133)	(30,300)	(15,167)	101
Provision for income taxes	10	10	—	*

Net loss	$(15,143)	$(30,310)	$(15,167)	101
Accretion of redemption value and cumulative dividends on preferred stock	(3,751)	(4,566)	(815)	22

Net loss attributable to common stockholders	$(18,894)	$(34,876)	$(15,982)	85

*	Not meaningful

Revenue

Revenue increased $4.2 million during the year ended December 31, 2014 compared the corresponding period in 2013. The increase in revenue is primarily attributable to an increase of $1.4 million of revenue recognized related to the Pfizer agreement entered into in May 2013 and $2.8 million of revenue recognized in 2014 related to the BMS agreement entered into in July 2014.

Research and Development Expenses

Research and development expenses increased $17.4 million, or 160%, during the year ended December 31, 2014 compared to the corresponding period in 2013. The increase was primarily attributable to $12.8 million expensed in 2014 related to the ImmunoGen collaboration agreement, a $1.7 million increase in personnel-related expenses due to headcount, increased consulting costs, and increased recruiting expenses primarily related to recruiting key personnel, an increase of $2.7 million in lab services and supplies arising from the research and collaboration agreements entered into in 2014 with BMS, and an increase of $0.4 million in rent and occupancy costs due to new leases entered into in August 2013 and September 2014.

General and Administrative Expenses

General and administrative expenses increased $1.6 million, or 32%, during the year ended December 31, 2014 compared to the corresponding period in 2013. The increase was attributable to a $0.8 million increase in personnel-related expenses as a result of increased headcount and an increase in recruiting costs primarily related to the recruiting of key personnel, a $0.6 million increase in legal costs due to the new research and collaboration agreements entered into, and a $0.4 million increase in consulting costs. The increase was partially offset by a decrease of $0.2 million in allocated facility costs.

Interest Expense

Interest expense increased $0.2 million during the year ended December 31, 2014 compared to the corresponding period in 2013. The increase was due to the drawdown of an additional $3.0 million from our debt facility in December 2013.

Other Income (Expense), Net

Other income (expense), net changed by ($0.1) million to an expense of $55,000 during the year ended December 31, 2014 compared to the corresponding period in 2013. The change was primarily due to the fair value remeasurement of the convertible preferred stock warrant liability.

Liquidity and Capital Expenditures

Sources of Liquidity

As of March 31, 2015, we had cash, cash equivalents and short-term investments of $59.5 million and an accumulated deficit of $85.6 million, compared to cash and cash equivalents of $64.4 million and an accumulated deficit of $78.1 million as of December 31, 2014. We have financed our operations primarily through sales of our convertible preferred securities and payments received under our collaboration agreements. In May 2015, an investor exercised its option to purchase 41,528,239 shares of Series C redeemable convertible preferred stock for proceeds of $3.5 million. In June 2015, we issued 471,882,536 shares of Series D redeemable convertible preferred stock for $70.0 million in gross proceeds.

Plan of Operation and Future Funding Requirements

We use our cash primarily to fund operating expenses, primarily research and development expenditures. We plan to increase our research and development expenses for the foreseeable future as we continue the preclinical and move into clinical development of our product candidates. At this time, due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of our product candidates, we cannot reasonably estimate the costs we will incur and the timelines that will be required to complete development, obtain marketing approval, and commercialize our current product candidates or any future product candidates. For the same reasons, we are also unable to predict when, if ever, we will generate revenue from product sales or whether, or when, if ever, we may achieve profitability. Clinical and preclinical development timelines, the probability of success, and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Due to our significant research and development expenditures, we have generated substantial operating losses in each period since inception. We have incurred an accumulated deficit of $78.1 million through March 31, 2015. We expect to incur substantial additional losses in the future as we expand our research and development activities. Based on our research and development plans, we expect that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will be sufficient to fund our anticipated level of operations through at least mid-2018, during which we expect to generate data from first-in-human clinical trials for our two lead product candidates. We have based this estimate on assumptions that may prove to be wrong, however, and we could use our capital resources sooner than we expect.

The timing and amount of our operating expenditures will depend largely on:

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs we decide to pursue;

•	the progress of the development efforts of parties with whom we have entered or may in the future enter into collaborations and research and development agreements;

•	the timing and amount of milestone payments we may receive under our collaboration agreements;

•	our ability to maintain our current licenses and research and development programs and to establish new collaboration arrangements;

•	the costs involved in prosecuting and enforcing patent and other intellectual property claims;

•	the cost and timing of regulatory approvals; and

•	our efforts to enhance operational systems and hire additional personnel, including personnel to support development of our product candidates and satisfy our obligations as a public company.

Until such time, if ever, as we can generate substantial revenue from product sales, we expect to fund our operations and capital funding needs through equity and/or debt financing. We may also consider entering into additional collaboration arrangements or selectively partnering for clinical development and commercialization. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail planned programs. Any of these actions could harm our business, results of operations, financial condition and future prospects.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
Net cash provided by (used in):
Operating activities	$(8,008)	$31,802	$(4,880)	$(5,369)
Investing activities	(732)	(1,663)	(246)	(52,043)
Financing activities	2,697	25,554	8,135	835

Net (decrease) increase in cash and cash equivalents	$(6,043)	$55,693	$3,009	$(56,577)

Cash Flows from Operating Activities

During the three months ended March 31, 2015, cash used in operating activities was $5.4 million, which consisted of a net loss of $6.2 million, adjusted by non-cash charges of $1.8 million and a net decrease of $1.0 million in our net operating assets. The non-cash charges primarily consist of depreciation and amortization of $0.3 million, stock-based compensation of $0.2 million, amortization of premiums on our short-term investments of $0.1 million, a loss on remeasurement of our convertible preferred stock warrant liability of $0.2 million and a $1.0 million loss from the revaluation of the convertible preferred stock liability. The change in our net operating assets and liabilities was primarily due to a $0.7 million decrease in accounts payable and accrued liabilities mainly due to the payment of the 2014 annual bonus in 2015 as well as legal costs for patent filings, a decrease of $1.5 million in deferred revenue due to the recognition of upfront fees received and an increase of $0.4 million in prepaid expenses and other assets mainly due to accrued interest receivable from our short-term investments and prepayment of rent for our facility, partially offset by an decrease of $1.7 million in accounts receivable primarily due to the receipt of the $1.5 million upfront payment from the Pfizer agreement in the first quarter of 2015.

During the three months ended March 31, 2014, cash used in operating activities was $4.9 million, which consisted of a net loss of $17.0 million, adjusted by non-cash charges of $0.3 million and a net change of $11.8 million in our net operating assets. The non-cash charges primarily consist of depreciation and amortization of $0.2 million and stock-based compensation of $0.1 million. The change in our net operating assets and liabilities was primarily due to an increase of $13.0 million in deferred revenue resulting from $13.2 million related to the ImmunoGen collaboration agreement partially offset by $0.2 million of amortization of upfront payments, a $0.4 million decrease in accounts payable and accrued liabilities mainly due to the payment of the 2013 annual bonus in the first quarter of 2014, an increase of $0.2 million in accounts receivable from a higher level of research activity related to the Pfizer agreement, an increase in prepaid expenses and other assets of $0.6 million mainly due to deferred costs related to the ImmunoGen collaboration agreement.

In 2014, cash provided by operating activities was $31.8 million, which consisted of a net loss of $30.4 million adjusted by non-cash charges of $1.4 million, adjusted by a net change of $60.8 million in our net operating assets. The non-cash charges primarily consist of $0.8 million from depreciation and amortization and $0.6 million from stock-based compensation. The change in our net operating assets and liabilities was primarily due to an increase of $61.5 million in deferred revenue resulting from the upfront payments of $50.0 million received from BMS and of $1.5 million received from Pfizer and $13.3 million related to the ImmunoGen collaboration agreement, partially offset by recognition of upfront fees of $3.3 million, and a $1.5 million increase in accounts payable and accrued liabilities due to our increased research and development activities as a result of our agreements with BMS and ImmunoGen. The increase is partially offset by an increase of $1.6 million in accounts receivable primarily due to the $1.5 million upfront payment due from Pfizer and a $0.6 million increase in prepaid expenses and other assets due to deferred costs related to the ImmunoGen collaboration agreement.

In 2013, cash used in operating activities was $8.0 million, which consisted of a net loss of $15.1 million, adjusted by non-cash charges of $1.2 million and a net decrease of $6.0 million in our net operating assets. The non-cash charges primarily consist of depreciation and amortization of $0.7 million, stock-based compensation of $0.3 million, a charge of $0.2 million related to common stock issued in connection with a license agreement partially offset by a $0.1 million gain from the revaluation of the convertible preferred stock liability. The change in our net operating assets and liabilities was primarily due to an increase of $5.5 million in deferred revenue due to the receipt of an upfront fee from Pfizer and a $0.9 million increase in accounts payable and accrued liabilities due to an increase in our research and development activities as a result of our agreement with Pfizer, primarily offset by an increase of $0.3 million in accounts receivable and prepaid expenses and other current assets resulted from our increased business activities.

Cash Flows from Investing Activities

Cash used in investing activities during the three months ended March 31, 2015 was $52.0 million, which consisted of $0.3 million of capital expenditures to purchase property and equipment and $51.8 million of purchases of short-term investments.

Cash used in investing activities during the three months ended March 31, 2014 was $0.2 million, which consisted of capital expenditures to purchase property and equipment.

Cash used in investing activities during the year ended December 31, 2014 was $1.7 million, which consisted of capital expenditures to purchase of property and equipment.

Cash used in investing activities during the year ended December 31, 2013 was $0.7 million, which consisted of capital expenditures to purchase of property and equipment.

Cash Flows from Financing Activities

During the three months ended March 31, 2015, cash provided by financing activities was $0.8 million consisting of $1.2 million in net proceeds from the issuance of preferred stock, partially offset by repayments on our borrowings of $0.4 million.

During the three months ended March 31, 2014, cash provided by financing activities was $8.1 million consisting of $8.4 million in net proceeds from the issuance of preferred stock, partially offset by repayments on our borrowings of $0.3 million.

In 2014, cash provided by financing activities was $25.6 million primarily consisting of net proceeds of $26.8 million from the issuance of preferred stock, offset by $1.3 million in payments on our borrowings.

In 2013, cash provided by financing activities was $2.7 million consisting of proceeds of $3.4 million from the issuance of long-term debt and proceeds of $0.1 million from the exercise of stock options, offset by $0.7 million in payments on our borrowings.

Indebtedness

In May 2012, we entered into a Master Loan and Security Agreement (the “Debt Facility”) with ATEL Ventures, Inc. Under the terms of the Debt Facility, an aggregate of $2.0 million could be drawn down during the initial basic loan term of 42 months. In January and December 2013, we amended the Debt Facility to borrow an additional $0.3 million and $3.0 million, respectively, with similar terms. Borrowings under the Debt Facility bear interest at 11.74% per annum. As of December 31, 2013, the total amount available for borrowing under the Debt Facility had been fully drawn down. The carrying value of our borrowings was $4.2 million, $3.0 million and $2.6 million as of December 31, 2013, December 31, 2014 and March 31, 2015, respectively.

Our obligations under the Debt Facility are collateralized by a security interest in substantially all of our assets, excluding our intellectual property. The Debt Facility also contains customary conditions related to borrowing, events of default, and covenants, including covenants limiting our ability to dispose of assets, undergo a change in control, merge with or acquire other entities, incur debt, incur liens, pay dividends or other distributions to holders of our capital stock, repurchase stock and make investments, in each case subject to certain exceptions. The agreement also allows the lender to call the debt in the event there is a material adverse change in our business or financial condition. As of December 31, 2014 and March 31, 2015, we were in compliance with all covenants in the facility.

In connection with the execution and the amendment of the Debt Facility, we issued warrants to the lender to purchase an aggregate of 5,141,847 shares of our Series B-1 redeemable convertible preferred stock. The warrants expire at the earlier of (i) the tenth anniversary of issuance, (ii) the closing of certain change of control events, or (iii) upon the closing of an initial public offering. The warrants are exercisable in cash at an exercise price of $0.048961 per share or through a cashless exercise provision.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2014 (in thousands):

	Payments Due by Period(3)
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
Debt principal and interest	$1,662	$1,742	$15	$—	$3,419
Royalty obligations(1)	125	300	—	—	425
Operating leases(2)	941	1,790	970	—	3,701

Total contractual obligations	$2,728	$3,832	$985	$—	$7,545

(1)	We have royalty obligations under the terms of certain exclusive licensed patent rights. See Note 9 of our financial statements included elsewhere in this prospectus.
(2)	We lease our facility under a long-term operating lease, which expires in 2019.
(3)	This table does not include any milestone payments or royalty payments to third parties as the amounts, timing and likelihood of such payments are not known.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The preparation of these financial statements requires our management to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; transfer of technology has been completed or services have been rendered; the price to the customer is fixed or determinable and collectability is reasonably assured.

Our revenues are primarily derived through its license, research, development and commercialization agreements. The terms of these types of agreements may include (i) licenses to our technology, (ii) research and development services, and (ii) services or obligations in connection with participation in research or steering committees. Payments to us under these arrangements typically include one or more of the following: nonrefundable upfront and license fees, research funding, milestone and other contingent payments for the achievement of defined collaboration objectives and certain preclinical, clinical, regulatory and sales-based events, as well as royalties on sales of any commercialized products.

In arrangements involving the delivery of more than one element, each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting. The determination is based on whether the deliverable has “standalone value” to the customer. If a deliverable does not qualify as a separate unit of accounting, it is combined with the other applicable undelivered item(s) within the arrangement and these combined deliverables are treated as a single unit of accounting.

The arrangement’s consideration that is fixed or determinable is allocated to each separate unit of accounting based on the relative selling price methodology in accordance with the selling price hierarchy, which includes vendor-specific objective evidence (“VSOE”) of selling price, if available, or third party evidence of selling price if VSOE is not available, or the best estimate of selling price, if neither VSOE nor third party evidence is available.

Payments or reimbursements for our research and development efforts for the arrangements where such efforts are considered as deliverables are recognized as the services are performed and are presented on a gross basis. When upfront payments are received and if there is no discernible pattern of performance and/or objectively measurable performance measures do not exist, we recognize revenue ratably over the associated period of performance.

Our collaboration and license agreements may include contingent payments related to specified research, development and regulatory milestones and sales-based milestones. Such payments are typically payable under the collaborations when the collaboration partner claims or selects a target, or initiates or advances a covered product candidate in preclinical or clinical development, upon submission for marketing approval of a covered product with regulatory authorities, upon receipt of actual marketing approvals of a covered product or for additional indications, or upon the first commercial sale of a covered product. Sales-based milestones are typically payable when annual sales of a covered product reach specified levels. Each contingent and milestone payment is evaluated to determine whether it is substantive and at risk to both parties. We recognize any payment that is contingent upon the achievement of a substantive milestone entirely in the period in which the milestone is achieved. Any payments that are contingent upon achievement of a non-substantive milestone are recognized as revenue prospectively, when such payments become due and collectible, over the remaining expected performance period under the arrangement, which is generally the remaining period over which the research and development services are expected to be provided.

Stock-based Compensation

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of stock-based awards is expensed on a straight-line basis over the period during which the employee is required to provide service in exchange for the award (generally the vesting period).

We estimate the fair value of our stock-based awards using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions. Our assumptions are as follows:

•	Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. We use the simplified method to determine the expected term, which is calculated as the average of the time to vesting and the contractual life of the options.

•	Expected volatility. As our common stock has never been publicly traded, the expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable to our business over a period approximately equal to the expected term for employees’ options and the remaining contractual life for nonemployees’ options.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield with a maturity equal to the expected term of the option in effect at the time of grant.

•	Dividend yield. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

In addition to the assumptions used in the Black-Scholes option-pricing model, we also estimate a forfeiture rate to calculate the stock-based compensation for our equity awards. We will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates utilized for our stock-based compensation calculations on a prospective basis.

Stock-based compensation expense for options granted to non-employees as consideration for services received is measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, using the Black-Scholes option-pricing model, whichever can be more reliably measured. Stock-based compensation expense for options granted to non-employees is periodically remeasured as the underlying options vest.

We recorded stock-based compensation expense of $0.3 million and $0.6 million for the years ended December 31, 2013 and 2014, respectively, and $0.1 million and $0.2 million in the three months ended March 31, 2014 and 2015, respectively. We expect to continue to grant stock options and other equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our share-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, contemporaneous valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The Practice Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In determining a fair value for our common stock, we used the following methods:

•	Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

•	Option Pricing Method. Under the option pricing method (“OPM”) shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred stock and common stock are inferred by analyzing these options.

Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including:

•	our stage of development;

•	the status of research and development efforts;

•	the status of our strategic and collaboration transactions;

•	the rights, preferences and privileges of our preferred stock relative to those of our common stock;

•	our operating results and financial condition, including our levels of available capital resources;

•	equity market conditions affecting comparable public companies;

•	general U.S. market conditions; and

•	the lack of marketability of our common stock.

For valuations after the completion of this offering, the fair value of each share of underlying common stock will be based on the closing price of our common stock as reported on the date of grant.

The intrinsic value of all outstanding options as of March 31, 2015 was $         million based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus.

Convertible Preferred Stock Warrant Liability

Freestanding warrants for shares that are either puttable or redeemable are classified as liabilities on the balance sheet at their estimated fair value. At the end of each reporting period, changes in estimated fair value during the period are recorded in other income (expense), net. We will continue to adjust the carrying value of the warrants until such time as these instruments are exercised, expire or convert into warrants to purchase shares of our common stock. At that time, the liabilities will be reclassified to additional paid-in capital, a component of stockholders’ equity (deficit). The consummation of this initial public offering will result in this reclassification as the warrants will automatically net exercise into shares of our common stock.

Convertible Preferred Stock Liability

We have determined that our obligation to issue additional shares of Series B-1 and Series C redeemable convertible preferred stock represents a freestanding financial instrument, which we accounted for as a liability. The freestanding convertible preferred stock liability was initially recorded at fair value, with changes in fair value recognized in other income (expense), net. We estimate the fair value of this liability using option-pricing models that include assumptions for future financings, expected volatility, expected life, yield and risk-free interest rate.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price paid over the fair value of tangible and identifiable intangible net assets acquired in business combinations. Goodwill and other intangible assets with indefinite lives are not amortized, but are assigned to reporting units and tested for impairment annually, or whenever there is an impairment indicator. We assess goodwill impairment indicators annually or more frequently, if a change in circumstances or the occurrence of events suggests the remaining value may not be recoverable. Intangible assets that are not deemed to have an indefinite life are amortized over their estimated useful lives.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We also intend to rely on other exemptions provided by the JOBS Act, including without limitation, providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily relate to interest rate risks. We had cash and cash equivalents of $64.4 million, as of December 31, 2014 and cash, cash equivalents and short-term investments of $59.5 million as of March 31, 2015, which consist of bank deposits, money market funds and U.S. government securities. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations of interest income have not been significant.

As of March 31, 2015, we had total outstanding long-term debt of $2.6 million. The long-term debt carries a fixed interest rate equal to 11.7%. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard will be effective for the Company on January 1, 2018, which is the effective date for public companies. Early application is permitted as of January 1, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 requires management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. In doing so, companies will have reduced diversity in the timing and content of footnote disclosures than under today’s guidance. ASU 2014-15 is effective in the first quarter of 2016 with early adoption permitted. We do not believe the impact of adopting ASU 2014-15 on our financial statements will be material.

BUSINESS

Overview

We are an oncology-focused biopharmaceutical company pioneering a novel class of antibody therapeutics based on our Probody technology platform. We are using our platform to create proprietary cancer immunotherapies against clinically-validated targets as well as to develop first-in-class cancer therapeutics against novel targets. We believe that our Probody platform will allow us to improve the combined efficacy and safety profile, or therapeutic window, of monoclonal antibody modalities including cancer immunotherapies, antibody drug conjugates (“ADCs”) and T-cell-recruiting bispecific antibodies. Our Probody therapeutics are designed to take advantage of unique conditions in the tumor microenvironment to enhance the tumor-targeting features of an antibody and reduce drug activity in healthy tissues. We are currently developing Probody therapeutics that address clinically-validated cancer targets in immuno-oncology, such as PD-L1, as well as novel targets, such as CD-166, that are difficult to drug and lead to damage to healthy tissues, or toxicities. In addition to our proprietary programs, we are collaborating with strategic partners including Bristol-Myers Squibb Company (“BMS”), Pfizer Inc. (“Pfizer”) and ImmunoGen, Inc. (“ImmunoGen”) to develop selected Probody therapeutics. Our broad technology platform and lead product candidates are supported by a decade of thorough scientific research and strong intellectual property, and we are advancing these candidates toward clinical trials. Our vision is to transform lives with safer, more effective therapies. To realize this vision we are executing on our mission of changing the treatment of cancer by urgently advancing our Probody pipeline.

The premise of our Probody platform is to apply the prodrug concept to create a therapeutic antibody that remains inactive until it reaches the tumor. Probody therapeutics therefore have the potential to produce additional tumor specificity and enhanced safety profiles because they are designed to have limited interaction with their molecular targets in healthy tissue. This approach of dosing drugs in a form such that they are only activated after reaching certain tissues is called the prodrug approach, and has been used with many small molecule drugs, but has never before been effectively pursued using therapeutic antibodies.

Cancer is the second leading cause of mortality in the United States and accounts for nearly one in every four deaths. Early cancer research and treatment relied on relatively non-specific and highly toxic small molecule chemotherapies. Over the last twenty years, a new paradigm of cancer research and treatment has emerged that is focused on more targeted therapies, including monoclonal antibody modalities, which represent some of the most effective and top-selling therapies on the market today. The leading three monoclonal antibodies for cancer generated more than $20 billion in global sales in 2014. More recently, immuno-oncology has emerged as a promising new field of cancer therapy that aims to enhance anti-tumor immune responses by, for example, overcoming the suppressive mechanisms that cancer cells have developed to evade the immune system. These therapies have shown the potential to provide dramatic efficacy and to extend survival, even in cancers in which conventional therapies, such as surgery, chemotherapy and radiotherapy, have failed. In addition, new classes of monoclonal antibodies have also reached the market. These new classes include ADCs and bispecific antibodies, which have more potency than first-generation antibodies.

Despite these advancements, many therapeutic antibodies are limited by suboptimal therapeutic windows. For example, the targets of antibody therapies are often found not only on tumors but also on healthy tissue, leading to toxicities. Consequently, there remains a significant need for therapeutics that are more efficacious, safe and tolerable. We believe our technology has the potential to address this need and represents the next evolution of targeted cancer therapies.

A Probody therapeutic consists of three components produced as a single protein by standard antibody production methodology: an active anti-cancer antibody, a mask for the antibody and a protease-cleavable linker. In preclinical testing, we have demonstrated the function of each of these components. The mask is a peptide designed to disguise the active binding site of the antibody to prevent the therapeutic from binding to healthy tissues. The following graphic depicts the three components of a Probody therapeutic, interacting with a protease:

When a Probody therapeutic enters a tumor, it encounters proteases, which are enzymes that cleave proteins and are active primarily in the tumor microenvironment. The proteases in the tumor cleave the linker, releasing the mask and allowing the antibody to attack the tumor. The following graphic depicts the activation of a Probody therapeutic by proteases:

The activity of proteases is a hallmark of virtually every type of solid tumor that has been studied, with thousands of scientific papers documenting this phenomenon. Our Probody technology is designed to take advantage of the fact that while proteases are active in cancerous tissues, they remain under tight physiological control in healthy tissues. Probody technology uses tumor-associated proteases to selectively cleave and activate Probody therapeutics in the immediate vicinity of tumors. Our Probody therapeutics are therefore designed to be activated by proteases predominantly in the tumor microenvironment while remaining largely in an inactive state in healthy tissues.

Key Advantages of Our Probody Platform

We believe that our Probody platform provides the following key advantages:

•	A novel therapeutic antibody class enabled by our proprietary platform. We believe we have a differentiated technology platform that gives us a substantial competitive advantage supported by more than a decade of research and strong intellectual property.

•	Potential to improve the therapeutic window of antibody-based therapeutics. By engineering our therapeutics to selectively activate in the tumor microenvironment, our Probody product candidates have the potential to improve safety and tolerability while simultaneously achieving better outcomes.

•	Ability to combine more effectively with other therapies. We believe the therapeutic window and tumor specificity of our candidates will reduce the dose-limiting toxicities observed in combination therapies and thus enable new combinations with other cancer therapies that are difficult or impossible to use.

•	Applicability across many molecular targets. We believe that our technology addresses many different molecular targets expressed by many different kinds of tumors—including targets that are difficult to address because they are also expressed on healthy tissue—because Probody therapeutics are designed to have limited interaction with non-cancerous tissues.

•	Versatility across antibody modalities. We believe that our technology can be applied to any antibody-based therapy, including novel potent modalities like ADCs, T-cell-recruiting bispecific antibodies and CARs, which are cell-based therapies that contain chimeric antigen receptors.

Pipeline Strategies

We have three pipeline strategies that we are pursuing with our Probody platform:

•	Develop a novel class of cancer immunotherapies directed against clinically-validated targets. Through our technology platform, we believe that we can expand the therapeutic window where current antibody therapies have encountered challenges with respect to safety or efficacy.

For example, combination therapies in immuno-oncology have shown great promise in terms of efficacy but have been restricted by dose-limiting toxicities. Recent preclinical research has shown that localizing cancer immunotherapies to cancerous tissue has the potential to improve the therapeutic window. We therefore see an opportunity to develop cancer immunotherapies using Probody therapeutics as the backbone for combination therapies. Our lead proprietary program for this pipeline strategy is CX-072, a Probody therapeutic directed against PD-L1, a clinically-validated target in multiple tumor types including non-small cell lung cancer, bladder cancer and melanoma.

•	Develop novel first-in-class therapeutics directed against difficult-to-drug targets. We believe we can create a therapeutic window for targets where none exists because current approaches have not been viable as a result of toxicity concerns. Our Probody technology has the potential to address targets that are expressed in both tumor tissues and healthy tissues, which otherwise makes development of safe drugs difficult. Given the novelty of these treatments and their potential to address unmet medical needs, we expect to be able to pursue accelerated approval paths, such as breakthrough therapy and fast-track designations, with these compounds. Furthermore, our Probody technology potentially enables us to take better advantage of the most potent modalities of monoclonal antibody therapeutics, such as ADCs and bispecific antibodies. Our lead proprietary candidate for this pipeline strategy is a PDC directed against the target CD-166, which is expressed in multiple tumor types including breast, lung, colorectal and prostate cancer.

•	Collaborate with leading biopharmaceutical companies to discover and develop Probody therapeutics against selected targets. Since 2013, we have entered into product-focused collaborations with BMS, Pfizer and ImmunoGen to develop certain Probody therapeutics. For example, we have collaborated with a leader in the field of immuno-oncology, BMS, to develop a novel Probody therapeutic directed against CTLA-4, the target for Yervoy. Yervoy is a top-selling cancer therapeutic with $1.3 billion in sales in 2014. We foresee the opportunity to improve the therapeutic window of a CTLA-4 antibody with a Probody therapeutic. Given the breadth of opportunities for our Probody platform, collaborations continue to be an important part of our pipeline strategy.

Our Pipeline

The following chart provides an overview of the status of each of our programs:

Our Company Origins, Team and Investors

Our Probody platform technology was conceived at the University of California, Santa Barbara (“UCSB”), by our scientific founder Professor Patrick Daugherty. Since our inception, we have continued developing this technology and aspire to design a pipeline of Probody therapeutics that will better the lives of cancer patients. We have assembled an experienced and talented group of individuals dedicated to the advancement of cancer care. Our Chief Executive Officer, Dr. Sean McCarthy, leads a team that draws on robust experience in all phases of drug discovery, clinical development and commercialization. Our research and development team is led by Dr. Michael Kavanaugh, Chief Scientific Officer, and includes renowned and established researchers. Our management team members have proven track records in oncology with previous experience at Amgen, Chiron, Five Prime, Genentech, Maxygen, Medarex, Millennium, Novartis, Onyx, SGX and others.

We are well capitalized by a strong core of investors including Third Rock Ventures, Canaan Partners, Roche Venture Fund, Casdin Capital, Cormorant Asset Management, Deerfield Management, Fidelity Management & Research Company, Perceptive Advisors, Pfizer Venture Investments, Redmile Group, Tekla Healthcare Investors, Tekla Life Sciences Investors, Venrock Healthcare Capital Partners and Wellington Management Company.

Our Business Strategy

We are utilizing our innovative Probody platform to build a long-term, multiproduct company focused on the development of new cancer treatments. Our vision is to transform lives with safer, more effective therapies. To realize this vision we are executing on our mission of changing the treatment of cancer by urgently advancing our Probody pipeline.

Our strategy encompasses the following key elements:

•	Develop and advance our pipeline of Probody cancer immunotherapies directed against clinically-validated targets. We are developing Probody therapeutics against clinically-validated immuno-oncology targets with the goal of expanding the therapeutic window of antibody therapeutics in this important, emerging area of cancer therapy. The potentially improved safety profile offered by our Probody platform could unlock the promise of novel combinations with immunotherapies, an effective anti-cancer approach currently limited by unfavorable toxicities. Our lead wholly-owned program utilizing this approach is CX-072, our PD-L1 Probody therapeutic.

•	Develop and advance our pipeline of first-in-class Probody cancer therapies directed against novel targets. We are developing Probody therapeutics against difficult-to-drug targets. Currently, many compelling cancer targets cannot be effectively targeted due to potential toxicity concerns, as these targets are expressed both in healthy tissue and in tumor tissue. Our Probody platform has the potential to generate a pipeline of products that remain largely inactive until they reach the tumor, activating specifically in the tumor microenvironment and potentially avoiding toxicity associated with binding to cells in healthy tissue. Our lead wholly owned program utilizing this approach is our CD-166 PDC.

•	Establish collaborations on selected programs with leading biopharmaceutical companies while retaining significant ownership of our pipeline. We believe that establishing strategic collaborations with leading biopharmaceutical companies will build value for our shareholders. To date we have entered into collaborations with BMS, Pfizer and ImmunoGen. These alliances are multi-target, product-focused collaborations with the objective of broadening the reach of our Probody platform. For example, we are collaborating with BMS, a leader in immuno-oncology, on the discovery and development of a Probody version of Yervoy, an approved antibody targeting CTLA-4. Our current strategy is to retain full ownership of key products in our pipeline and partner selected programs. We intend to retain certain development and commercial rights for products in these future collaborations.

•	Maximize value creation by advancing our lead products to commercialization, by ourselves or with partners. We currently have global development, marketing and commercialization rights for our lead product candidates, which target PD-L1 and CD-166, as well as additional pipeline candidates. Should we obtain regulatory approval for any of our products, we plan to build a commercial infrastructure to market our products. We may choose to opportunistically partner with biopharmaceutical companies on large and complex oncology indications. Furthermore, we may choose to partner in geographical areas outside the United States, as comprehensive capabilities of a leading industry partner may offer a faster path to key non-U.S. markets.

•	Maintain our competitive advantage by continuing to invest in our Probody platform for the long term. Our platform is based on innovative science developed over the previous decade. We believe our technology has the potential to produce multiple drug candidates in the future across a wide range of oncology indications, creating a robust pipeline of anti-cancer agents. We plan to continue exploring and investing further in our Probody technology to fully realize the potential of our platform.

•	Nurture and reinforce our company’s culture and core values to drive the highest levels of performance and continue to attract the best talent. Our core values of integrity, commitment, creativity, teamwork, accountability and fun are central to our success as a company. These values, along with our mission and vision statements, align our team with our corporate goals and serve to attract top talent that seeks to have an impact on cancer treatment.

Cancer Remains a Major Unmet Medical Need

Cancer is the second leading cause of mortality in the United States, accounting for nearly one in every four deaths. Approximately 40% of Americans will develop cancer, and, according to the American Cancer Society, there will be 1.7 million new cases of cancer and 589,000 deaths due to cancer in the United States in 2015.

Cancer treatment has traditionally included chemotherapy, radiation, surgery or a combination of these approaches. Small molecule chemotherapy agents can be effective in certain types of cancer, but they can also cause toxicities that may lead to life-threatening consequences, lower quality of life or untimely termination of treatment. Furthermore, these agents offer limited efficacy in many types of cancer.

Over the last twenty years, a new paradigm of cancer research and treatment has emerged that involves more targeted therapies, including monoclonal antibodies. Monoclonal antibodies are proteins derived from living organisms that bind to targets, called antigens, on tumor cells and then inhibit tumor growth. As a drug class, monoclonal antibodies have transformed oncology treatment and represent some of the most effective and top selling therapies on the market. For example, Herceptin, Avastin and Rituxan have dominated the market with over $20 billion in annual sales. The success of conventional monoclonal antibodies has been hindered by limited efficacy and by safety and tolerability concerns. Administration of antibodies may cause systemic side effects, as well as localized, organ-specific damage. Much of this toxicity is a direct consequence of the fact that healthy tissues express the same antigens that antibodies target on cancerous cells.

More recently, immuno-oncology has emerged as a promising new field of cancer therapy that aims to enhance anti-tumor immune responses by, for example, overcoming mechanisms that cancer cells have developed to evade the immune system. Some cancer cells overly express proteins, called immune checkpoints, that apply brakes to the immune system, and enable the tumor cells to evade destruction. Immune checkpoint inhibitors Opdivo, Keytruda and Yervoy—antibodies targeting these immune inhibitory proteins—release these brakes and allow the immune system to destroy the tumor. These drugs have shown promising efficacy in clinical trials and have been approved for the treatment of melanoma and non-small cell lung cancer. They are currently being explored for multiple other solid tumor indications. Although these drugs have demonstrated promising results, only a minority of patients receive durable benefit from treatment with these agents alone. Most recently, combination regimens of immunotherapy agents have demonstrated signs of improved efficacy in larger numbers of patients. We believe that combination therapy will play a critical role in future cancer immunotherapy regimens. However, many of these combinations have significant toxicity and tolerability issues, due in part to the activation of the immune system in both healthy and cancerous environments. We believe these issues will likely impact further clinical and commercial advancements of combination cancer immunotherapies.

In the past decade, a new class of highly potent monoclonal antibody-based therapies has emerged. ADCs represent one such class of second-generation biologics. These agents are comprised of two functional units chemically fused or conjugated to each other: a cytotoxic drug payload and a monoclonal antibody. ADCs combine the targeting abilities of the antibody with the cancer killing ability of cytotoxic drugs, leading to better specificity in targeting tumor cells compared to traditional chemotherapy. Ado-trastuzumab emtansine and brentuximab vedotin are ADCs that have been approved for the treatment of specific subsets of breast cancer and lymphoma, respectively. Bispecific antibodies, another class of second-generation biologics, have the ability to simultaneously bind a cancer cell and a T-cell, leading to the destruction of the cancerous cell by the T-cell. This ability improves the potency of bispecific antibodies compared to first-generation monoclonal antibodies.

Blinatumomab is an example of a T-cell-recruiting bispecific antibody that has recently been approved for the treatment of relapsed or refractory acute lymphoblastic leukemia (“ALL”). While all of these potent new therapies have shown promise, none addresses a key limitation of antibody-based therapeutics—expression of targets in healthy tissue, which leads to toxicity and limits clinical use.

Exploiting Protease Biology for our Proprietary Probody Platform

Proteases play an essential role in many aspects of normal physiology, such as digestion of food in the gastrointestinal tract, wound healing and metabolic function. However, uncontrolled protease activity can lead to destruction of essential proteins and tissues. Therefore, proteases are normally very tightly regulated by redundant mechanisms, with very little extracellular protease activity detectable in healthy tissues. In contrast, it has been well documented that proteases are not only present, but also activated, in virtually all types of tumors, allowing for tumor growth, invasion and metastasis. We have been studying the role proteases play in cancer for over a decade, and how to use the proteases in tumors to our advantage. Probody therapeutics are designed to be activated in this protease-rich tumor microenvironment but not in healthy tissue where proteases are under tight control.

Our Probody Platform

Our Probody platform utilizes active proteases in tumor tissue to allow monoclonal antibody-based therapies to be delivered in an inactive state and then to be activated at the tumor site. This approach is designed to limit toxicity that typically arises from the binding of an antibody to a target in healthy tissues while preserving biological activity in the tumor where it is desired. We have demonstrated the applicability of the Probody platform to multiple monoclonal antibody modalities, including ADCs and T-cell-recruiting bispecifics. We are also investigating the application of Probody technology to CARs, which are cell-based therapies that contain chimeric antigen receptors.

Our Probody therapeutic consists of three components: an active anti-cancer antibody, a mask for the antibody and a protease-cleavable linker. In preclinical testing, we have demonstrated the function of each of these components. The mask is a peptide that limits the binding of a Probody therapeutic to its target in healthy tissues when introduced into the circulation. The mask can be released from the Probody therapeutic by specific tumor-associated proteases. When a Probody therapeutic encounters an activated protease, an enzyme that is active primarily in the tumor microenvironment, the protease cleaves the linker and releases the mask, freeing the antibody component to attack the tumor. We believe that this approach will localize therapeutic effects to the tumor and minimize toxicities in healthy tissue, as shown in the figure below:

Each Probody therapeutic is recombinant; that is, it is created using molecular biology techniques so that both the binding function and the cleavable linker function are encoded in the nucleic acid sequence and expressed as a single protein, like other monoclonal antibody therapeutics.

The design of the mask peptide and protease-cleavable linker is technically challenging. Together with experts in the field, we spent the last decade conducting research to characterize protease activity and to engineer proteins to take advantage of specific proteases. In addition, we devised criteria for identifying proteases that would work best in the context of our platform. Among these criteria, we targeted proteases that were:

•	highly expressed in active form across multiple tumor types;

•	either located on the outer cell surface or secreted by the cell;

•	able to remove a mask from a Probody therapeutic; and

•	significantly less active in normal, healthy tissues or in blood.

We have chosen and optimized protease-cleavable linkers so that any one of a number of activated proteases can cleave them. For example, our linkers can be cleaved by proteases such as matriptase and matrix metalloproteases, which have been shown to be active in numerous cancers such as colon, breast and pancreatic. Using this approach, we believe our Probody therapeutics can be cleaved and activated by at least one protease in the majority of tumors. We also developed a proprietary process to identify and optimize the mask peptides. Mask peptides must be potent enough to block the normal target binding activity of the antibody, but weak enough that they are readily displaced upon protease cleavage. We believe our expertise in fine-tuning our platform technology is a competitive advantage.

Our Pipeline Strategies For Our Probody Platform

Our First Pipeline Strategy

A novel class of cancer immunotherapies directed against clinically-validated targets. Through our technology platform, we believe that we can expand the therapeutic window for clinically-validated targets where current therapies have encountered challenges with respect to safety or efficacy. We have validated this approach preclinically with multiple targets, and plan to develop multiple novel Probody therapeutics in the field of immuno-oncology to address just such issues. Our first Probody product candidate in this area, CX-072, is directed against PD-L1 and is described later in this section.

Opportunity for safer and more effective therapies in immuno-oncology. We believe we have multiple opportunities to enter the immuno-oncology field given the potentially enhanced safety and efficacy profiles of our Probody product candidates. In particular, therapeutic approaches already validated by current drugs offer us attractive entry points. The approaches we are targeting initially are checkpoint inhibitors, where severe dose-limiting toxicities have been observed, especially in combination therapies.

The immune system is capable of recognizing and eliminating tumor cells; however tumors are sometimes able to block the immune response through alteration of regulatory checkpoint pathways. Tumors express proteins, called checkpoint proteins, which can apply the brakes to the immune system, preventing it from attacking the tumor. By creating a monoclonal antibody that inhibits these proteins, the brakes can be released, and the immune system can eliminate the tumor. Novel cancer therapies that target these proteins are being tested in clinical trials by others, and three antibody products, ipilimumab, pembrolizumab and nivolumab, have recently been approved by the FDA.

While this approach has resulted in remarkable clinical results, including long-term remissions in patients who previously would have died, there are significant toxicities associated with these therapies. Because tumors use the same mechanisms to inhibit the immune system that the body uses to ensure that the immune system does not attack normal tissues, these therapies release the brakes not only in the tumor, but also elsewhere in the body. This can result in the immune system attacking normal tissues and a number of toxicities, including, for example, severe lung inflammation.

Combination therapy is the next frontier in immuno-oncology. While single-agent therapy has proven to be effective in certain patients (inducing effective, durable remissions), the oncology community is currently exploring new, more potent combinations to create longer-term and more durable responses in a larger percentage of patients. This new potency addresses the lack of response seen in the majority of patients, but it brings with it additional toxicity. Data emerging from clinical studies has suggested that some combinations may provide promising enhanced anti-tumor efficacy, but at the expense of greater toxicities that may limit their clinical utility. In a recent clinical trial, 58% of patients treated with the combination of nivolumab and ipilimumab had an objective response, but 36% had adverse events severe enough that they had to withdraw from the trial and discontinue combination therapy. That withdrawal rate compared to 8% of patients receiving nivolumab alone and 15% of patients receiving ipilimumab alone.

Our Probody therapeutic solution for immuno-oncology. Recent research results have suggested that immunotherapy that is specifically directed to the tumor microenvironment while sparing the rest of the body may allow efficacy without the toxicities seen with systemic delivery of these drugs. In a mouse model investigators have shown efficacy of antibodies targeting CTLA-4 at much lower doses when the antibody was injected directly into a tumor rather than infused into the blood stream and delivered systemically. This result suggests that there are sufficient tumor-reactive immune cells, called T-cells, activated by the antibodies targeting CTLA-4 within the tumor to elicit an anti-tumor response. This activation of T-cells outside of the tumor is not required to get the desired therapeutic effect. Therefore, local activation of immuno-oncology agents, such as checkpoint inhibitors, in the tumor microenvironment may yield efficacy while minimizing systemic exposure that may lead to toxicity.

Based on these results and our own research, we believe that inhibiting the checkpoints on T-cell immune response locally, rather than systemically, using the Probody technology will significantly reduce toxicities and increase the tolerability of these types of cancer immunotherapies, especially in combination with other therapies. We believe that the challenges faced by combinations, including combinations with PD-L1 checkpoint inhibitors, will be observed across many classes of immuno-oncology therapeutics and other cancer therapeutics. We believe that Probody therapeutics represent an attractive way to limit or avoid the toxicities that are observed in these approaches, leading to better efficacy and safety. We believe that CX-072, our PD-L1 Probody therapeutic and follow-on product candidates against other immuno-oncology targets, for example, PD-1, have the potential to become a new backbone of the combination therapy in immuno-oncology.

The following graphic illustrates the central role in immuno-oncology that we believe CX-072 could play as a combination therapy partner for a variety of existing therapeutics:

Our Second Pipeline Strategy

Novel first-in-class therapeutics directed against difficult-to-drug targets. We believe we can create a therapeutic window for targets where none exists in cases where current approaches have not been viable or are not expected to be viable because of toxicity concerns. Furthermore, our Probody technology potentially enables us to take better advantage of the most potent modalities of monoclonal antibody therapeutics such as ADCs and bispecific antibodies, which can be too toxic to use in some settings. We have validated this approach with multiple preclinical Probody therapeutics. Our first Probody product candidate in this area will be a PDC directed against CD-166, described later in this section.

Opportunity for therapies against difficult-to-drug targets. We are addressing targets that are difficult to drug, in a way that we believe will make these targets useful for cancer therapies for the first time. The development of oncology therapeutics has traditionally been hindered by the need to find “druggable” targets, that is, proteins that not only can be biologically affected by therapeutics, but also are found in abundance on tumor cells and not so abundantly on normal cells. Based on the conventional paradigm, a druggable target must be expressed at very low levels, or be absent, on healthy cells or there will likely be indiscriminate cell killing and toxicities as a result. Further, the target should be expressed at high levels in tumors to allow delivery of high levels of cytotoxic drug to the tumor. As a consequence, only a small number of targets have an expression profile that is suitable for developing effective oncology drugs and avoiding toxicity in normal tissues. This is especially the case for the new generation of highly potent antibody-based therapies, such as ADCs, T-cell-recruiting bispecific antibodies, and others, whose extreme potency typically demands even more stringent target selection.

Accordingly, targets that are difficult to drug due to their wide expression represent a very attractive new space for cancer drug development that other companies have largely not been able to pursue. Given our Probody technology, we believe we are in a position to address many new targets in previously untapped areas and open up a greater portion of tumor biology to therapeutic intervention.

Our Probody solution to difficult-to-drug targets. To be effective therapeutics, ADCs must bind to highly expressed tumor targets to enable the delivery of enough Cytotoxic payload to kill tumor cells, yet bind at low levels to normal tissues. We have systemically surveyed the human genome to identify targets for PDCs that are highly expressed in tumor tissue but that have not been pursued by others because of the concern of toxicity due to healthy tissue expression. Our Probody therapeutics have the potential to deliver more payload to tumor tissue but not significantly bind normal tissues, thereby creating drugs with viable therapeutic windows. We have identified and are pursuing a number of such targets, such as CD-166. CD-166 is expressed at high levels in tumor cells, which may allow delivery of high levels of cytotoxin and therefore enable efficient tumor killing. Further, unlike conventional ADC targets, which are found in only a small number of tumor types because of their requirements for low normal tissue expression, PDC targets can be found in many different tumor types, suggesting that these product candidates could address very large markets.

PDC targets are expressed in many more cancers than validated ADC targets. Shown below is the prevalence of high level expression of certain clinically-validated targets:

		Breast	Prostate	Pancreas	Ovarian	NHL	Lung	Bladder
	CD-166	70%	80%	20%	50%	—	70%	15%
PDC Targets	CD-71	50%	30%	50%	60%	>90%	70%	50%
	ITGA3	15%	10%	>90%	75%	—	15%	>95%

Typical ADC Targets	HER2	25%	<5%	<5%	<5%	—	<5%	<5%
	CD-30	—	—	—	—	~50%	—	—

Our Third Pipeline Strategy

Collaborations with leading biopharmaceutical companies to advance Probody product candidates. We believe that the Probody platform has broad applicability across a number of targets and antibody formats. We have leveraged strategic partnering to extend the reach of our therapeutic opportunity. Since the beginning of 2013, we have entered into product-focused collaborations with Pfizer, ImmunoGen, and BMS to enable development of certain Probody therapeutics. In constructing each of these collaborations, our primary objectives were to collaborate with leading biopharmaceutical players to validate the potential of Probody therapeutics, to gain meaningful near-term funding and / or technology access to enable advancement of CytomX’s wholly owned Probody therapeutics pipeline, and to retain significant milestones and royalties for long term upside. The details of our three existing collaborations are as follows:

•	BMS Probody therapeutic collaboration. In May 2014, we entered into a collaboration with BMS for up to four targets. The initial focus of this collaboration is to develop Probody therapeutics against certain immunotherapy targets. We chose to form a collaboration with BMS because we believe that they have industry leading capabilities in immunotherapy, including approved products such as Yervoy, targeting CTLA-4, and Opdivo, targeting PD-1. The BMS collaboration provides us with a $50 million upfront payment, up to $25 million in additional target nomination fees, research funding, up to $1,192 million in development, regulatory, and commercial milestones and mid-single digit to low-teen royalties on net sales of products arising from this collaboration. Our collaboration is structured such that we are responsible for generating Probody therapeutics against selected BMS targets. BMS is responsible for development and commercialization for each of the four product candidates and bears all such costs in the collaboration. BMS has selected two of the targets in this collaboration and has an option to nominate two additional targets. The most advanced product candidate in this collaboration is our CTLA-4 Probody product candidate, which is currently in lead optimization stage. Given their success with Yervoy, an antibody that targets CTLA-4, we believe that BMS is the optimal partner to advance a Probody therapeutic against this clinically-validated target.

•	Pfizer PDC collaboration. In May 2013, we entered into a collaboration with Pfizer for up to four targets. We chose to form a collaboration with Pfizer because we believe that they have industry leading capabilities in ADCs, including access to proprietary drug conjugate linkers and toxins. The Pfizer collaboration provides us with up to $25 million in upfront payments, research funding, and near term milestones, up to $610 million in development, regulatory, and commercial milestones, and mid-single digit to low-teen royalties. Our collaboration is structured such that we are responsible for generating Probody therapeutics against Pfizer-selected targets and Pfizer is responsible for conjugating the Probody therapeutics with their proprietary toxins and related linkers to create PDCs. If Pfizer exercises its option for a commercial license, it would be responsible for development and commercialization for each of the four product candidates and would bear all costs in the collaboration. Pfizer has selected three of the targets in this collaboration and has an option to nominate one additional target. The most advanced program in the collaboration is in the lead optimization stage.

•

ImmunoGen PDC collaboration. In January 2014, we entered into a collaboration with ImmunoGen in which we gained limited access to ImmunoGen’s drug conjugate technology in exchange for ImmunoGen gaining limited access to our Probody platform. We chose to form a collaboration with ImmunoGen because they have drug conjugate technology that has been clinically validated for multiple antibody products targeting solid tumor indications, including Kadcyla and mirvetuximab soravtansine. Our collaboration is structured so that we have access to ImmunoGen’s toxins and related linkers for one of our PDC targets. We have elected to utilize this license to enable our CD-166-PDC program. ImmunoGen is responsible for conjugating our Probody product candidate with their proprietary toxins and related linkers to create the PDC. We retain full development and commercial rights for this product, and we may owe ImmunoGen up to $60 million in development and regulatory milestones, $100 million in sales milestones, and mid to high single digit royalties. Our CD-166 PDC program is currently in lead optimization stage. ImmunoGen gains access to our Probody platform for two targets, and have already nominated both of these targets. We are responsible for generating Probody therapeutics against these ImmunoGen targets and ImmunoGen is responsible for conjugating these using their proprietary toxins and related linkers to create the PDCs. ImmunoGen retains full development and commercial rights for these products, and ImmunoGen owes us up to $30 million in development and regulatory milestones, $50 million in sales milestones, and mid-single digit royalties per program. The most advanced ImmunoGen product is currently at discovery stage.

Preclinical Proof of Concept

Preclinical Probody Platform Proof of Concept on a Clinically-Validated Target: EGFR

To demonstrate that Probody therapeutics are capable of improving the therapeutic window and potential clinical utility of therapeutics directed against clinically-validated targets, we generated a Probody therapeutic directed against EGFR. Antibodies that bind EGFR are the basis of the marketed cancer therapeutics cetuximab and panitumumab, and are used in the treatment of colorectal and head and neck cancers, which express EGFR at high levels. A characteristic feature of antibodies targeting EGFR is that they cause a dose-limiting skin rash in as many as 90% of patients, due to the presence of EGFR in healthy skin. We hypothesized that an EGFR Probody therapeutic may be able to achieve similar levels of anti-tumor efficacy as an EGFR antibody, but should produce less skin toxicity because Probody therapeutics are designed to have limited interaction with healthy tissues, such as skin.

To confirm this hypothesis, we first compared the ability of the EGFR-targeting antibody cetuximab and an EGFR Probody therapeutic derived from cetuximab to bind to EGFR-expressing human tumors and to healthy human skin. Cetuximab labeled with a fluorescent marker was allowed to bind to a section of tumor and skin tissue, and binding was detected by looking for fluorescence in the section. As expected, cetuximab bound to both colon tumors and to healthy skin. However, if fluorescently-labeled EGFR Probody therapeutic was incubated with these tissues, it bound to the tumor similarly to cetuximab, but did not bind significantly to healthy skin. The tumor had active proteases that were capable of cleaving the mask from the Probody therapeutic and releasing the antibody which bound to the EGFR found in the sample. However, healthy skin had insufficient active protease to cleave the mask, and the Probody therapeutic did not effectively bind to the EGFR present in healthy skin.

The following graphic depicts the comparable binding of an EGFR-targeting antibody and an EGFR-targeting Probody therapeutic to EGFR-expressing human tumors, and further illustrates that the Probody therapeutic did not bind to healthy skin:

Next, we showed that the EGFR Probody therapeutic was activated by protease and bound to its target in tumors in a mouse xenograft model. Tumors formed by injection of EGFR-expressing human lung cancer cells were readily recognized by the EGFR-targeting antibody cetuximab and also by the EGFR Probody therapeutic. However, a modified Probody therapeutic containing a non-cleavable linker sequence rather than the normal, protease-cleavable linker was not activated by tumor proteases, and binding of the Probody therapeutic to the tumor was not observed. This concept is illustrated by the figure below:

Based on these data, we predicted that an EGFR-directed Probody therapeutic should be efficacious against EGFR-expressing tumors but should avoid the skin toxicities associated with this type of therapy. In a mouse xenograft model, we demonstrated that an EGFR-directed Probody therapeutic was equally efficacious in inhibiting tumor growth as cetuximab when given at the same dose, as illustrated by the graph below:

The following table shows that treatment of non-human primates with cetuximab induces skin rash while an EGFR-directed Probody therapeutic does not.

Drug	Animal	Result

	Subject 1	Rash
Cetuximab	Subject 2	Redness
	Subject 3	Rash

	Subject 4	No Rash
Probody Therapeutic	Subject 5	No Rash
	Subject 6	No Rash

Further, when non-human primates were exposed to the Probody therapeutic and antibody at high doses over 5 weeks, the animals treated with the Probody therapeutic did not develop skin rash, while rash or skin redness was seen in all of the antibody-treated animals. We have out-licensed rights to one EGFR Probody modality, but have retained rights to all other modalities of the EGFR Probody platform, including bispecific Probody therapeutics.

Preclinical Probody Platform Proof of Concept for a Difficult-to-Drug Target: Jagged

As a preclinical proof of concept for our approach to considered difficult-to-drug targets, we made a PDC against Jagged, a protein in the Notch signaling pathway. The Notch pathway has been extensively studied as a potential intervention point for oncology therapies because of its role in the development and growth of tumors, and Jagged is expressed more highly in tumors that in normal tissues, which might make it an attractive drug target. However, Jagged is expressed in normal tissues and has an important role in normal physiology. Accordingly, mice treated with an antibody directed against Jagged suffer severe side effects, including the loss of body weight, loss of hair, and release of proteins called cytokines that induce inflammation in the animal.

We made a PDC against Jagged and compared its effects in tumor-bearing mice to those of an anti-Jagged ADC. As shown below, the PDC achieved similar anti-tumor efficacy as the ADC, and we believe that as a result of limited interaction with Jagged in healthy tissues, there were significantly fewer side effects as measured by body weight:

These results demonstrate that a Probody therapeutic can be efficacious and safe when directed to a target that is difficult to approach with antibodies because of toxicity concerns. We are continuing research on anti-Jagged Probody therapeutics with our academic collaborators.

Our Product Candidates

The following chart provides an overview of the status of each of the programs in our pipeline:

PD-L1 Overview

The immune system is capable of recognizing and eliminating tumor cells; however, tumors are sometimes able to evade the immune response through alteration of regulatory checkpoint pathways. One of these pathways is driven by PD-L1 which is overexpressed by some tumors. PD-L1 binds to its receptor, PD-1, on immune T-cells and can suppress immune activation. Between 35% and 100% of certain types of cancer, such as melanoma, hepatocellular carcinoma, colorectal cancer, and non-small cell lung cancer, overexpress PD-L1. Novel cancer therapies that target PD-L1 or PD-1 are being tested in clinical trials by others.

Limitations to Current PD-L1-Targeted Therapeutics

The normal role of the PD-L1/PD-1 pathway is to prevent cancer autoimmune attacks against healthy tissue in the body. Due to the systemic inhibition of this pathway by current cancer immunotherapies, patients face the risk of a number of adverse events associated with inappropriate activation of the immune system beyond the tumor site, including severe lung inflammation. Thus, although PD-L1/PD-1 pathway inhibitors are highly promising in multiple cancers, their toxicity presents a challenge that has not been effectively addressed by existing therapies, particularly when used in combination with other immunotherapies.

Our Solution, CX-072, Our PD-L1 Probody Therapeutic

Our PD-L1 Probody therapeutic, CX-072, is based on a monoclonal antibody targeting PD-L1 that we developed. We anticipate filing an IND, or similar regulatory filing, for CX-072 with the FDA or a foreign regulatory authority in the second half of 2016.

Our preclinical results have shown that CX-072 binds more weakly to PD-L1 than its underlying antibody in the absence of protease activation because of the presence of the mask. Once the mask is removed, the released antibody component of CX-072 binds to human, mouse, and non-human primate PD-L1 tightly. CX-072 has shown in vivo efficacy comparable to well-published reference PD-L1-targeting antibodies in various animal models. We expect the tolerability of CX-072 to be higher than other PD-L1-targeting antibodies due to the fact that CX-072’s activity has been shown to be attenuated by the mask such that it does not significantly inhibit the PD-L1/PD-1 checkpoint pathway outside of the tumor.

PD-L1 presents, we believe, an ideal case for the development of a Probody product candidate because it is a clinically validated immune-oncology target. Further, the fact that PD-L1 is expressed on the surface of tumor cells, physically near to where proteases are found, potentially may favor the efficient cleavage and activation of the PD-L1 Probody therapeutic close to its site of action and ensure the Probody therapeutic will be maximally efficacious.

Preclinical Data

The efficacy of our PD-L1 Probody product candidate in a mouse MC38 xenograft model of colon adenocarcinoma is equivalent to that observed with the PD-L1 monoclonal antibody it was derived from and to published studies of other PD-L1 antibodies, signifying that the Probody therapeutic is activated in tumors in this animal model. Multiple studies have demonstrated that inhibition of PD-L1 by monoclonal antibodies induces autoimmunity in a mouse autoimmune diabetes induction model. The lack of significant systemic activation of this Probody therapeutic was evidenced by its reduced ability to induce autoimmune diabetes compared to the parental antibody. Systemic dosing of a PD-L1 Probody therapeutic in this mouse model did not lead to diabetes in any of the mice while the majority of mice who received the same dose of the parental PD-L1 antibody developed diabetes within one week.

The following graphs demonstrate the comparable efficacy of a PD-L1 Probody therapeutic and a PD-L1-seeking antibody in a mouse colon cancer xenograft model (left panel), as compared to the greater relative safety of the PD-L1 Probody therapeutic (right panel):

To investigate further, we examined how much antibody or Probody therapeutic was present in blood and bound to T-cells in these mice. As shown below in the left panel, the PD-L1 Probody therapeutic and antibody were present at equal levels in the blood. However, as shown below in the right panel, a significant amount of antibody targeting PD-L1 was found attached to T-cells in the blood while very little of the Probody therapeutic was found attached to these cells:

These observations are consistent with our prediction that Probody CX-072 should minimally interact with its target, PD-L1, outside of the tumor, should not bind significantly to immune cells in the blood or in the pancreas, and therefore should not induce autoimmunity to the extent that a conventional antibody targeting PD-L1 does. We believe our findings demonstrate for the first time that a PD-L1 blockade limited to the vicinity of the tumor microenvironment is sufficient to drive anti-tumor responses.

Clinical Plan Including Potential Combinations

We intend to initially investigate the clinical potential of our PD-L1 Probody therapeutic in a Phase 1 trial in indications where preliminary efficacy has already been demonstrated with other PD-L1 antibody products used as monotherapy, such as in melanoma, non-small cell lung cancer or bladder cancer. We intend to assess the utility of selecting patients using biomarkers, such as the expression of PD-L1 in the tumor, to increase the probability of patients in our trials responding to our drug. We also intend to examine whether the PD-L1

Probody therapeutic is activated in tumors but not systematically. While the primary goal of our Phase 1 trial is safety, we will also assess preliminary evidence of efficacy. We intend to advance our PD-L1 Probody therapeutic into combination trials where our aim is to demonstrate reduced toxicity with similar efficacy versus other combination therapies. Because a large proportion of patients in early trials of combination immunotherapies, such as the combination of ipilimumab and nivolumab, had to withdraw due to toxicity, we believe that a PD-L1 Probody therapeutic has the potential to treat a larger proportion of patients for a longer period of time, allowing more patients to benefit from therapy. We believe that our PD-L1 Probody therapeutic has the potential to become a centerpiece of combination cancer therapy.

Our Product Candidate, CD-166 Probody Therapeutic

CD-166 Overview

CD-166, also referred to as activated leukocyte cell adhesion molecule (“ALCAM”) is involved with cell adhesion and migration. It is expressed at very high levels in many tumors including 70% or more of prostate, breast, and lung cancers and 50% of ovarian cancers. Its expression has been linked to cancer stem cells and overall poor prognosis in cancers such as colorectal cancer. Preliminary experiments conducted at the University of Oslo in a mouse colorectal xenograft model using a CD-166 single-chain antibody delivered directly to the tumor confirmed the potential efficacy of targeting CD-166. However, CD-166 is a poor candidate for standard antibody-based therapies, including ADCs, because it is widely expressed in many normal tissues.

Our Solution, CD-166 PDC

Our CD-166 PDC, composed of a Probody therapeutic targeting the CD-166 protein antigen coupled to a highly potent cytotoxic drug, DM4. We anticipate filing an IND for CD-166 PDC in the first half of 2017.

CD-166 is a cell surface protein that is highly expressed in a wide variety of tumors. While its broad and high expression in tumors makes it a very attractive target for antibody-based therapeutics, CD-166 is also expressed in normal tissues, which would normally raise toxicity concerns. We believe that the wide expression of CD-166 would rule out the development of a standard ADC against this target. By contrast, based on preclinical findings, our Probody platform enables us to generate a CD-166 antibody product that remains largely inactive until it reaches the tumor, thus reducing the unwanted toxicity associated with binding to cells in normal tissue. As a result, we believe we can create a therapeutic window for our CD-166 PDC where none existed before. In preclinical animal models, we have shown that our CD-166 PDC has antitumor activity similar to a CD-166 monoclonal ADC and is well-tolerated.

We chose to conjugate the antibody component of our CD-166 Probody candidate with a highly potent cytotoxic drug, DM4, developed by and licensed from our partner ImmunoGen. DM4 has an established regulatory and clinical trial history including in ImmunoGen’s IMGN 853, or mirvetuximab soravtansine, a potential new treatment for patients with folate receptor alpha-positive cancer including ovarian cancer. Our goal is to increase the efficacy of our CD-166 Probody therapeutic by including this cytotoxic drug conjugate and we believe that our technology will limit systemic toxicity associated with expression of CD-166 in healthy tissue.

Preclinical Data

The tumor-selective activation of our CD-166 Probody product candidate has been demonstrated in the comparison of Probody therapeutic and antibody binding to CD-166 in healthy and cancerous colorectal tissue sections. The parental antibody targeting CD-166 bound to CD-166 on both normal and cancer samples. The Probody product candidate requires activation by proteases before it can effectively bind to CD-166, and because these proteases are present primarily in the cancer sample, the Probody product candidate specifically bound to the tumor and not to the healthy colon tissue. This is illustrated in the figure below:

We have also shown that the CD-166 PDC is as efficacious as a CD-166 ADC in a mouse H292 lung cancer xenograft model, as well as in other models. These findings confirm that sufficient local activation of our CD-166 Probody therapeutic occurs within the tumor microenviroment, resulting in an equivalent anti-tumor response to the CD-166 ADC. As shown in the following graphic, both product candidates not only prevented tumor growth but also led to tumor shrinkage over a one-month time span.

We also investigated the safety of the CD-166 PDC in a three-week, single dose study in non-human primates. There was no evidence of on or off-target toxicity, including clinical signs, weight loss, or abnormal laboratory findings from this study, despite the expression of CD-166 in multiple non-human primate healthy tissues. The measurement of the blood level of liver-derived proteins call AST and ALT are typical indicators of liver toxicity. Notably AST and ALT did not change following treatment with the CD-166 PDC despite high-level expression of CD-166 in non-human primate liver tissue, as shown in the figure below. We are now conducting longer term and repeat dosing toxicity experiments.

Clinical Plan

We anticipate filing an IND for CD-166 PDC in the first half of 2017. We intend to test the CD-166 PDC in patients with tumors that express high levels of CD-166, including cancers that have no existing effective therapies, which may enable accelerated development and registration strategies, such as breakthrough therapy and fast-track designations. We will investigate whether a companion diagnostic is useful in identifying patients more likely to respond to our drug, such as a test that examines the level of expression of CD-166 in the tumor. We expect that any Phase 1 trial will primarily assess safety and will also look for preliminary evidence of efficacy. We also expect to examine whether the Probody therapeutic against CD-166 is activated in patient tumors not systemically.

Other Product Candidates in Preclinical Development

We are actively pursuing the application of our Probody technology to multiple other product candidates. These include other product candidates directed against checkpoint pathways, and other first-in-class PDC product candidates. We have applied our technology and are advancing product candidates based on T-cell-recruiting bispecific antibodies. We also recognize that new immunocellular therapies such as CAR-T therapies rely on recognition of tumor antigens using molecular components that may be synthesized as Probody constructs. We believe that our technology can enhance the therapeutic window of CAR-T therapies enabling them to translate their remarkable clinical responses in hematological tumors to solid tumors.

Bispecific Probody Therapeutics

A bispecific antibody is a product that is engineered to simultaneously recognize two distinct antigens. In oncology, bispecific antibodies are often designed to bind both a tumor antigen and a T-cell antigen such as CD3, directly activating the T-cell in the vicinity of the tumor, thereby killing the cancerous cells. Blinatumomab is an example of a bispecific product that has recently been approved for the treatment of relapsed or refractory ALL. Blinatumomab recognizes the CD19 target on tumor cells as well as CD3 on T-cells, resulting in activation of the T-cells and generation of an effective immune response against the tumor. The challenge facing the development of bispecific antibodies is the same as that faced by other tumor-antigen based therapies—high potency directed against tumor antigens that are also expressed on healthy cells, leading to toxicity. T-cell-recruiting bispecific antibodies have been successfully developed for hematologic cancers like leukemia in part because the targets for those cancers are also present on dispensable healthy cells and the toxicity is therefore manageable. In contrast, T-cell-recruiting bispecific antibodies have been particularly difficult to develop against solid tumors in part because those targets are frequently also present on important healthy cells and the toxicity can be difficult to manage.

We believe that our Probody platform has the potential to take advantage of the potency of T-cell-recruiting bispecific antibodies to kill solid tumors but largely avoid the toxicity caused by interaction with essential healthy tissues. To demonstrate this, we have applied our know-how to the design of a bispecific Probody therapeutic that binds to CD3 on T-cells and EGFR on solid tumor cells. We demonstrated that this bispecific Probody therapeutic was efficacious in a mouse model of colorectal cancer at doses that were similar to the bispecific antibody from which it was derived.

The following graph demonstrates the comparable efficacy of our bispecific Probody therapeutic and a the bispecific antibody from which it was derived, in a mouse model of colorectal cancer:

In addition, our preclinical studies support that the bispecific Probody therapeutic was substantially safer than the bispecific antibody in non-human primates. Based on this proof of concept data, we intend to generate and optimize T-cell-recruiting bispecific Probody therapeutic candidates against a variety of targets.

CTLA-4 Probody Product Candidate in Collaboration with BMS

We are developing a CTLA-4 Probody therapeutic with BMS. Published data in mouse models have demonstrated the potential value of localized intratumoral delivery of CTLA-4 antibodies to maintain efficacy while limiting toxicity. We believe that our CTLA-4 Probody therapeutic can effectively localize CTLA-4 antibody activity to the tumor while allowing systemic dosing, thereby limiting systemic toxicities normally seen with Yervoy. We believe that BMS is the optimal strategic partner for our CTLA-4 Probody therapeutic given their expertise in cancer immunotherapy and their success with Yervoy.

CTLA-4 Overview. Cytotoxic T-lymphocyte-associated antigen 4 (“CTLA-4”) is an immune checkpoint involved in regulating T-cell activation. BMS is currently marketing a CTLA-4 monoclonal antibody, Yervoy, that has been approved for unresectable or metastatic melanoma. CTLA-4 antibodies lead to T-cell activation for a wide range of antigens, including tumor antigens, which is the basis for its anti-tumor effect, and self-antigens, which may be the basis for the autoimmune toxicities associated with CTLA-4 antibodies therapies. In partnership with BMS, we are developing a CTLA-4 Probody therapeutic. The FDA approval for ipilimumab comes with a black box warning about potential severe and fatal immune-related adverse events. While the toxicities associated with ipilimumab can be successfully managed in many patients, up to 27% of patients in a phase 2 trial discontinued treatment due to adverse events. The use of ipilimumab in combination therapy with nivolumab, a PD-1 checkpoint inhibitor, led to increased rates of serious adverse events with 55% of patients with a severity of grade 3 or 4 events in patients treated with both drugs compared to 27% in the ipilimumab-treated patients and 16% in the nivolumab treated-patients.

We believe the systemic toxicity associated with CTLA-4 directed therapy might be reduced by local delivery of CTLA-4 antibodies to the tumor. In a MC-38 xenograft mouse model, local infusion of small doses of the antibody directly into the tumor resulted in an anti-tumor response and increased survival while lowering the systemic levels of the CTLA-4 antibody by approximately 1,000 fold. We believe that our CTLA-4 Probody therapeutic can be dosed systemically, achieve localized tumor-specific activation, and thus achieve a clinically important improvement in safety.

PD-1 Probody Therapeutic

PD-1 is the receptor for the PD-L1 ligand responsible for inhibiting T-cell activation. It is the target for various immuno-oncology products including nivolumab and pembrolizumab, which have been approved for melanoma. Because, like PD-L1, inhibiting PD-1 is associated with immune attack on normal cells, PD-1 therapy has been associated with significant toxicities, especially when used in combination with ipilimumab, another immunotherapy. We are developing a PD-1 Probody therapeutic as an additional approach to block the PD-L1/PD-1 pathway.

CD71 PDC Program

Transferrin receptor 1, also known as CD71, is a protein that is essential for iron uptake in dividing cells, is expressed at low levels in most normal tissues and is overexpressed in tumor cells. The combination of high expression in tumors and ubiquitous expression in normal tissue makes CD71 a difficult target for conventional ADCs and an ideal candidate for development of a PDC. Our CD71 PDC has demonstrated efficacy in lung and breast xenograft models and is well-tolerated preclinically.

Integrin alpha-3 PDC Program

Integrins are cell surface proteins that are responsible for cell-cell and cell-extracellular matrix interactions. Integrin alpha-3 or ITGA3 is highly expressed and highly prevalent in cancers such as pancreatic, ovarian, and breast and it has been associated with tumorigenesis and metastasis. Our ITGA3 PDC has demonstrated efficacy in multiple xenograft models and is well-tolerated preclinically.

Manufacturing

Our Probody candidates are designed to be fully recombinant antibody prodrugs and to be produced as a single molecule. Probodies are also designed to maintain the manufacturability benefits of antibodies and leverage well established technologies used for antibody production. We have significant expertise in biologics production. We conduct cell line development and process development both in-house and in collaboration with contract manufacturing organizations (“CMOs”). CMOs are responsible for actual production of clinical drug product and drug substance materials.

Our process development and manufacturing strategies are tailored to rapidly advance our two lead programs and we employ multiple complementary approaches to ensure successful execution. Our lead Chinese hamster ovary cell line has been successfully used for manufacturing several antibodies and requires minimal process optimization to establish a process to support early phase manufacturing. We utilize well established production steps typically part of a platform manufacturing process for antibodies. The CMO we have selected has a strong track record in biologics manufacturing including antibodies; all activities from cell line development to formulated drug product are performed at one location to maintain aggressive timelines and minimize delays that can result from engaging multiple parties for manufacturing. Similarly, for our PDC projects we will select CMOs with strong expertise in clinical/commercial drug conjugate manufacturing and with capabilities for toxin conjugation and fill-finish. Furthermore, our lead PDC program incorporates a toxin payload that has an established clinical and regulatory history.

Competition

The biotechnology and biopharmaceutical industries, and the immuno-oncology subsector, are characterized by rapid evolution of technologies, fierce competition and strong defense of intellectual property.

Any product candidates that we successfully develop and commercialize will have to compete with existing therapies and new therapies that may become available in the future. While we believe that our proprietary Probody platform and scientific expertise in the field of biologics and immuno-oncology provide us with competitive advantages, a wide variety of institutions, including large biopharmaceutical companies, specialty biotechnology companies, academic research departments and public and private research institutions, are actively developing potentially competitive products and technologies. We face substantial competition from biotechnology and biopharmaceutical companies developing products in immuno-oncology. These competitors generally fall within the following categories:

Cancer immunotherapies: AdaptImmune LLC, AstraZeneca PLC, BMS, GlaxoSmithKline plc, Idera Pharmaceuticals, Inc., Immune Design Corp, Merck & Co., Inc., NewLink Genetic Corporation, Novartis AG, Pfizer, Roche Holding Ltd and Sanofi SA.

Antibody drug conjugates: ImmunoGen and Seattle Genetics, Inc.

Immune-based treatments for cancer, such as CAR-T, TCR therapies, and Dendritic cell based therapies: Argos Therapeutics, Inc., Bellicum Pharmaceuticals, Inc., Biovest International, Inc., Bluebird bio, Inc., Celgene Corporation, Cellectis SA, ImmunoCellular Therapeutics, Ltd., Inovio Pharmaceuticals, Inc., Intrexon Corporation, Juno Therapeutics, Inc., Kite Pharma, Inc., NantKwest, Inc., Northwest Biotherapeutics, Inc., Novartis AG, Pfizer and Valeant Pharmaceuticals.

Many of our competitors, either alone or with strategic partners, have substantially greater financial, technical and human resources than we do. Accordingly, our competitors may be more successful than us in obtaining approval for treatments and achieving widespread market acceptance, rendering our treatments obsolete or non-competitive. Accelerated merger and acquisition activity in the biotechnology and biopharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These companies also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical study sites and patient registration for clinical studies and acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our commercial opportunity could be substantially limited in the event that our competitors develop and commercialize products that are more effective, safer, less toxic, more convenient or less expensive than our comparable products. In geographies that are critical to our commercial success, competitors may also obtain regulatory approvals before us, resulting in our competitors building a strong market position in advance of our products’ entry. We believe the factors determining the success of our programs will be the efficacy, safety and convenience of our product candidates.

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to our business, including seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, platforms and product candidates that are important to the development and implementation of our business. Our patent portfolio is intended to cover, but is not limited to, our technology platforms, our product candidates and components thereof, their methods of use and processes for their manufacture, our proprietary reagents and assays, and any other inventions that are commercially important to our business. We also rely on trade secret protection of our confidential information and know-how relating to our proprietary technology, platforms and product candidates, continuing innovation, and in-licensing opportunities to develop, strengthen, and maintain our proprietary position in our Probody platform and product candidates. We expect to rely on data exclusivity, market exclusivity, patent term adjustment and patent term extensions when available. Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions, and improvements; to preserve the confidentiality of our trade secrets; to maintain our licenses to use intellectual property owned or controlled by third parties; to defend and enforce our proprietary rights, including our patents; to defend against and challenge the assertion by third parties of their purported intellectual property rights; and to operate without the unauthorized infringement on the valid and enforceable patents and other proprietary rights of third parties.

We believe that we have a strong global intellectual property position and substantial know-how and trade secrets relating to our Probody technology, platform and product candidates. Our patent portfolio as of July 23, 2015 contains four United States (“U.S.”) issued patents owned solely by CytomX and three U.S. issued patents that we co-own with UCSB. We also have 26 U.S. pending applications as well as 70 non-U.S. pending applications owned solely by CytomX, as well as one U.S. pending application and six non-U.S. pending applications that we co-own with UCSB. We have exclusively licensed UCSB’s rights in the co-owned issued and pending patents. We also co-own one U.S. and one non-U.S. pending applications with the University of California, San Francisco (“UCSF”). These patents and patent applications include claims directed to:

•	Probody platform and PDC platform;

•	Other pro-protein platforms;

•	Probody conjugates and conjugation methods to produce PDCs;

•	Bispecific and other multispecific Probodies, including T-cell-recruiting bispecific Probodies;

•	Protease-cleavable linkers, e.g., serine protease- or MMP-cleavable linkers;

•	Improved display systems for peptide display, e.g., to identify masks, substrates, and other proteins;

•	Cancer immunotherapy Probody therapeutics, e.g., PD-L1, PD-1, and CTLA-4 Probodies, as well as related novel antibodies and combination therapies;

•	PDCs, e.g., CD-166, CD71 (transferrin receptor), and CD49c (integrin alpha 3) PDCs, as well as related Probodies, novel antibodies and ADCs;

•	Probodies to other targets, e.g., EGFR, Jagged, and IL6R Probodies, as well as related PDCs, novel antibodies and ADCs;

•	Antibodies that bind Probodies, e.g., anti-mask and anti-Probody antibodies; and

•	Antibodies that bind the active site of uPA protease.

In addition, we have exclusively licensed the following patent portfolio from UCSB: six U.S. issued patents; five non-U.S. issued patents; four U.S. pending applications; and four non-U.S. pending applications. This patent portfolio covers compositions and methods related to screening and identification of the masks and protease-cleavable linkers that we incorporate into our Probodies.

As for the Probody platforms, product candidates and processes we develop and commercialize, in the normal course of business, we intend to pursue, where appropriate, patent protection or trade secret protection relating to compositions, methods of manufacture, assay methods, methods of use, treatment of indications, dosing and formulations. We may also pursue patent protection with respect to drug development processes and technology.

We continually assess and refine our intellectual property strategy as we develop new platform technologies and product candidates. To that end, we are prepared to file additional patent applications if our intellectual property strategy requires such filings, or where we seek to adapt to competition or seize business opportunities. Further, we are prepared to file patent applications, as we consider appropriate under the circumstances, relating to the new technologies that we develop. In addition to filing and prosecuting patent applications in the United States, we often file counterpart patent applications in additional countries where we believe such foreign filing is likely to be beneficial, including but not limited to Australia, Brazil, Canada, China, Europe, India, Israel, Japan, Mexico, Russia, and South Korea.

The term of individual patents depends upon the laws of the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. However, the term of United States patents may be extended due to delays incurred due to compliance with FDA or by delays encountered during prosecution that are caused by the USPTO. For example, the Hatch-Waxman Act permits a patent term extension for FDA-approved drugs of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our biopharmaceutical product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those product candidates. We intend to seek patent term extensions to any of our issued patents in any jurisdiction where these are available; however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. Our currently issued patents will likely expire on dates ranging from 2028 to 2030, unless we receive patent term extension or adjustment. If patents are issued on our pending patent applications, the resulting patents are projected to expire on dates ranging from 2028 to 2036, unless we receive patent term extension or adjustment. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of immunotherapy has emerged in the U.S. The patent situation outside of the United States is even more uncertain. Changes in the patent laws and rules, either by legislation, judicial decisions, or regulatory interpretation in the U.S. and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending, and enforcing patent claims that cover our technology, inventions, and improvements. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our platforms and product candidates and the methods used to manufacture those platforms and product candidates. Moreover, even our issued patents do not guarantee us the right to practice our technology in relation to the commercialization of our platforms product candidates. However, the area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from commercializing our patented Probody technology, platforms and product candidates and practicing our proprietary technology. Our issued patents and those that may issue in the future may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related platforms or product candidates or limit the length of the term of patent protection that we may have for our Probody technology, platforms, and product candidates. In addition, the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our Probody technology, platforms and product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent. For this and more comprehensive risks related to our proprietary technology, inventions, improvements, platforms and product candidates, please see the section entitled “Risk Factors—Risks Related to Intellectual Property.”

We intend to file applications for trademark registrations in connection with our product candidates in various jurisdictions, including the U.S. The USPTO previously accepted PROBODY under an intent-to-use trademark application. Because we were unable to show use for that mark within three years of acceptance, the mark became abandoned. We are in the process of re-filing for trademark protection of PROBODY with the USPTO.

We also rely on trade secret protection for our confidential and proprietary information. Although we take steps to protect our confidential and proprietary information as trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In many cases our confidentiality and other agreements with consultants, outside scientific collaborators, sponsored researchers and other advisors require them to assign or grant us licenses to inventions they invent as a result the work or services they render under such agreements or grant us an option to negotiate a license to use such inventions.

We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations, and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. To the extent that our employees, contractors, consultants, collaborators, and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

In-Licenses

License from UCSB

In August 2010, we entered into an agreement with UC, acting through its Santa Barbara Campus, that grants us an exclusive license, with the right to sublicense, under the patent rights owned by UC covering mask and screening technologies to make, have made, use, sell, offer for sale and import products and practice methods in the field of identification and discovery of pro-protein biologics, including masks and substrates, for the identification of pro-proteins that may be useful for therapy, prophylaxis, diagnostics or in vivo imaging. The agreement also grants us an exclusive license, with the right to sublicense, under the patent rights co-owned by UC with us covering Probody antibodies and other pro-proteins to make, have made, use, sell, offer for sale and import products and practice methods in the fields of therapeutics, diagnostics, in vivo imaging and prophylactics.

We had no upfront payment obligations under the agreement. We are required to make milestone payments to UC on the accomplishment of certain regulatory milestones, including a $300,000 payment due upon the first patient enrollment in the first Phase 3 clinical trial and a $500,000 payment due upon approval of the first NDA by the FDA for each of the first two indications for each licensed product consisting of a molecule or compound covered by the licensed patent rights. We have paid minimum annual royalties in increasing amounts to UC since 2011 and will pay annual minimum royalties of $150,000 beginning in 2016 and continuing for the term of the agreement. In addition, the agreement provides that we are required to pay to UC running royalties on net sales in the low single-digits. The agreement also requires that we pay to UC a percentage of the revenue we receive from sublicensing the patent rights to a third party. The sublicense fees range from a percentage in the mid-single digits to a percentage in the mid-teens depending on the clinical stage of the program for which the sublicense was granted. The agreement with UC requires us to meet specified due diligence product development milestones. We did not meet the milestones in 2013, 2014 and 2015, and we have paid an extension fee in each of those years to maintain the license.

The agreement with UC will expire on the later of (i) the expiration of the last-to-expire valid claims under the licensed patent rights or (ii) the date the last patent application licensed under the agreement is abandoned. We may terminate the agreement at any time upon 60 days’ prior written notice to UC. UC may terminate the agreement if we are in default under the agreement after we fail to repair the default within 90 days of being notified of the default. UC may also terminate the agreement in the event of our bankruptcy or if we or another party on our behalf files a claim that any of the patent rights being licensed to us is invalid or unenforceable.

Government Regulation and Product Approval

Governmental authorities in the U.S., at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Our therapeutic candidates must be approved by the FDA through the NDA or BLA process before they may be legally marketed in the U.S. and will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Government Regulation

In the U.S., the FDA regulates drugs under the FDCA and, in the case of biologics, the Public Health Services Act (“PHSA”), and implementing regulations. Failure to comply with the applicable U.S. requirements at any time during the product development or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include:

•	refusal to approve pending applications;

•	withdrawal of an approval;

•	imposition of a clinical hold;

•	warning or untitled letters;

•	seizures or administrative detention of product;

•	total or partial suspension of production or distribution; or

•	injunctions, fines, disgorgement, or civil or criminal penalties.

NDA and BLA approval processes

The process required by the FDA before a therapeutic may be marketed in the U.S. generally involves the following:

•	completion of nonclinical laboratory tests, animal studies and formulation studies conducted according to GLPs, and other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to GCPs, to establish the safety and efficacy of the product candidate for its intended use;

•	submission to the FDA of an NDA or BLA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product candidate is produced to assess readiness for commercial manufacturing and conformance to the manufacturing-related elements of the application, to conduct a data integrity audit, and to assess compliance with cGMPs to assure that the facilities, methods and controls are adequate to preserve the product candidate’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA or Licensure of the BLA.

Once a biopharmaceutical candidate is identified for development, it enters the preclinical or nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some nonclinical testing may continue even after the IND is submitted. In addition to including the results of the nonclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors also must report to the FDA serious and unexpected adverse reactions in a timely manner, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the therapeutic. An institutional review board (“IRB”) at each institution participating in the clinical trial must review and approve the protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each research subject or the subject’s legal representative, monitor the study until completed and otherwise comply with IRB regulations.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined.

•	Phase 1—The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some therapeutic candidates for severe or life-threatening diseases, such as cancer, especially when the product candidate may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•	Phase 2—Clinical trials are performed on a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase 3—Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product labeling.

Human clinical trials are inherently uncertain and Phase 1, Phase 2 and Phase 3 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

During the development of a new product candidate, sponsors are given opportunities to meet with the FDA at certain points; specifically, prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the new therapeutic. If a Phase 3 clinical trial is the subject of discussion at the end of Phase 2 meeting with the FDA, a sponsor may be able to request a Special Protocol Assessment (“SPA”), the purpose of which is to reach agreement with the FDA on the Phase 3 clinical trial protocol design and analysis that will form the primary basis of an efficacy claim.

According to published guidance on the SPA process, a sponsor that meets the prerequisites may make a specific request for a SPA and provide information regarding the design and size of the proposed clinical trial. The FDA is supposed to evaluate the protocol within 45 days of the request to assess whether the proposed trial is adequate, which evaluation may result in discussions and a request for additional information. A SPA request must be made before the proposed trial begins, and all open issues must be resolved before the trial begins. Although the FDA will assess protocols that have already begun, these assessments will not be subject to the 45-day review applicable to SPAs. If a written agreement is reached, it will be documented and made part of the record. The agreement will be binding on the FDA and may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA or if the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the product candidate was identified after the testing began.

Concurrent with clinical trials, sponsors usually complete additional animal safety studies and also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing commercial quantities of the product candidate in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and the manufacturer must develop methods for testing the quality, purity and potency of the product candidate. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other criteria, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life. Additionally, for both NDA and BLA products, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its proposed shelf-life.

The results of product development, nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product. Under the Prescription Drug User Fee Act (“PDUFA”) as amended, each BLA or NDA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for products and an annual establishment fee on facilities used to manufacture prescription biological or drug products. Fee waivers or reductions are available in certain circumstances, such as where a waiver is necessary to protect the public health, where the fee would present a significant barrier to innovation, or where the applicant is a small business submitting its first human therapeutic application for review.

Within 60 days following submission of the application, the FDA reviews a BLA or NDA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA or NDA that it deems incomplete or not properly reviewable at the time of submission, and may request additional information. In this event, the BLA or NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA or NDA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile, and in the case of an NDA, whether the product is safe and effective for its intended use, and in each case, whether the product is being manufactured in accordance with cGMP. The FDA may refer applications for novel biological or drug products or biological or drug products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

During the product approval process, the FDA also will determine whether a REMS plan is necessary to assure the safe use of the product. If the FDA concludes a REMS plan is needed, the sponsor of the BLA or NDA must submit a proposed REMS plan. The FDA will not approve a BLA or NDA without a REMS plan, if required. The FDA has authority to require a REMS plan under the Food and Drug Administration Amendments Act of 2007 (the “FDAAA”) when necessary to ensure that the benefits of a drug outweigh the risks. In determining whether a REMS plan is necessary, the FDA must consider the size of the population likely to use the drug, the seriousness of the disease or condition to be treated, the expected benefit of the drug, the duration of treatment, the seriousness of known or potential adverse events, and whether the drug is a new molecular entity. A REMS plan may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate health care providers of the drug’s risks, limitations on who may prescribe or dispense the drug, or other measures that the FDA deems necessary to assure the safe use of the drug. In addition, the REMS plan must include a timetable to assess the strategy at 18 months, three years, and seven years after the strategy’s approval.

The FDA may also require a REMS plan for a drug that is already on the market if it determines, based on new safety information, that a REMS plan is necessary to ensure that the drug’s benefits outweigh its risks.

Before approving a BLA or NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA or NDA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA or NDA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA or NDA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA or NDA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA or NDA, addressing all of the deficiencies identified in the letter, or withdraw the application.

Even if a product receives regulatory approval, the approval may be significantly limited to specific indications and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Companion Diagnostics

The FDA issued a final guidance document in July 2014 addressing agency policy in relation to in vitro companion diagnostic tests. The guidance explains that for some drugs and biologics, the use of a companion diagnostic test is essential for the safe and effective use of the product, such as when the use of a drug is limited to a specific patient subpopulation that can be identified by using the test. According to the guidance, FDA generally will not approve such a product if the companion diagnostic is not also approved or cleared for the appropriate indication, and accordingly the therapeutic product and the companion diagnostic should be developed and approved or cleared contemporaneously. However, the FDA may decide that it is appropriate to approve such a product without an approved or cleared in vitro companion diagnostic device when the drug is intended to treat a serious or life-threatening condition for which no satisfactory alternative treatment exists and the FDA determines that the benefits from the use of product with an unapproved or uncleared in vitro companion diagnostic device are so pronounced as to outweigh the risks from the lack of an approved or cleared in vitro companion diagnostic device. The FDA encourages sponsors considering developing a therapeutic product that requires a companion diagnostic to request a meeting with both relevant device and therapeutic product review divisions to ensure that the product development plan will product sufficient data to establish the safety and effectiveness of both the therapeutic product and the companion diagnostic. Because the FDA’s policy on companion diagnostics is set forth only in guidance, this policy is subject to change and is not legally binding.

Expedited Review and Approval

The FDA has various programs, including Fast Track, priority review, accelerated approval and breakthrough therapy designation, which are intended to expedite or simplify the process for reviewing therapeutic candidates, or provide for the approval of a product candidate on the basis of a surrogate endpoint. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product candidate no longer meets the conditions for qualification or that the time period for FDA review or approval will be lengthened. Generally, therapeutic candidates that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of therapeutic candidates to treat serious or life-threatening diseases or conditions and fill unmet medical needs. Priority review is designed to give therapeutic candidates that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within eight months as compared to a standard review time of twelve months.

Although Fast Track and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated product candidate and expedite review of the application for a product candidate designated for priority review. Accelerated approval, which is described in Subpart H of 21 CFR Part 314, provides for an earlier approval for a new product candidate that is (1) intended to treat a serious or life-threatening disease or condition; (2) generally provides a meaningful advantage over available therapies; and (3) demonstrates an effect on either a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”) and is reasonably likely to predict an effect on IMM or other clinical benefit. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. As a condition of approval, the FDA may require that a sponsor of a product candidate receiving accelerated approval perform post-marketing clinical trials.

In the Food and Drug Administration Safety and Innovation Act (the “FDASIA”), which was signed into law in July 2012, the U.S. Congress encouraged the FDA to utilize innovative and flexible approaches to the assessment of therapeutic candidates under accelerated approval. The law required the FDA to issue related guidance and also promulgate confirming regulatory changes. In May 2014, the FDA published a final Guidance for Industry titled “Expedited Programs for Serious Conditions—Drugs and Biologics,” which provides guidance on FDA programs that are intended to facilitate and expedite development and review of new therapeutic candidates as well as threshold criteria generally applicable to concluding that a product candidate is a candidate for these expedited development and review programs.

In addition to the Fast Track, accelerated approval and priority review programs discussed above, the FDA’s “Expedited Programs” guidance also describes the Breakthrough Therapy designation. The FDA defines a Breakthrough Therapy as a therapeutic that is intended, alone or in combination with one or more other therapeutics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the therapeutic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. A therapeutic designated as a Breakthrough Therapy is eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a Breakthrough Therapy. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. A request for Breakthrough Therapy designation should be submitted concurrently with, or as an amendment to, an IND, but ideally no later than the end of Phase 2 meeting.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our therapeutic candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product candidate’s approval date. The patent term restoration period is generally one half of the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved product candidate is eligible for the extension and the application for extension must be made prior to expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A product candidate is a new chemical entity if the FDA has not previously approved any other new product candidate containing the same active moiety, which is the molecule or ion responsible for the action of the product candidate substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (an “ANDA”), or a 505(b)(2) NDA submitted by another company for another version of such product candidate where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. Five-year exclusivity will not delay the submission or approval of another company’s full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

The Biologics Price Competition and Innovation Act (the “BPCIA”) amended the PHSA to authorize the FDA to approve similar versions of innovative biologics, commonly known as biosimilars. A competitor seeking approval of a biosimilar must file an application to establish its molecule as highly similar to an approved innovator biologic, among other requirements. The BPCIA, however, bars the FDA from approving biosimilar applications for 12 years after an innovator biological product receives initial marketing approval.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to therapeutic candidates intended to treat a rare disease or condition, which is generally a disease or condition that affects either (1) fewer than 200,000 individuals in the U.S., or (2) or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a product candidate for this type of disease or condition will be recovered from sales in the U.S. for that product candidate. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product candidate that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product candidate is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same product candidate for the same indication, except under limited circumstances, for seven years. Orphan drug exclusivity, however, could also block the approval of one of our therapeutic candidates for seven years if a competitor obtains approval of the same product candidate as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product candidate for the same indication or disease.

Pediatric Exclusivity and Pediatric Use

Under the Best Pharmaceuticals for Children Act (the “BPCA”), certain therapeutic candidates may obtain an additional six months of exclusivity if the sponsor submits information requested in writing by the FDA, referred to as a Written Request, relating to the use of the active moiety of the product candidate in children. Although the FDA may issue a Written Request for studies on either approved or unapproved indications, it may only do so where it determines that information relating to that use of a product candidate in a pediatric population, or part of the pediatric population, may produce health benefits in that population.

In addition, the Pediatric Research Equity Act (“PREA”), requires a sponsor to conduct pediatric studies for most therapeutic candidates and biologics, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs, BLAs and supplements thereto must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must assess the safety and effectiveness of the product candidate for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product candidate is safe and effective. The sponsor or FDA may request a deferral of pediatric studies for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the product candidate or biologic is ready for approval for use in adults before pediatric studies are complete or that additional safety or effectiveness data needs to be collected before the pediatric studies begin. The law requires the FDA to send a PREA Non-Compliance letter to sponsors who have failed to submit their pediatric assessments required under PREA, have failed to seek or obtain a deferral or deferral extension or have failed to request approval for a required pediatric formulation. It further requires the FDA to post the PREA Non-Compliance letter and sponsor’s response.

As part of the FDASIA, the U.S. Congress made a few revisions to the BPCA and PREA, which were slated to expire on September 30, 2012, and made both laws permanent.

Post-Approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product candidate reaches the market. Later discovery of previously unknown problems with a product candidate may result in restrictions on the product candidate or even complete withdrawal of the product candidate from the market. After approval, some types of changes to the approved product candidate, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may under some circumstances require testing and surveillance programs to monitor the effect of approved therapeutic candidates that have been commercialized, and the FDA under some circumstances has the power to prevent or limit further marketing of a product candidate based on the results of these post-marketing programs.

Any therapeutic candidates manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:

•	record-keeping requirements;

•	reporting of adverse experiences with the product candidate;

•	providing the FDA with updated safety and efficacy information;

•	therapeutic sampling and distribution requirements;

•	notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and

•	complying with FDA promotion and advertising requirements.

Therapeutic manufacturers and other entities involved in the manufacture and distribution of approved therapeutic candidates are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMPs and other laws. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive and record-keeping requirements. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require FDA approval before being implemented. FDA regulations would also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use if our product candidates are approved. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

New Legislation and Regulations

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted or whether FDA regulations, guidance, policies or interpretations changed or what the effect of such changes, if any, may be.

Regulation Outside of the U.S.

In addition to regulations in the U.S., we will be subject to regulations of other jurisdictions governing any clinical trials and commercial sales and distribution of our therapeutic candidates. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of countries outside of the U.S. before we can commence clinical trials in such countries and approval of the regulators of such countries or economic areas, such as the European Union, before we may market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

Under European Union regulatory systems, a company can consider applying for marketing authorization in several European Union member states by submitting its marketing authorization application(s) under a centralized, decentralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is compulsory for medicines derived from biotechnology, orphan medicinal products, or those medicines with an active substance not authorized in the European Union on or before May 20, 2004 intended to treat acquired immune deficiency syndrome (“AIDS”), cancer, neurodegenerative disorders or diabetes and optional for those medicines containing a new active substance not authorized in the European Union on or before May 20, 2004, medicines which are highly innovative, or medicines to which the granting of a marketing authorization under the centralized procedure would be in the interest of patients at the European Union-level.. The decentralized procedure provides for recognition by European Union national authorities of a first assessment performed by one member state. Under this procedure, an identical application for marketing authorization is submitted simultaneously to the national authorities of several European Union member states, one of them being chosen as the “Reference Member State”, and the remaining being the “Concerned Member States”. The Reference Member State must prepare and send drafts of an assessment report, summary of product characteristics and the labelling and package leaflet within 120 days after receipt of a valid marketing authorization application to the Concerned Member States, which must decide within 90 days whether to recognize approval. If any Concerned Member State does not recognize the marketing authorization on the grounds of potential serious risk to public health, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states. The mutual recognition procedure is similar to the decentralized procedure except that a medicine must have already received a marketing authorization in at least one member state, and that member state acts as the Reference Member State.

As in the U.S., we may apply for designation of a product candidate as an orphan drug for the treatment of a specific indication in the European Union before the application for marketing authorization is made. Orphan drugs in the European Union enjoy economic and marketing benefits, including up to ten years of market exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan-designated product, the marketing authorization holder is unable to supply sufficient quantity of the medicinal product or the marketing authorization holder has given its consent.

Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third party payors are increasingly reducing reimbursements for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of therapeutics have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third party payors do not consider our products to be cost-effective compared to other therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “MMA”) imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for our products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. The plan for the research was published in 2012 by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to the U.S. Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of our product candidates, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates. If third party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The ACA has had a significant impact on the health care industry. The ACA expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to biopharmaceutical products, the ACA, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013, and, due to subsequent legislative amendments, will stay in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 (the “ATRA”) which among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare drugs and services, and in turn could significantly reduce the projected value of certain development projects and reduce our profitability.

Finally, in some foreign countries, the proposed pricing for a product candidate must be approved before it may be lawfully marketed. The requirements governing therapeutic pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the Company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, therapeutic candidates launched in the European Union do not follow price structures of the U.S. and generally tend to be significantly lower.

Other Healthcare Laws

We may also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments where we may market our product candidates, if approved. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and physician sunshine laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. The

Anti-Kickback Statute is subject to evolving interpretations. In the past, the government has enforced the Anti-Kickback Statute to reach large settlements with healthcare companies based on sham consulting and other financial arrangements with physicians. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. The majority of states also have anti-kickback laws, which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Additionally, the civil False Claims Act prohibits knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the False Claims Act can result in very significant monetary penalties and treble damages. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the U.S., for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

HIPAA, also created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

There has also been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The ACA, among other things, imposes new reporting requirements on drug manufacturers for payments made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians.

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act (“HITECH”) and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

Environment

Our third party manufacturers are subject to inspections by the FDA for compliance with cGMP and other U.S. regulatory requirements, including U.S. federal, state and local regulations regarding environmental protection and hazardous and controlled substance controls, among others. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. We have incurred, and may continue to incur, significant expenditures to ensure we are in compliance with these laws and regulations. We would be subject to significant penalties for failure to comply with these laws and regulations.

Collaborations

Pfizer

In May 2013, we entered into a research collaboration, option and license agreement with Pfizer pursuant to which we granted Pfizer an option to select four targets on which to collaborate with us on the preclinical research of PDCs using our Probody technology and Pfizer’s ADC technology. Pfizer will provide a specified amount of research funding to us to perform the research by funding certain full-time employee expenses. Pfizer has selected its first three targets. The selection of the third target triggered a payment of $1.5 million to us, and, if Pfizer selects a fourth target to include in the collaboration, Pfizer will pay us an additional $1.5 million. Pfizer can exercise the option to obtain a commercial license for each target within three to five years after the target is selected upon making a payment of $2 million to $5 million to us, depending on the target. Pfizer has the responsibility for and control of all development, manufacture and commercialization of any product candidates resulting from the research collaboration.

The commercial license will be a worldwide, exclusive, sublicensable license for development and commercialization of product candidates directed against the selected target. The terms of the license include a total for all targets of approximately $80 million in regulatory milestone payments and $530 million in sales milestone payments as well as tiered royalties ranging from mid-single digits to low-teens on potential future sales. Pfizer’s royalty obligation continues on a licensed product-by-licensed product basis until the later of (i) the expiration of the last claim of the licensed patents covering the licensed products in the country or (ii) the tenth anniversary of the first commercial sale of a licensed product in a country, but, in the case of (ii), in no event later than the twentieth anniversary of the earlier of the date of the first commercial sale of the licensed product. If Pfizer obtains a commercial license for a target, it must use commercially reasonable efforts to develop a product in one major market country for that target, including seeking regulatory approval, and to commercialize one licensed product candidate in one major market country where Pfizer has obtained regulatory approval for that target. In addition to the other rights granted to Pfizer, we agreed not to engage in, license or collaborate on any Probody therapeutics or PDCs targeting a target for which Pfizer exercised its option for the term of the agreement, except that, for the first target, the exclusivity applies only to the PDC.

The agreement with Pfizer will continue in effect until the expiration of the royalty obligation on a licensed product-by-licensed product and country-by-country basis until the expiration of Pfizer’s royalty obligations. Pfizer may terminate the agreement as a whole or on a target-by-target basis by providing 60 days’ advance written notice to us for any reason or no reason at any time after May 30, 2014. Pfizer may also terminate the agreement in the event of our insolvency. Either party may terminate the agreement upon the other party’s uncured material breach that is not cured within 90 days after the breaching party receives notice of such breach.

ImmunoGen

In January 2014, we entered into a research collaboration agreement with ImmunoGen pursuant to which we agreed to collaborate with ImmunoGen to use our Probody technology and ImmunoGen’s ADC cell-killing agents and linkers to produce PDCs for testing. We amended the agreement in April 2015. ImmunoGen was granted the right to select two targets and has selected two targets. We were granted the right to select one target and have selected our target. Each party provides its own antibodies for the collaboration. We use the antibodies to produce Probody therapeutics at our expense, then we provide them to ImmunoGen to conjugate them to ImmunoGen’s linkers and cytotoxic compounds at ImmunoGen’s expense. Each party does its own animal testing and IND-enabling studies for the Probody therapeutics directed at its chosen target(s). Each party has the option to obtain an exclusive development and commercialization license from the other for its selected target(s). The option can be exercised by a party at any time during the term of the research collaboration except that it generally must be exercised no later than six months after the first dosing of an animal with the party’s PDC. No payment is required to exercise the option. Each company retains full development control of PDCs resulting from its target selection and is responsible for preclinical and clinical development, manufacturing and commercialization. The research collaboration will last until January 2018 unless it is terminated by one of the parties earlier due to the material breach or insolvency of the other party. The collaboration will end with respect to a particular target if the option to obtain a commercial license is exercised with respect to that target. We have agreed that, during the term of the collaboration, we will not research, develop or commercialize any PDC directed toward one of ImmunoGen’s targets. ImmunoGen has agreed that, during the term of the collaboration, it will not research, develop or commercialize any ADC directed toward our target.

If a party exercises its right to obtain a commercial license, it will receive a worldwide, exclusive, sublicensable license for development and commercialization of products directed against the selected target under the terms of a separate license agreement, which have already been negotiated. If we exercise our option to obtain a commercial license, we will pay up to $60 million in development and regulatory milestones and up to $100 million in sales milestones to ImmunoGen, as well as tiered mid- to high-single-digit royalties. If ImmunoGen exercises its option(s) to obtain a commercial license, ImmunoGen will pay up to $30 million in development and regulatory milestones and up to $50 million in sales milestones for each target to us, as well as tiered mid-single digit royalties. Each party has development diligence obligations for its commercial license. If the obligations are not met, the party must make annual maintenance fee payments to the other to maintain the license. ImmunoGen’s commercial license prohibits us from developing or commercializing or licensing any third party to develop or commercialize any PDC that uses the cytotoxic compounds also used by ImmunoGen and is directed toward ImmunoGen’s licensed target. Our commercial license prohibits ImmunoGen from developing or commercializing or licensing any third party to develop or commercialize any PDC that is directed toward our licensed target.

Each party’s royalty obligations continue on a licensed product-by-licensed product basis until the later of (i) the expiration of the last claim of the licensed patents covering the licensed products in the country or (ii) the twelfth anniversary of the first commercial sale of a licensed product in a country, but, in the case of (ii), in no event later than the twentieth anniversary of the earlier of the date of the first commercial sale of the licensed product. Each license agreement continues in effect until the expiration of the royalty obligation on a licensed product-by-licensed product and country-by-country basis until the expiration of the royalty obligations. The licensee may terminate the agreement at any time prior to obtaining the first regulatory marketing approval in any country by providing not less than 90 days’ prior written notice to the licensor. Either party may terminate a license agreement upon the other party’s uncured material breach that is not cured within 90 days after the breaching party receives notice of such breach or in the event of the insolvency of the other party. A licensor may terminate a commercial license if the licensor has terminated the research collaboration due to the material breach of the research collaboration agreement by the licensee.

BMS

In May 2014, we entered into a research collaboration and license agreement with BMS pursuant to which we agreed to collaborate to discover and conduct preclinical development of Probody therapeutics directed against four immune-oncology targets. BMS selected the first two targets upon the signing of the agreement, one of which is CTLA-4, and made a $50 million signing payment to us. BMS may select an additional two targets prior to May 23, 2019 by written notification so long as the target is not an excluded target as defined in the agreement and by paying $10 million to us for the first such target and by paying $15 million to us for the second such target. BMS will provide a specified amount of research funding to us to perform the research by funding certain full-time employee expenses. BMS has the responsibility for and control of all development, manufacture and commercialization of any products resulting from the research collaboration. BMS agreed to use commercially reasonable efforts to develop and obtain regulatory approval for and commercialize at least one product for each target.

We granted BMS exclusive worldwide rights to develop and commercialize the Probody therapeutics we discover. The terms of the agreement provide that BMS will make a total of up to $2 million in preclinical milestone payments for each target, a total of up to $112 million in development and regulatory milestone payments for up to three indications for each target, a total of up to $124 million in milestone payments for the first commercial sale in various territories for up to three indications, and sales milestone payments of up to $60 million for each product. We will also be eligible to receive tiered mid-single digit royalties rising to low double-digit royalties on net sales of each product commercialized by BMS. BMS’ royalty obligation continues on a licensed product-by-licensed product basis until the later of (i) the expiration of the last claim of the licensed patents covering the licensed products in the country, (ii) the twelfth anniversary of the first commercial sale of a licensed product in a country, or (iii) the expiration of any applicable regulatory, pediatric, orphan drug or data exclusivity with respect to such product. In addition to paying us milestones and royalties, subject to certain conditions. BMS agreed to purchase shares of our common stock offered in any initial public offering occurring on or prior to December 31, 2017 at the price per share offered to the public. The purchase of common stock in our initial public offering by BMS is at our discretion in consultation with our lead underwriter. The total amount to be paid by BMS for its purchase of our stock will not be greater than the lower of (i) $10 million and (ii) the amount equal to the share price charged to the public multiplied by the number of shares equal to 4.9% of the outstanding shares of our common stock immediately after our initial public offering.

Under the collaboration and license agreement, we also granted BMS certain exclusivity rights. We agreed that we will not, ourselves or with a third party, research, develop or commercialize any product developed from the research collaboration or on any of the four targets chosen by BMS.

The agreement with BMS will continue in effect on a licensed product-by-licensed product and country-by-country basis until neither party has any obligation to the other under the agreement in such country with respect to such product. BMS may terminate the agreement at will as a whole or on a country-by-country basis at any time after May 23, 2016 or at any time on a target-by-target basis by providing two months’ advance written notice to us if no regulatory approval for any product has yet been obtained or otherwise upon four months’ advance written notice to us. BMS may also terminate the agreement on a target-by-target basis in the event it determines that the medical benefit to risk ratio of a product is so unfavorable as to be incompatible with the welfare of patients. Either party may terminate the agreement upon the other party’s uncured material breach that is not cured within 90 days after the breaching party receives notice of such breach and for the insolvency of the other party.

Employees

As of June 30, 2015, we had 56 full-time employees, 42 of whom were primarily engaged in research and development activities.

Facilities

We currently lease a total of approximately 29,500 square feet (of which we lease approximately 24,500 square feet directly and 5,000 square feet pursuant to a sublease) of office and research and development facilities in South San Francisco, California. Our lease expires in January 2019. We are currently exploring alternatives which would provide us with additional space to accommodate our anticipated growth.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following sets forth information about our executive officers and directors as of June 30, 2015.

NAME	POSITION	AGE
Sean A. McCarthy, D. Phil.	President and Chief Executive Officer, Director	48
Neil Exter	Director	57
Frederick W. Gluck	Director	79
Hoyoung Huh, M.D., Ph.D.	Chairman of the Board	46
Rachel W. Humphrey, M.D.	Director	53
Elaine V. Jones, Ph.D.	Director	60
Timothy M. Shannon, M.D.	Director	56
Robert C. Goeltz II	Chief Financial Officer	42
W. Michael Kavanaugh, M.D.	Chief Scientific Officer and Head of Research and Early Development	59
Cynthia J. Ladd	Senior Vice President and General Counsel	60

(1)	Member of the audit committee, upon completion of this offering.
(2)	Member of the nominating governance committee, upon completion of this offering.
(3)	Member of the compensation committee, upon completion of this offering.

The following is information about the experience and attributes of the members of our board of directors and executive officers as of the date of this prospectus. Together, the experience and attributes discussed below provide the reasons that these individuals were selected for board membership, as well as why they continue to serve in such positions.

Sean A. McCarthy, D. Phil., President and Chief Executive Officer, Director

Dr. McCarthy has served as a member of our board of directors and our president and chief executive officer since August 2011. Previously, Dr. McCarthy served as our chief business officer from December 2010 to August 2011. From April 2006 to December 2010, he was a transactional partner at Pappas Ventures, a venture capital firm, where he helped drive investments in therapeutic, medical device and molecular diagnostic companies. Prior to Pappas Ventures, Dr. McCarthy was the vice president of business development at SGX Pharmaceuticals, Inc., where he spearheaded a wide range of strategic collaborations with major pharmaceutical companies, and served on the management team that led to the initial public offering of the company in 2006, before the Company’s ultimate acquisition by Eli Lilly and Company. Prior to SGX Pharmaceuticals, Inc., Dr. McCarthy was associate director of program management at Millennium Pharmaceuticals, Inc., where he managed therapeutic protein programs and a research team that invented novel genomic techniques for the identification of therapeutic proteins. Dr. McCarthy is an author on multiple peer reviewed scientific publications and patent applications. Dr. McCarthy received his B.Sc. in biochemistry and pharmacology at King’s College, University of London, his D. Phil. in cancer biology from St. John’s College, University of Oxford and his M.B.A. from the Rady School at the University of California, San Diego. Dr. McCarthy currently serves on the board of directors of the California Life Sciences Association.

Neil Exter, Director

Mr. Exter has served as a member of our board of directors since September 2010. Mr. Exter has been a partner at Third Rock Ventures, a venture capital firm, since November 2007. Prior to joining Third Rock Ventures, Mr. Exter was the chief business officer of Alantos Pharmaceuticals Holding, Inc., leading the sale of the company to Amgen, Inc., and vice president of Millennium Pharmaceuticals, Inc., directing in-licensing and M&A. Earlier in his career, he held various executive management roles within the high technology industry. Mr. Exter currently serves on the board of directors of REVOLUTION Medicines, Inc., Cibiem, Inc., Element Science, Inc., and Rhythm Pharmaceuticals. Mr. Exter previously served on the board of directors of Lotus Tissue Repair (acquired by Shire plc) and Seventh Sense Biosystems, Inc. Mr. Exter is a member of the board research committee at Children’s Hospital Boston and the treasurer and a member of the board of directors of the New England Venture Capital Association. Additionally, Mr. Exter is a member of the Innovation Research Fund at Partners Healthcare and the advisory council of the Electrical and Computer Engineering Department at Cornell University. Mr. Exter received his B.S. from Cornell University, M.S. from Stanford University and M.B.A. as a Baker Scholar from Harvard Business School.

Frederick W. Gluck, Director

Mr. Gluck has served as a member of our board of directors since September 2010. Mr. Gluck previously served as a member of the board of directors of Amgen, Inc. from February 1998 to October 2011. He was the chief executive officer of CytomX, LLC from March 2006 to February 2008. He has served as a member and the founding chairman of the board of directors of Cynvenio Biosystems, Inc. and TrueVision Systems Inc. since March 2006 and a member of the board of directors of CytomX Therapeutics, LLC since February 2008. Mr. Gluck served as a consultant to McKinsey & Company, Inc., an international management consulting firm (“McKinsey”), from July 1998 to July 2003. Prior to that, he was Vice Chairman and Director of Bechtel Group, Inc., an engineering, construction and project management company, from 1995 to July 1998. Mr. Gluck is a former managing partner of McKinsey, where he served from 1967 to 1995. Between 1988 and 1994, he was the Managing Director of McKinsey. He also serves as a director of the Foundation Board of the University of California, Santa Barbara, the Kavli Institute of Theoretical Physics and The New York Presbyterian Hospital (Emeritus). Mr. Gluck was the presiding director of the Hospital Corporation of America. Mr. Gluck received his B.S. from Manhattan College and M.S. from New York University in electrical engineering.

Hoyoung Huh, M.D., Ph.D., Chairman, Director

Dr. Huh has served as a member of our board of directors since December 2011 and the chairman of our board of directors since February 2012. Dr. Huh has been a member of the board of directors of Geron Corporation since May 2010 and served as its chairman since September 2011. Dr. Huh also is a director of AntriaBio, Inc., a biopharmaceutical company focused on developing novel therapeutic products for the diabetes market. Dr. Huh served as a director of Addex Pharmaceuticals, a pharmaceutical discovery and development company, from May 2011 to May 2014. From February 2008 to December 2011, Dr. Huh was the chairman of the board of directors of BiPar Sciences, Inc. (“BiPar”), a biopharmaceutical company acquired in April 2009 by Sanofi-Aventis, a global pharmaceutical company. Dr. Huh served as BiPar’s president and chief executive officer from February 2008 to December 2009. Dr. Huh also served on the board of directors of Facet Biotech, a wholly-owned subsidiary of Abbott Laboratories, a global, broad-based health care company, from September 2009 to April 2010. Dr. Huh was a member of the board of directors of Nektar Therapeutics (“Nektar”), a clinical-stage biopharmaceutical company, from February 2008 to May 2009, and Nektar’s chief operating officer and senior vice president of Business Development and Marketing from March 2005 to February 2008. Prior to Nektar, Dr. Huh was a partner at McKinsey, a global management consulting firm, where he was in the biotechnology and biopharmaceutical sectors. Prior to McKinsey, he held positions as a physician and researcher at Cornell University Medical College and Sloan-Kettering Cancer Center. Dr. Huh holds an A.B. in biochemistry from Dartmouth College and an M.D. and Ph.D. in genetics and cell biology from Cornell University Medical College and Sloan-Kettering Institute.

Rachel W. Humphrey, M.D., Director

Dr. Humphrey has served as a member of our board of directors since May 2015. Dr. Humphrey is vice president, head of immuno-oncology at Eli Lilly and Company, a global pharmaceutical company. From November 2013 to December 2014, Dr. Humphrey was vice president, head of immuno-oncology at AstraZeneca, a global pharmaceutical company. From January 2012 to October 2013, she was executive vice president and chief medical officer of Mirati Therapeutics, Inc., where she helped advance multiple assets through early stage clinical investigation. Prior to that, she served as vice president of product development at Bristol-Myers Squibb Company from May 2003 to January 2012. Prior to that, Dr. Humphrey held multiple positions in development at Bayer. Dr. Humphrey began her career as an oncology fellow and staff physician at the National Cancer Institute. Dr. Humphrey received her M.D. from Case Western Reserve University and received her B.A. from Harvard University.

Elaine V. Jones, Ph.D., Director

Dr. Jones has served as a member of our board of directors since December 2014. Since December 2008, Dr. Jones has served as Executive Director, Venture Capital of Pfizer Venture Investments, the venture capital arm of Pfizer Inc., a global pharmaceutical company. From 2003 to November 2008, Dr. Jones served as a general partner of Euclid SR Partners, a venture capital firm. From 1999 to 2003, Dr. Jones held various positions at S.R. One, the venture fund of GlaxoSmithKline plc, a global pharmaceuticals company. Dr. Jones holds a B.S. in Biology from Juniata College and a Ph.D. in Microbiology from the University of Pittsburgh.

Timothy M. Shannon, M.D., Director

Dr. Shannon has served as a member of our board of directors since July 2012. Dr. Shannon has been a venture partner at Canaan Partners, a venture capital firm, since November 2009 and a general partner since January 2015. Dr. Shannon currently serves as a member of the boards of Arvinas, Inc. (“Arvinas”), Novira Therapeutics, Inc., Spyryx Biosciences, Inc. (“Spyryx”), VaxInnate Corporation, and Vivace Therapeutics, Inc. From July 2013 to December 2014, Dr. Shannon served as the chief executive officer of Arvinas. From November 2010 to September 2013, he was the chief executive officer of Aldea Pharmaceuticals, Inc. From August 2007 to September 2009, Dr. Shannon was president and chief executive officer of CuraGen Corporation (“CuraGen”), a biopharmaceutical company focused on oncology, after serving as Executive Vice President of research and development and chief medical officer. Prior to CuraGen, he held positions of increasing responsibility for Bayer AG’s Pharmaceutical Business Group, including Senior Vice President of Global Medical Development. He currently serves as chairman of the board of directors of each of Arvinas and Spyryx. He previously served as a member of the board of directors of Civitas Therapeutics, Inc., which was acquired in October 2014 by Acorda Therapeutics, Inc. Until December 2014, he also served as a Director at Celldex Therapeutics, Inc., which acquired CuraGen Corporation in October 2009. Dr. Shannon served as assistant professor of the pulmonary and critical care division at Yale University School of Medicine and as an attending physician in pulmonary and critical care medicine at the West Haven V.A. Medical Center. Dr. Shannon received his post graduate medical training at the Beth Israel Hospital of Harvard Medical School and at Boston University. He earned his M.D. from the University of Connecticut and has a B.A. in chemistry from Amherst College.

Robert C. Goeltz II, Chief Financial Officer

Mr. Goeltz joined us as chief financial officer in May 2015. Prior to joining us, Mr. Goeltz was chief financial officer of Onyx Pharmaceuticals , Inc. after its acquisition by Amgen, Inc. in October 2013. Prior to that, Mr. Goeltz held leadership roles in Business Development, Commercial Finance, R&D Finance and Corporate Accounting at Amgen, Inc. Mr. Goeltz was Director of Finance at Tularik Inc. prior to its acquisition by Amgen, Inc. in August 2004. He began his career working in the audit practice for Ernst & Young LLP. Mr. Goeltz earned an M.B.A. from the UCLA Andersen School of Management and a B.B.A. in Business from Emory University. He is also a Certified Public Accountant (inactive).

W. Michael Kavanaugh, M.D., Chief Scientific Officer and Head of Research and Early Development

Dr. Kavanaugh joined us as chief scientific officer and head of research and early development in January 2015. Prior to joining us, Dr. Kavanaugh was senior vice president and chief scientific officer of Five

Prime Therapeutics, Inc. From February 2009 to December 2014, Dr. Kavanaugh held multiple positions in research and development at Five Prime Therapeutics, Inc. and led the growth of its therapeutic pipeline. Prior to that, Dr. Kavanaugh served as vice president of Novartis Vaccines & Diagnostics, Inc. and executive director of Oncology Biologics in the Novartis Institutes of Biomedical Research. He joined Novartis as part of its acquisition of the Chiron Corporation in 2006, where he held positions as vice president and head of antibody and protein therapeutics research. Dr. Kavanaugh received his M.D. from Vanderbilt University and his B.S. in molecular biochemistry and biophysics from Yale University. He completed training in internal medicine, cardiovascular disease and molecular and cellular biology at University of California, San Francisco, and the Cardiovascular Research Institute. Dr. Kavanaugh also currently serves as an attending staff physician at the San Francisco Veterans Administration Medical Center and as an associate clinical professor of Medicine at University of California, San Francisco.

Cynthia J. Ladd, Senior Vice President and General Counsel

Ms. Ladd joined us as senior vice president and general counsel in June 2015. Prior to joining us, Ms. Ladd was an independent consultant to biotechnology companies from February 2006 to June 2015, advising on corporate strategy, negotiations around collaborations, and clinical and regulatory issues, as well as acting as general counsel. Prior to that, she was president and chief executive officer of AGY Therapeutics Inc. from May 2003 to June 2005, where she guided the company through a venture round and its transition to a clinical organization. Ms. Ladd previously served as senior vice president and general counsel at Pharmacyclics. Earlier in her career, Ms. Ladd held a number of positions at Genentech, Inc., including vice president of corporate law and chief corporate counsel. She began her career as an associate with Wilson Sonsini Goodrich & Rosati, P.C., and Ware & Freidenrich LLP (now DLA Piper LLP (US)). Ms. Ladd received her J.D. from Stanford Law School, an M.S. in animal nutrition and biochemistry from Cornell University and a B.S. in animal science from Pennsylvania State University.

Board Composition

Our board of directors consists of seven members. Our bylaws provide that the number of directors may be changed only by resolution of the board of directors. Our board of directors has determined that all of the members of our board of directors, except Sean A. McCarthy, D. Phil., are “independent directors” as defined in applicable rules of the SEC and The NASDAQ Stock Market. Dr. McCarthy is not an “independent director” under applicable rules as a result of his employment with the company. All directors will hold office until their successors have been elected and qualified or appointed or the earlier of their death, resignation or removal. Executive officers are appointed and serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

Voting Arrangements

Pursuant to our amended and restated voting agreement that we entered into with certain holders of our common stock and certain holders of our convertible preferred stock:

•	the holders of the shares of our Series C preferred stock are entitled to elect one member of our board of directors;

•	the holders of the shares of our Series B-1 and Series B-2 preferred stock, voting together, are entitled to elect three members of our board of directors;

•	the holders of the shares of our common stock are entitled to elect two members of our board of directors, one of whom shall be our then-serving chief executive officer; and

•	the holders of the shares of our common stock and our convertible preferred stock, voting together, are entitled to elect two members of our board of directors.

The holders of our common stock and preferred stock that are parties to the amended and restated voting agreement are obligated to vote for such designees. The rights of these holders of our preferred stock will terminate upon the consummation of this offering and there will be no voting rights with respect to the election of our directors.

Director Independence

Upon the consummation of this offering, our common stock will be listed on The NASDAQ Global Market. Under the rules of The NASDAQ Stock Market (the “NASDAQ rules”), independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, the NASDAQ rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent within twelve months of the date of listing. Audit committee members must also satisfy additional independence criteria set forth in Rule 10A-3 under the Exchange Act, and in NASDAQ rule 5605. Under the NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors determined that none of             , representing              of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the NASDAQ rules. Our board of directors determined that                     ,                      and                     , who will be members of our audit committee effective upon completion of this offering,                     ,                      and                      who will be members of our compensation committee upon completion of this offering, and                     ,                      and                     , who will be members of our nominating governance committee upon completion of this offering, satisfy the independence standards for those committees established by applicable SEC and the NASDAQ rules.                     ,                      and                     , each of whom will serve as a member of our audit committee upon completion of this offering, may not qualify as independent under the audit committee independence standards established by the SEC rules if                     , in the case of                     , or                     , in the case of                     , continues to own more than ten percent of our capital stock after this offering. In such event, under applicable exemptions in NASDAQ rules,                      or                     , as applicable, would be permitted to continue to serve on the audit committee for up to one year following the consummation of this offering. (For more information, see the section titled “Principal Stockholders” elsewhere in this prospectus.) In making these determinations, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Diversity

Upon completion of our initial public offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

•	diversity of personal and professional background, perspective and experience;

•	personal and professional integrity, ethics and values;

•	experience in corporate management, operations or finance, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment;

•	experience relevant to our industry and with relevant social policy concerns;

•	experience as a board member or executive officer of another publicly held company;

•	relevant academic expertise or other proficiency in an area of our operations;

•	practical and mature business judgment, including ability to make independent analytical inquiries;

•	promotion of a diversity of business or career experience relevant to our success; and

•	any other relevant qualifications, attributes or skills.

Currently, our board of directors evaluates, and following the completion of our initial public offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Board Committees

Our board of directors has established the committees described below and may establish others from time to time. The charters for each of our committees will be available on our website upon effectiveness of the registration statement to which this prospectus relates.

Audit Committee

Upon completion of this offering, our audit committee will be comprised of                     ,                     and                     .                     will serve as the chairperson of the committee. Our board of directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the applicable rules of the SEC and The NASDAQ Stock Market. Our board of directors has designated                      as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing annually a report by the independent registered public accounting firm regarding the independent registered public accounting firm’s internal quality control procedures and various issues relating thereto;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting with both management and the independent registered public accounting firm;

•	establishing policies and procedures for the receipt and retention of accounting related complaints and concerns, including a confidential, anonymous mechanism for the submission of concerns by employees;

•	periodically reviewing legal compliance matters, including any securities trading policies, periodically reviewing significant accounting and other financial risks or exposures to our company and reviewing and, if appropriate, approving all transactions between our company and any related party (as described in Item 404 of Regulation S-K promulgated under the Exchange Act);

•	establishing policies for the hiring of employees and former employees of the independent registered public accounting firm; and

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and will have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Compensation Committee

Upon completion of this offering, our compensation committee will be comprised of                     ,                      and                     .                      will serve as the chairperson of the committee. Our board of directors has determined that each member of the compensation committee is an independent director for compensation committee purposes as that term is defined in the applicable NASDAQ rules, is a “non-employee director” within the meaning of Rule 16b-3(d)(3) promulgated under the Exchange Act and is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code, as amended. The compensation committee’s responsibilities include, among other things:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing our compensation, welfare, benefit and pension plans and similar plans;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	preparing for inclusion in our proxy statement the report, if any, of the compensation committee required by the SEC.

The compensation committee has the power to investigate any matter brought to its attention within the scope of its duties and will have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Nominating Governance Committee

Upon completion of this offering, we will have a nominating governance committee comprised of                     ,                      and                     .                      will serve as the chairperson of the committee. Our board of directors has determined that each of the committee members is an independent director for nominating and corporate governance committee purposes as that term is defined in the applicable rules of The NASDAQ Global Market. The nominating and corporate governance committee’s responsibilities include, among other things:

•	developing and recommending to the board of directors criteria for membership on the board of directors and committees;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each committee of the board of directors;

•	annually reviewing our corporate governance guidelines; and

•	monitoring and evaluating the performance of the board of directors and leading the board in an annual self-assessment of its practices and effectiveness.

The nominating and corporate governance committee has the power to investigate any matter brought to its attention within the scope of its duties and will have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2014, or for some portion thereof, Neil Exter, Frederick W. Gluck and Timothy M. Shannon, M.D. served as members of the compensation committee of our board of directors. No such person is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed three fiscal years, as a member of the board of directors or compensation committee of any other entity that has or had one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Before the completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the completion of this offering, the code of business conduct and ethics will be available on our website at http://www.cytomx.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Limitation of Liability and Indemnification

As permitted by the Delaware General Corporation Law, as amended, our certificate of incorporation and bylaws limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the U.S. federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•	we will indemnify our directors, officers and, at the discretion of our board of directors, certain employees and agents to the fullest extent permitted by the Delaware General Corporation Law, as amended;

•	we will advance expenses, including attorneys’ fees, to our directors and to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions; and

•	the indemnification and advancement of expenses provided in our bylaws are not exclusive of any other right to which our directors or officers may be entitled under any indemnification agreement we enter into with any individual director, officer, employee or agent.

In connection with this offering, we have entered into indemnification agreements with each of our executive officers and directors. These agreements provide that we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We have obtained general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The above provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. The provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

EXECUTIVE AND DIRECTOR COMPENSATION

2014 Director Compensation Table

The following table presents information regarding the compensation of our non-employee directors for 2014. The compensation paid to Sean A. McCarthy, D. Phil., our chief executive officer, is presented below under “Executive Compensation” and the related explanatory tables.

NAME	FEES EARNED OR PAID IN CASH(1) ($)	OPTION AWARDS(2) ($)	TOTAL ($)
Neil Exter	—	—	—
Frederick W. Gluck	40,000	—	40,000
Hoyoung Huh, M.D., Ph.D.	160,000	126,921	286,921
Timothy M. Shannon, M.D.	—	—	—

(1)	Dr. Huh and Mr. Gluck each elected to receive all of their 2014 and 2015 cash retainers in the form of option awards granted in 2014, which vest in 24 equal monthly installments.
(2)	Pursuant to applicable SEC executive compensation disclosure rules, the amount reported in this column reflects the fair value of the annual option award granted to our chairman, Dr. Huh, during 2014. This value has been determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“FASB ASC Topic 718”). For a discussion of the assumptions and methodologies used to calculate this amount, please see the discussion of option awards contained in Note 15, Stock Based Compensation, to our financial statements for the year ended December 31, 2014 and for the three months ended March 31, 2015 included elsewhere in this prospectus. As of December 31, 2014, Dr. Huh and Mr. Gluck held outstanding options to purchase 22,678,624 and 4,786,915 shares of our common stock, respectively. Other than these options, none of our non-employee directors held any outstanding options or other equity awards on that date.

Director Compensation

During 2014, the annual cash retainer fee for our chairman of our board of directors and our other non-employee, non-affiliated director was $80,000 and $20,000, respectively. As noted above, each of Dr. Huh and Mr. Gluck was granted the right to convert their entire cash retainers for 2014 and 2015 into options to purchase shares of our common stock, which were granted in 2014. In addition, on January 1, 2014, Dr. Huh was granted an option to purchase 9,218,073 shares of our common stock. As affiliated members of our board of directors, Mr. Exter and Dr. Shannon did not receive any director compensation during 2014.

We expect to adopt a new compensation program for our non-employee directors following the consummation of this offering. We are still considering the design of this program and expect to retain an independent compensation consultant to help us determine its terms.

Executive Compensation

Overview

Our executive compensation programs are designed to create a “pay for performance” culture by aligning the actions of our executive officers with our business objectives and the long-term interests of our stockholders. The compensation paid or awarded to our executive officers is generally based on the assessment of each individual’s performance compared against the business and individual performance objectives established for the fiscal year as well as our historical compensation practices. In addition, we seek to pay compensation at a level that is competitive with companies within the life sciences industry as well as the general labor market. To that end, during 2014, we retained the services of The HawthorneGroup as our company’s compensation consultant to provide a perspective on the competitive labor market.

This section provides a discussion of the 2014 compensation paid or awarded to our president and chief executive officer and one former executive officer. We refer to these individuals as our “named executive officers.” For 2014, our named executive officers were:

•	Sean A. McCarthy, D. Phil., President and Chief Executive Officer; and

•	Henry B. Lowman, Ph.D., Former Chief Scientific Officer.

Dr. Lowman served as our chief scientific officer through September 30, 2014 and was engaged by us as consultant chief scientific officer from October 2014 through December 2014. Effective January 5, 2015, Dr. Lowman commenced service as a member of our scientific advisory board. During 2014, no other individuals served as executive officers of our company. During 2015, Robert C. Goeltz II joined the company as chief financial officer, W. Michael Kavanaugh, M.D. joined the company as chief scientific officer and head of research and early development, and Cynthia J. Ladd joined the company as senior vice president and general counsel.

The material elements of our compensation program for our named executive officers are base salary, annual cash bonuses and equity-based compensation in the form of option awards. Our named executive officers are also eligible to participate in our 401(k) plan, health and welfare benefit plans and fringe benefit programs generally available to our other employees.

Compensation of Named Executive Officers

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our named executive officers are designed to reflect each executive officer’s scope of responsibility and accountability with us. Please see the “Salary” column in the 2014 Summary Compensation Table for the base salary amounts received by each named executive officer in 2014.

Annual Cash Bonuses

Historically, we have provided our executives with short-term incentive compensation through our annual bonus program. We believe that annual bonuses hold executives accountable, reward executives based on actual business results and help create a “pay for performance” culture. Our 2014 annual cash bonus program provided cash incentive awards for the achievement of research and development and financing goals established at the beginning of the year by our board of directors.

Each executive’s target bonus is expressed as a percentage of the executive’s base salary and is intended to be commensurate with the executive’s position and responsibilities. The 2014 target bonus for Dr. McCarthy was 30% of his base salary, with our board of directors certifying a bonus attainment level of 80% of the underlying corporate performance goals. Pursuant to his Separation Agreement (as described below), Dr. Lowman received a bonus of $10,000, based on an assessment of our performance against the corporate performance goals as well as his prorated service during the year. Please see the “Non-Equity Incentive Compensation” column in the 2014 Summary Compensation Table for the amount of annual bonuses paid to each named executive officer in 2014.

Equity Awards

We have historically used equity awards in the form of stock options to provide an incentive for our executives to focus on achieving specific performance goals and driving growth in our stock price and long-term value creation and to help us to attract and retain key talent. In 2014, none of our named executive officers received additional equity awards with respect to our company. As discussed further below, in connection with Dr. Lowman’s separation, we entered into a separation agreement with Dr. Lowman, which allowed for the continued vesting of his outstanding option awards in connection with his agreement to serve as a consultant.

Please see the “Option Awards” columns in the 2014 Summary Compensation Table for the modification charge associated with the continued vesting of Dr. Lowman’s outstanding option awards.

2015 Compensation Decisions

In 2015, Dr. McCarthy received a 3.5% merit increase in base salary, a target bonus opportunity equal to 40% of base salary and option grants with an aggregate grant date fair value equal to approximately $300,000. In addition, in 2015, our board of directors approved a discretionary bonus of $189,000, with such value approximating the outstanding balance of a promissory note from Dr. McCarthy to the company. Dr. McCarthy issued the promissory note to the Company as consideration for the exercise of previously granted options to purchase company shares.

2014 Summary Compensation Table

The following table provides a summary of compensation paid to our principal executive officer and our former chief scientific officer who separated from the company in September 2014, and who would have been our most other highly compensated executive officer if he had remained an employee at the end of 2014. During 2014, no other individuals served as executive officers of our company.

Name and Principal Position	Year	Base Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)		Total ($)
Sean A. McCarthy, D. Phil.	2014	357,075	—	—	—		85,698	953		443,726
President and Chief Executive Officer

Henry B. Lowman, Ph.D.	2014	227,325	—	—	41,654	(3)	10,000	83,886	(4)	362,865
Former Chief Scientific Officer(2)

(1)	These amounts include payments under our annual incentive bonus plan, which is based on our performance against certain research and development and financing targets established by our board of directors for 2014. For 2014, our board of directors certified an attainment level of 80% with respect to the underlying corporate performance goals.
(2)	Dr. Lowman served as our chief scientific officer through September 30, 2014 and served as consultant chief scientific officer through December 31, 2014. He has served as a member of our scientific advisory board since January 5, 2015.
(3)	For Dr. Lowman, this amount represents the incremental fair value associated with modifications to his outstanding option awards in 2014. As noted above, in 2014, the vesting terms of Dr. Lowman’s option awards were modified in connection with his separation from our company to provide for continued vesting in connection with his agreement to serve as a consultant through December 2014. For a discussion of the assumptions and methodologies used to calculate these amount, please see the discussion of equity awards contained in Note 15, Stock Based Compensation, to our financial statements for the year ended December 31, 2014 and for the three months ended March 31, 2015 included elsewhere in this prospectus.
(4)	This amount includes consulting fees of $75,025 for consulting services performed by Dr. Lowman from October 2014 through December 2014.

Employment, Severance and Change in Control Arrangements

We generally execute an offer of employment before an executive joins our company. This offer describes the basic terms of the executive’s employment, including his or her initial base compensation, annual bonus target, option awards and any fringe benefits. In addition, in the case of Dr. McCarthy, his offer letter also provides that if his employment is terminated by us without cause or if Dr. McCarthy terminates his employment due to good reason (as such terms are defined in the offer letter), subject to his execution of a general release of claims against the company, he will be entitled to receive a lump sum payment equal to one year of base salary as well as continued medical and dental coverage for a period of one year following termination of employment or, to the extent we are unable to provide such benefit coverage, a lump sum payment equal to the annualized premium cost relating to such benefit coverage. Dr. McCarthy’s offer letter also provides that, in the event of a change in control and a termination of employment without cause or due to good reason within 12 months following such change in control, Dr. McCarthy will be entitled to receive the benefits described in the preceding sentence as well as full vesting of his outstanding option awards. In April 2015, we entered into a Severance and Change in Control Agreement with Dr. McCarthy which maintains the severance benefits and change in control benefits under his offer letter, and also provides for an additional lump sum payment equal to his target annual bonus for the calendar year in which his employment is terminated.

In connection with Dr. Lowman’s separation and in consideration for his release of claims against the company, in September 2014, we entered into a separation agreement with Dr. Lowman setting forth the terms of his service as consultant chief scientific officer from October 2014 through December 2014. Under the separation agreement, Dr. Lowman received: (i) a monthly consulting fee of $25,008; (ii) continued vesting of his outstanding equity awards in accordance with their normal vesting schedules, subject to Dr. Lowman’s continued service as a consultant; and (iii) company-paid COBRA premiums through December 31, 2014. Dr. Lowman also received a $10,000 bonus for the year that was based on an assessment of our achievement of the corporate performance goals. In addition, pursuant to the terms of the September 2014 separation agreement, the parties agreed to enter into Scientific Advisory Board Consulting Agreement in 2015 which provides for an annual consulting payment of $10,000 and an option grant to acquire 1,000,000 shares of our common stock, with the option award vesting over 4-years subject to Dr. Lowman’s continued service as a consultant.

Defined Contribution Plan

As part of our overall compensation program, we provide all full-time employees, including our named executive officers, with the opportunity to participate in a defined contribution 401(k) plan. Our 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that employee contributions and income earned on such contributions are not taxable to employees until withdrawn. For 2014, we provided a dollar-for-dollar matching contribution up to the first $500 contributed to the plan by the employee.

Outstanding Equity Awards at December 31, 2014

The following table presents information regarding the outstanding stock options held by each of the named executive officers as of December 31, 2014. None of the named executive officers held any outstanding restricted stock or other equity awards as of that date.

Name	Grant Date		Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underling Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
Sean A. McCarthy, D. Phil.	9/21/2011	(1)	8/9/2011	20,017,560	4,003,513	0		0.018	9/20/2021
	2/26/2013	(2)	2/26/2013	4,143,794	4,504,124	0		0.015	2/25/2023
	2/26/2013		2/26/2013	3,047,785	0			0.015	2/25/2023
	2/26/2013		2/23/2013	0	0	3,047,785	(3)	0.015	2/25/2023

Henry B. Lowman, Ph.D.	9/22/2010		2/5/2010	10,087	0	0		0.018	9/21/2020
	5/3/2011	(1)	5/3/2011	1,584,315	416,925	0		0.018	5/2/2021
	9/21/2011	(1)	9/14/2011	792,157	375,233	0		0.018	9/20/2021
	2/26/2013	(2)	2/26/2013	2,478,350	2,693,860	0		0.015	2/25/2023

(1)	This option vests 25% on the first anniversary of the vesting commencement date and in subsequent 1/48th increments for each subsequent month of continuous employment.
(2)	This option vests in 1/48th increments on the last day of each month of continuous service following the vesting commencement date.
(3)	This option vests upon our filing of an Investigational New Drug application with the US FDA prior to December 31, 2016, subject to the named executive officer’s continuous employment through the filing date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Below we describe transactions and series of related transactions to which we were a party, or may be a party in relation to this offering, and which we have entered since January 1, 2012, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or holders of more than five percent of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Sales and Purchases of Securities

Issuances of Preferred Stock

The following table sets forth a summary of the sale and issuance of our preferred stock to related persons since January 1, 2012, other than compensation arrangements which are described under the sections of this prospectus captioned “Management—Director Compensation” and “Executive Compensation.” For a description of beneficial ownership see the section of this prospectus captioned “Principal Stockholders.”

Purchaser	Series B-1 Convertible Preferred Stock	Series C Convertible Preferred Stock	Series D Convertible Preferred Stock
5% Stockholders:
Entities affiliated with Fidelity Management & Research Company(1)	—	—	155,047,120
Third Rock Ventures, L.P.	173,607,565	35,595,633	—
Canaan IX L.P.	224,668,612	83,056,478	—
CytomX Therapeutics Holdings, LLC	54,375,856	17,805,079	—
Roche Finance Ltd	30,636,628	17,797,816	—
Pfizer Inc.	—	100,854,295	—
Directors:
Neil Exter(2)	173,607,565	35,595,633	—
Timothy M. Shannon, M.D.(3)	224,668,612	83,056,478	—

(1)	Consists of (a) 18,110,703 shares purchased by Fidelity Select Portfolios: Biotechnology Portfolio, (b) 4,092,403 shares purchased by Fidelity Advisory Series VII: Fidelity Advisor Biotechnology Fund, (c) 11,913,390 purchased by Fidelity Growth Company Commingled Pool, (d) 13,086,952 shares purchased by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (e) 50,021,735 shares purchased by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (f) 6,646,127 shares purchased by Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub, (g) 1,740,428 shares purchased by Fidelity Capital Trust: Fidelity Stock Selector Small Cap Fund—Health Care Sub, (h) 162,790 shares purchased by Fidelity Blue Chip Growth Commingled Pool, (i) 8,684,393 shares purchased by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (j) 23,852,048 shares purchased by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (k) 254,064 shares purchased by Fidelity OTC Commingled Pool, (l) 15,388,225 shares purchased by Fidelity Securities Fund: Fidelity OTC Portfolio, and (m) 1,093,862 shares purchased by Pyramis Lifecycle Blue Chip Growth Commingled Pool.
(2)	Consists of (a) 173,607,565 shares of Series B-1 preferred stock purchased by Third Rock Ventures, L.P. and (b) 35,595,633 shares of Series C preferred stock purchased by Third Rock Ventures, L.P. Neil Exter is a partner of Third Rock Ventures. Mr. Exter does not have voting or investment power over any of the shares purchased by Third Rock Ventures, L.P.
(3)	Consists of (a) 224,668,612 shares of Series B-1 preferred stock purchased by Canaan IX L.P. and (b) 83,056,478 shares of Series C preferred stock purchased by Canaan IX L.P. Timothy M. Shannon, M.D. is a non-managing member of Canaan Partners IX LLC, the general partner of Canaan IX L.P. Dr. Shannon does not have voting or investment power over any of the shares directly held by Canaan IX L.P.

Issuance of Series D Preferred Stock

In June 2015, we issued and sold an aggregate of 471,882,536 shares of our Series D preferred stock at a purchase price of $0.148342 per share for an aggregate purchase price of approximately $70.0 million in cash, including 155,047,120 shares issued to entities affiliated with Fidelity Management & Research Company for an aggregate purchase price of $22,999,999.95.

Issuance of Series C Preferred Stock

In December 2014, February 2015 and May 2015, we issued and sold an aggregate of 255,109,301 shares of our Series C preferred stock at a purchase price of $0.084280 per share for an aggregate purchase price of approximately $21.5 million in cash, including (i) 35,595,633 shares issued to Third Rock Ventures, L.P. for an aggregate purchase price of $2,999,999.95, (ii) 83,056,478 shares issued to Canaan IX L.P. for an aggregate purchase price of $6,999,999.96, (iii) 17,805,079 shares issued to CytomX Therapeutics Holdings, LLC for an aggregate purchase price of $1,500,612.06, (iv) 17,797,816 shares issued to Roche Finance Ltd. for an aggregate purchase price of $1,499,999.93, and (v) 100,854,295 shares issued to Pfizer Inc. for an aggregate purchase price of $8,499,999.98.

Issuance of Series B-1 Preferred Stock

In July, August and October 2012, and January and April 2014, we issued and sold an aggregate of 504,223,689 shares of our Series B-1 preferred stock at a purchase price of $0.048961 per share for an aggregate purchase price of approximately $24.7 million in cash, including (i) 173,607,565 shares issued to Third Rock Ventures, L.P. for an aggregate purchase price of $8,500,000.00, (ii) 224,668,612 shares issued to Canaan IX L.P. for an aggregate purchase price of $10,999,999.92, (iii) 54,375,856 shares issued to CytomX Therapeutics Holdings, LLC for an aggregate purchase price of $2,662,296.31, and (iv) 30,636,628 shares issued to Roche Finance Ltd for an aggregate purchase price of $1,499,999.95.

Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement, dated as of June 12, 2015, that provides holders of our preferred stock, including certain holders of five percent or more of our capital stock and entities affiliated with certain of our directors, with rights of first refusal in favor of the holders of our preferred stock with respect to certain issuances of our capital stock and securities convertible into or exercisable or exchangeable for our capital stock. The rights of first refusal do not include the shares to be sold in this offering and will terminate upon the closing of this offering. The registration rights given to holders of our preferred stock include the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, subject, in each case, to certain exceptions. These holders have waived their rights to include shares in the registration statement of which this prospectus forms a part and to exercise their registration rights during the lock-up period for this offering. See “Description of Capital Stock—Registration Rights” for more information about the registration rights.

Collaboration Agreement

Pfizer is one of our stockholders that owns more than five percent of our capital stock. In May 2013, we entered into a research collaboration, option and license agreement with it, pursuant to which we granted Pfizer the option to collaborate with us on preclinical research of PDCs and certain other rights in exchange for certain fees and royalties on potential future sales. For more information regarding this collaboration agreement, see “Business—Collaborations.”

Consulting Services

Cynthia J. Ladd, our Senior Vice President and General Counsel, provided legal consulting services to us prior to her joining us in June 2015. The fees paid for Ms. Ladd’s services since January 1, 2012 totaled $191,280.

Director and Executive Officer Compensation

See “Executive and Director Compensation” for information regarding compensation of our directors and named executive officers.

Employment Agreements

We generally execute an offer of employment before an executive joins our company. This offer describes the basic terms of the executive’s employment, including his or her start date, starting salary, bonus target and any equity awards. See “Executive and Director Compensation—Employment and Change in Control Arrangements” for more information.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their affiliated venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Notes Receivables

In December 2010, we accepted a full-recourse promissory note in the amount of $180,000 from Sean A. McCarthy, Ph.D. as consideration for the exercise price for options to purchase an aggregate of 10,000,000 shares of the our common stock. The note accrued an interest at a rate of 1.53% per annum and will be due and payable no later than the earliest of (i) December 30, 2018, (ii) the sale or disposition of all or any portion of the pledged shares, or (iii) 30 days following the termination of Dr. McCarthy’s employment.

In December 2010, we accepted a full-recourse promissory note in the amount of $72,347.22 from Henry B. Lowman, Ph.D. as consideration for the exercise price for options to purchase an aggregate of 4,019,290 shares of our common stock. The note accrued interest at a rate of 1.53% per annum and will be due and payable no later than the earliest of (i) December 23, 2017, (ii) the sale or disposition of all or any portion of the pledged shares, or (iii) 30 days following the termination of Dr. Lowman’s employment or consulting services.

Policies and Procedures for Related Party Transactions

We have adopted a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions that is effective upon the completion of this offering. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K promulgated under the Exchange Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had, has or will have a direct or indirect material interest, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. As provided by our audit committee charter to be effective upon consummation of this offering, our audit committee will be responsible for reviewing and approving in advance the related party transactions covered by our related transaction policies and procedures.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information relating to the beneficial ownership of our common stock as of June 30, 2015, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than five percent of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or dispositive power as well as any shares that the individual has the right to acquire within 60 days of June 30, 2015 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and dispositive power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned prior to this offering is computed on the basis of 1,772,717,515 shares of our common stock outstanding as of June 30, 2015, which reflects both the conversion of all of the outstanding shares of our convertible preferred stock into an aggregate of 1,709,453,892 shares of common stock immediately prior to the completion of this offering, as if the conversion had occurred as of June 30, 2015 and the                      for                      reverse stock split. The percentage of shares beneficially owned after this offering is computed on the basis of shares of common stock outstanding immediately after the closing of this offering (assuming no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock). Shares of our common stock that a person has the right to acquire within 60 days of June 30, 2015 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise noted below, the address of the persons listed on the table is c/o CytomX Therapeutics, Inc., 343 Oyster Point Blvd., Suite 100, South San Francisco, CA 94080.

	SHARES OF COMMON STOCK BENEFICIALLY OWNED		PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME AND ADDRESS OF BENEFICIAL OWNER	BEFORE OFFERING	AFTER OFFERING	BEFORE OFFERING	AFTER OFFERING
5% (or Greater) Stockholders

Third Rock Ventures, L.P.(1).	546,206,117		30.8%
Canaan IX L.P.(2)	307,725,090		17.4%
Entities affiliated with Fidelity Management and Research Company(3)	155,047,120		8.8%
CytomX Therapeutics Holdings, LLC(4).	141,930,915		8.0%
Roche Finance Ltd(5).	119,919,911		6.8%
Pfizer Inc.(6)	100,854,295		5.7%

Directors and Named Executive Officers

Sean A. McCarthy, D. Phil.(7)	44,360,106		2.5%
Neil Exter(8)	546,206,117		30.8%
Frederick W. Gluck(9)	13,719,226		*
Hoyoung Huh, M.D., Ph.D.(10)	19,308,916		1.1%
Rachel W. Humphrey, M.D.(11)	3,100,000		*
Elaine V. Jones, Ph.D.(12)	—		—
Timothy M. Shannon, M.D.(13)	307,725,090		17.4%
Henry B. Lowman, Ph.D.(14)	13,257,653		*
All directors and executive officers as a group (11 persons)(15)	947,677,108		51.6%

*	Indicates beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	Consists of (a) 510,610,484 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock and (b) 35,595,633 shares of common stock issuable upon conversion of Series C redeemable convertible preferred stock. All shares are held directly by Third Rock Ventures, L.P. (“TRV LP”). Each of Third Rock Ventures GP, LP (“TRV GP”), the general partner of TRV LP, and Third Rock Ventures GP, LLC (“TRV LLC”), the general partner of TRV GP, and Mark Levin, Kevin Starr and Robert Tepper, the managers of TRV LLC, may be deemed to share voting and investment power over the shares held by TRV LP. Each of the reporting persons disclaims beneficial ownership of such shares, except to the extent of their proportionate pecuniary interest therein, if any. The address of TRV LP is 29 Newbury Street, Suite 401, Boston, MA 02116.
(2)	Consists of (a) 224,668,612 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock and (b) 83,056,478 shares of common stock issuable upon conversion of Series C redeemable convertible preferred stock held by Canaan IX L.P. Canaan Partners IX LLC is the general partner of Canaan IX L.P. and may be deemed to have sole investment and voting power over the shares held by Canaan IX L.P. Brenton K. Ahrens, John V. Balen, Stephen M. Bloch, Daniel T. Ciporin, Wende S. Hutton, Maha S. Ibrahim, Deepak Kamra, Warren Lee and Guy M. Russo are the managing members of Canaan Partners IX LLC. Investment, voting and dispositive decisions with respect to the shares held by Canaan IX L.P. are made by the managers of Canaan Partners IX LLC, collectively. Timothy M. Shannon, M.D. is a non-managing member of Canaan Partners IX LLC, the general partner of Canaan IX L.P., and a member of our board of directors. Neither any manager of Canaan Partners IX LLC nor Dr. Shannon has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by Canaan IX L.P. The address of Canaan IX L.P. is 2765 Sand Hill Road, Menlo Park, CA 94025.
(3)

Consists of (a) 18,110,703 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Select Portfolios: Biotechnology Portfolio, (b) 4,092,403 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Advisory Series VII: Fidelity Advisor Biotechnology Fund, (c) 11,913,390 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Growth

Company Commingled Pool, (d) 13,086,952 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (e) 50,021,735 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (f) 6,646,127 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub, (g) 1,740,428 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Capital Trust: Fidelity Stock Selector Small Cap Fund—Health Care Sub, (h) 162,790 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Blue Chip Growth Commingled Pool, (i) 8,684,393 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (j) 23,852,048 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (k) 254,064 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity OTC Commingled Pool, (l) 15,388,225 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Securities Fund: Fidelity OTC Portfolio, and (m) 1,093,862 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Pyramis Lifecycle Blue Chip Growth Commingled Pool. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The business address of FMR LLC is 245 Summer Street, Boston, MA 02210.
(4)	Consists of (a) 2,085,290 shares of common stock issuable upon conversion of Series A-1 convertible preferred stock, (b) 13,335,277 shares of common stock issuable upon conversion of Series A-2 convertible preferred stock, (c) 54,375,856 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock, (d) 54,329,413 shares of common stock issuable upon conversion of Series B-2 redeemable convertible preferred stock and (e) 17,805,079 shares of common stock issuable upon conversion of Series C redeemable convertible preferred stock. The address of CytomX Therapeutics Holdings, LLC is 1421 State Street, Suite B, Santa Barbara, CA 93101.
(5)	Consists of (a) 102,122,095 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock and (b) 17,797,816 shares of common stock issuable upon conversion of Series C redeemable convertible preferred stock. Roche Finance Ltd exercises voting and investment control over the shares held by it. Roche Finance Ltd is wholly-owned by Roche Holding Ltd. Roche Holding Ltd’s American Depository Receipt is cross-listed on OTCQX International Premier under the symbol RHHBY. Roche Holding Ltd’s non-voting equity securities and its voting shares are both listed on SIX Swiss Exchange. The address of Roche Finance Ltd is Grenzacherstrasse 122, 4070 Basel, Switzerland.
(6)	The business address for Pfizer Inc. is 235 East 42nd Street, New York, NY 10017.
(7)	Consists of (a) 10,000,000 shares of common stock and (b) 34,360,106 shares of common stock issuable upon exercise of stock options that are exercisable as of June 30, 2015 or will become exercisable within 60 days of such date.

(8)	Neil Exter is a partner of Third Rock Ventures. Mr. Exter does not have voting or investment power over any of the shares directly held by TRV LP referenced in footnote (1) above. Mr. Exter’s business address is 29 Newbury Street, 3rd Floor, Boston, MA 02116.
(9)	Consists of (a) 8,680,451 shares of common stock held by Frederick W. Gluck, (b) 201,724 shares of common stock held by the spouse of Frederick W. Gluck and (c) 4,837,051 shares of common stock issuable upon exercise of stock options held by Frederick W. Gluck that are exercisable as of June 30, 2015 or will become exercisable within 60 days of such date. Excludes (i) 20,892,533 membership units in CytomX Therapeutics Holdings, LLC held by Frederick W. Gluck 1997 Family Trust dtd July 28, 1997, of which Frederick W. Gluck is a trustee, and (ii) 1,077,950 membership units in CytomX Therapeutics Holdings, LLC held by Richlin Partners, LLC, an entity owned of record by the spouse of Frederick W. Gluck. The address of Mr. Gluck is 743 San Ysidro Road, Santa Barbara, CA 93108.
(10)	Consists of 19,308,916 shares of common stock issuable upon exercise of stock options that are exercisable as of June 30, 2015 or will become exercisable within 60 days of such date.
(11)	Consists of 3,100,000 shares of common stock issuable upon exercise of stock options that are exercisable as of June 30, 2015 or will become exercisable within 60 days of such date.
(12)	The business address for Elaine V. Jones, Ph.D. is 235 East 42nd Street, New York, NY 10017.
(13)	Timothy M. Shannon, M.D. is a non-managing member of Canaan Partners IX LLC, the general partner of Canaan IX L.P. Dr. Shannon does not have voting or investment power over any of the shares directly held by Canaan IX L.P. referenced in footnote (2) above. Dr. Shannon’s business address is 285 Riverside Avenue, Suite 250, Westport, CT 06880.
(14)	Consists of (a) 6,887,998 shares of common stock and (b) 6,369,655 shares of common stock issuable upon exercise of stock options that are exercisable as of June 30, 2015 or will become exercisable within 60 days of such date. Henry B. Lowman, Ph.D. served as our chief scientific officer through September 30, 2014 and served as consultant chief scientific officer through December 31, 2014.
(15)	Consists of (a) 93,745,901 shares of common stock held by our directors, four current executive officers and one former executive officer and issuable upon exercise of their stock options that are exercisable as of June 30, 2015 or will become exercisable within 60 days of such date and (b) 853,931,207 shares of common stock issuable upon conversion of preferred stock held by entities affiliated with certain of our directors.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.00001 per              share, and shares of preferred stock, par value $0.00001 per share.

As of June 30, 2015, we had outstanding 1,772,717,515 shares of our common stock held of record by 76 stockholders, assuming the conversion of all of our shares of convertible preferred stock into shares of our common stock. Based on the number of shares of common stock outstanding as of June 30, 2015, and assuming the conversion of all outstanding shares of our convertible preferred stock, there will be              shares of common stock outstanding upon the closing of this offering (              shares if the underwriters exercise in full their option to purchase additional shares of common stock).

As of June 30, 2015, there were 215,323,659 shares of common stock subject to outstanding stock options.

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, and to the applicable provisions of the Delaware General Corporation Law, as amended. Copies of our amended and restated certificate of incorporation and amended and restated bylaws are filed as exhibits to the registration statement, of which this prospectus forms a part. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. In the election of directors, a plurality of the votes cast at a meeting of stockholders is sufficient to elect a director. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In all other matters, except as noted below under “Anti-takeover effects of Delaware law, our certificate of incorporation and our bylaws,” a majority vote of common stockholders is generally required to take action under our certificate of incorporation and bylaws.

Dividends

Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding.

Liquidation

Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding.

Other Rights and Preferences

Holders of our common stock have no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of June 30, 2015, there were 2,085,290 shares of our Series A-1 convertible preferred stock, 13,335,277 shares of our Series A-2 convertible preferred stock, 912,712,075 shares of our Series B-1 redeemable convertible preferred stock, 54,329,413 shares of our Series B-2 redeemable convertible preferred stock, 255,109,301 shares of our Series C redeemable convertible preferred stock and 471,882,536 shares of our Series D redeemable convertible preferred stock outstanding, as well as 5,141,847 shares of our Series B-1 redeemable convertible preferred stock issuable upon exercise of outstanding warrants. Upon the closing of this offering, all outstanding shares of our convertible preferred stock, including any shares of convertible preferred stock issuable upon conversion of our outstanding warrants, will be converted into shares of our common stock on a one-for-one basis.

Upon the closing of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of                      shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying or preventing a change in control of our company and might harm the market price of our common stock. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

We are party to an amended and restated investors’ rights agreement, dated as of June 12, 2015, pursuant to which certain of our stockholders, including certain holders of five percent or more of our capital stock and entities affiliated with certain of our directors, have the right to demand that we file a registration statement for their shares of our common stock or request that their shares of our common stock be covered by a registration statement that we are otherwise filing, including, in each case, shares of our common stock that were issued upon conversion of convertible preferred stock. These shares are referred to as registrable securities. Such stockholders have agreed not to exercise their registration rights during the lock-up period for this offering. See “Shares Eligible for Future Sale—Lock-up agreements.”

Demand Registration Rights

At any time after 180 days following the completion of this offering, the holders of at least a majority of the registrable securities have the right to demand that we file, on no more than two occasions, a registration statement on Form S-1 to register all or a portion of their registrable securities, provided that the anticipated aggregate offering price of the registrable securities to be sold under the registration statement on Form S-1 exceeds $30 million, net of underwriting discounts and commissions.

Form S-3 Registration Rights

After the closing of this offering, the holders of at least ten percent of the registrable securities have the right to demand that we file an unlimited number of registration statements on Form S-3 provided that the anticipated aggregate offering price of the registrable securities to be sold under the registration statement on Form S-3 exceeds $5 million, net of underwriting discounts and commissions.

Piggyback Registration Rights

If we propose to register any of our securities under the Securities Act for sale to the public, other than with respect to (i) any employee benefit plan, (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act, any registration statements related to the issuance or resale of securities issued in such a transaction, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities, or (iv) a registration related to stock issued upon conversion of debt securities, the holders of registrable securities are entitled to receive notice of such registration and to request that we include their registrable securities for resale in the registration statement. The underwriters of the offering will have the right to limit the number of shares to be included in such registration. In connection with this offering, the holders of registrable securities were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering.

Expenses of Registration; Indemnification

We are generally required to bear all registration expenses incurred in connection with any offerings pursuant to the demand, Form S-3 and piggyback registration rights described above, other than underwriting commissions and discounts. The amended and restated investors’ rights agreement contains customary indemnification provisions with respect to registration rights.

Termination of Registration Rights

The demand, Form S-3 and piggyback registration rights described above will terminate five years after the closing of this offering. In addition, the registration rights of a holder of registrable securities will expire if all of the holder’s registrable securities may be sold without limitation (and without the requirement for us to be in compliance with the current public information requirement) under Rule 144 of the Securities Act.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation and bylaws will include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Removal of Directors

Our certificate of incorporation and bylaws will provide that subject to any limitations imposed by law and the rights of the holders of any series of our preferred stock, the board of directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of voting stock of our company entitled to vote at an election of directors.

Meetings of Stockholders

Our bylaws will provide that special meetings of stockholders, which our company is not obligated to call more than once per calendar year, may only be called by the chairman of our board of directors, our chief executive officer, any two members of our board of directors or one or more stockholders holding not less than twenty-five percent of the aggregate voting power of the stock of our company issued and outstanding.

Amendment to Certificate of Incorporation and Bylaws

Our bylaws will provide that the affirmative votes of the holders of at least a majority of the voting power of all shares of our voting stock present in person or represented by proxy and entitled to vote at a meeting of the stockholders, or, if not at a meeting of the stockholders, of a majority of all shares entitled to vote, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of our board of directors, removal of directors, special meeting of stockholders and actions by written consent. The affirmative votes of the holders of at least a majority of the voting power of all of the then-outstanding shares of our voting stock will be required to amend or repeal our bylaws. In addition, our bylaws may be amended by our board of directors, subject to any limitations set forth in the bylaws.

Blank Check Preferred Stock

Our certificate of incorporation will provide for              authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

Upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15 percent or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Listing

We intend to apply to list our common stock on The NASDAQ Global Market under the trading symbol “CTMX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     . The transfer agent and registrar’s address is                     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial numbers of shares of our common stock, including shares issued upon exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital at a time and price we deem appropriate. As described below, substantially all of our stockholders will not be subject to lock-up agreements in connection with this offering. As a result, the only limitations on the salability of these shares will be due to restrictions imposed by Rules 144 or 701 under the Securities Act and a significant number of shares of our common stock will be available for sale in the public market immediately after the completion of this offering.

Sale of Restricted Shares

As of                     , 2015, based on the number of shares of our common stock then outstanding, upon the closing of this offering and assuming (1) the conversion of all of our outstanding convertible preferred stock into an aggregate of                      shares of our common stock upon the closing of this offering, (2) the net exercise of all outstanding warrants to purchase convertible preferred stock resulting in the issuance of an aggregate of                      shares of our common stock upon the closing of this offering, (3) no exercise of the underwriters’ option to purchase additional shares of common stock, and (4) no exercise of outstanding options, we would have had outstanding an aggregate of approximately                      shares of common stock. Of these shares, all of the shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares will be freely tradable in the public market without restriction or further registration under the Securities Act unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on              shares of our common stock outstanding as of                     , 2015 assuming the conversion of our preferred stock, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

•	beginning on the date of this prospectus, approximately shares of our common stock, or percent of such total outstanding shares of our common stock as of , 2015, will be immediately available for sale in the public market;

•	beginning 90 days after the date of this prospectus, an additional approximately shares of our common stock, or percent of such total outstanding shares of our common stock as of , 2015, will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144 as described below; and

•	beginning 180 days after the date of this prospectus, the remainder of the shares of our common stock will be eligible for sale in the public market due to the expiration of the lock-up agreements between our executive officers and the underwriters, provided that the representatives of the underwriters may waive the provisions of these lock-up agreements and allow these stockholders to sell their shares earlier.

Rule 144

In general, under Rule 144 under the Securities Act, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through                      during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general and subject to the terms of the lock-up agreements, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Lock-Up Agreements

We, our directors and executive officers, and substantially all of our stockholders have agreed with the underwriters, subject to specified exceptions, not to, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Merrill, Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC. This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. Merrill, Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering, providing consent to the sale of shares prior to the expiration of the lock-up period. We have entered into a similar agreement with the representatives of the underwriters, except that we may be permitted to issue shares of our common stock for certain strategic purposes.

Performance Incentive Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options under our 2010 Stock Incentive Plan and our 2011 Stock Incentive Plan, as well as shares reserved for issuance under our 2015 Performance Incentive Plan and our 2015 Employee Stock Purchase Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by non-U.S. holders (as defined below) who purchase our common stock in this offering and hold such common stock as capital assets (generally, property held for investment). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations promulgated thereunder, judicial decisions and rulings and pronouncements of the U.S. Internal Revenue Service (the “IRS”) all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, retirement plans, partnerships or entities treated as such for U.S. federal income tax purposes and their partners, dealers in securities, brokers, certain former U.S. citizens or long-term residents or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the state, local or foreign tax or U.S. federal non-income or estate tax consequences relating to the ownership and disposition of our common stock. You are urged to consult your own tax advisor regarding the U.S. federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States;

•	corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia or otherwise treated as such for U.S. federal income tax purposes;

•	an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

•	a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all its substantial decisions or (b) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

An individual may be treated as a resident of the United States, among other ways, if present in the United States on at least 31 days in a calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year (counting for such purposes all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner of a partnership holding our common stock, we urge you to consult your own tax advisor.

Dividends

We do not anticipate paying dividends on our common stock in the foreseeable future. See the section titled “Dividend Policy” elsewhere in this prospectus. If we make a distribution of cash or property, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Dividends paid by us to a non-U.S. holder, to the extent treated as dividends for U.S. federal income tax purposes, generally will be subject to U.S. federal withholding tax at a 30 percent rate, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder provides us with an IRS Form W-8BEN (or successor form) properly certifying its entitlement to the benefit of such treaty or (ii) the dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. and, where a tax treaty so provides, the dividends are attributable to a U.S. permanent establishment of such non-U.S. holder, and the non-U.S. holder provides us with an IRS Form W-8ECI (or successor form). In the latter case, a non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. person, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax on its after-tax effectively connected dividend income at a rate of 30 percent (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-U.S. holder is an individual present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the U.S. and, where a tax treaty so provides, the gain is attributable to a U.S. permanent establishment of such non-U.S. holder or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock and either (a) our common stock has ceased to be traded on an “established securities market” prior to the beginning of the calendar year in which the sale, exchange or other disposition occurs or (b) the non-U.S. holder owns (actually or constructively) more than five percent of our common stock. We believe that we are not a U.S. real property holding corporation, and we do not anticipate becoming a U.S. real property holding corporation.

A non-U.S. holder described in (i) above will be required to pay a flat 30 percent tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale, which tax may be offset by U.S. source capital losses. A non-U.S. holder described in (ii) above will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in (ii) may be subject to the branch profits tax on such gain at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information reporting and backup withholding (at the then applicable rate) may apply to certain payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are satisfied. Pursuant to applicable income tax treaties or other agreements, the IRS may also make these information reports available to tax authorities in the non-U.S. holder’s country of residence. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will generally be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS and other applicable requirements are satisfied

FATCA Withholding

The Foreign Account Tax Compliance Act (“FATCA”) will impose a U.S. federal withholding tax of 30 percent on certain payments to foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. securityholders and/or U.S. accountholders. Such payments would include our dividends and the gross proceeds from the sale or other disposition of our common stock. Under Treasury Regulations, this withholding applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from a sale or other disposition of our common stock made on or after January 1, 2017. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and foreign tax consequences of acquiring, holding and disposing of our common stock, including the consequences of any proposed change in applicable law.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies LLC and Cowen and Company, LLC (together, the “representatives”) are acting as representatives of each of the underwriters named below (collectively, the “underwriters”). Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies LLC
Cowen and Company, LLC
Oppenheimer & Co. Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of our common stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if sold to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the Company	$	$	$

We estimate that the total amount of the expenses payable by us relating to this offering, not including the underwriting discount, are $        . We have agreed to reimburse the underwriters for certain expenses (including fees of counsel and FINRA-related matters) incurred in connection with this offering up to a maximum of $                    .

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares of our common stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	dispose of or transfer any common stock;

•	file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The NASDAQ Global Market Listing

We expect the shares to be approved for listing on The NASDAQ Global Market, subject to notice of issuance, under the symbol “CTMX.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt

Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in

Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed on for us by our counsel, Sidley Austin LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The financial statements as of December 31, 2013 and 2014, and for each of the two years in the period ended December 31, 2014, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to the registration of the common stock offered for sale by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. You may also request copies of these filings, at no cost, by telephone at (650) 515-3185 or by mail to 343 Oyster Point Blvd., Suite 100, South San Francisco, CA 94080, Attention: Chief Financial Officer.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, we will file periodic reports and other information with the SEC. These periodic reports and other information are available for inspection and copying at the regional offices, public reference facilities and website of the SEC referred to above. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered accounting firm. We also maintain a website at www.cytomx.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

CYTOMX THERAPEUTICS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of CytomX Therapeutics, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, of redeemable convertible preferred stock, of convertible preferred stock and stockholders’ deficit, and of cash flows present fairly, in all material respects, the financial position of CytomX Therapeutics, Inc. at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

July 24, 2015

CYTOMX THERAPEUTICS, INC.

Balance Sheets

(In thousands, except share and per share data)

	December 31,		March 31, 2015	Pro Forma as of March 31, 2015
	2013	2014
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,703	$64,396	$7,819
Restricted cash	100	100	100
Short-term investments	—	—	51,654
Accounts receivable	237	1,875	210
Prepaid expenses and other current assets	226	482	890

Total current assets	9,266	66,853	60,673
Property and equipment, net	2,070	3,018	3,400
Intangible assets	1,750	1,750	1,750
Goodwill	949	949	949
Other assets	148	492	470

Total assets	$14,183	$73,062	$67,242

Liabilities, Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$930	$1,919	$1,486
Accrued liabilities	1,127	1,695	1,513
Deferred revenue, current portion	857	6,130	6,130
Long-term debt, current portion	1,258	1,419	1,360

Total current liabilities	4,172	11,163	10,489
Long-term debt, net of current portion	2,945	1,568	1,284
Deferred revenue, net of current portion	4,643	60,833	59,301
Convertible preferred stock warrant liability	144	186	408	$
Convertible preferred stock liability	1,290	395	1,426
Deferred tax liability	491	499	499
Other long-term liabilities	59	249	239

Total liabilities	13,744	74,893	73,646

Commitments and contingencies (Note 11)
Redeemable convertible preferred stock, $0.00001 par value—995,783,023, 1,370,793,023 and 1,370,793,023 (unaudited) shares authorized at December 31, 2013 and 2014 and March 31, 2015, respectively; 755,679,623, 1,162,817,471 and 1,180,622,550 (unaudited) shares issued and outstanding at December 31, 2013 and 2014 and March 31, 2015, respectively; aggregate liquidation preference of $74,143 and $76,904 (unaudited) at December 31, 2014 and March 31, 2015, respectively; shares issued and outstanding, pro forma (unaudited)	44,244	76,236	79,143
Convertible preferred stock, $0.00001 par value—15,420,567 shares authorized at December 31, 2013 and 2014 and March 31, 2015 (unaudited), respectively; 15,420,567 shares issued and outstanding at December 31, 2013 and 2014 and March 31, 2015 (unaudited), respectively; aggregate liquidation preference of $2,589 and $2,589 (unaudited) at December 31, 2014 and March 31, 2015, respectively; shares issued and outstanding, pro forma (unaudited)	474	474	474
Stockholders’ (deficit) equity:
Common stock, $0.00001 par value—1,250,000,000, 1,800,000,000 and 1,800,000,000 (unaudited) shares authorized at December 31, 2013 and 2014 and March 31, 2015, respectively; 62,401,314, 62,779,765 and 62,779,765 (unaudited) shares issued and outstanding at December 31, 2013 and 2014 and March 31, 2015, respectively; shares issued and outstanding, pro forma (unaudited)	1	1	1
Stockholder notes receivable	(399)	(404)	(406)
Additional paid-in capital	—	—	—
Accumulated other comprehensive loss	—	—	(10)
Accumulated deficit	(43,881)	(78,138)	(85,606)

Total stockholders’ (deficit) equity	(44,279)	(78,541)	(86,021)	$

Total liabilities, redeemable convertible preferred stock, convertible preferred stock and stockholders’ deficit	$14,183	$73,062	$67,242

The accompanying notes are an integral part of these financial statements.

CYTOMX THERAPEUTICS, INC.

Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2013	2014		2014	2015
				(unaudited)
Revenue	$888		$5,077	$635		$1,742
Operating expenses:
Research and development	10,890		28,302	16,041		4,664
General and administrative	4,954		6,540	1,441		1,946

Total operating expenses	15,844		34,842	17,482		6,610

Loss from operations	(14,956)		(29,765)	(16,847)		(4,868)
Interest income	6		7	1		138
Interest expense	(254)		(487)	(134)		(230)
Other income (expense), net	71		(55)	(24)		(1,251)

Net loss before provision for income taxes	(15,133)		(30,300)	(17,004)		(6,211)
Provision for income taxes	10		10	—		—

Net loss	(15,143)		(30,310)	(17,004)		(6,211)
Accretion to redemption value and cumulative dividends on preferred stock	(3,751)		(4,566)	(1,051)		(1,432)

Net loss attributable to common stockholders	(18,894)		(34,876)	(18,055)		(7,643)

Net loss per share attributable to common stockholders, basic and diluted	$(0.39)		$(0.56)	$(0.29)		$(0.12)

Shares used to compute net loss per share attributable to common stockholders, basic and diluted	48,653,814		62,332,585	62,273,240		62,779,765

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$			$

Shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)

Other comprehensive loss:
Changes in unrealized losses on short-term investments	—		—	—		(10)

Total other comprehensive loss	—		—	—		(10)

Comprehensive loss	$(15,143)		$(30,310)	$(17,004)		$(6,221)

The accompanying notes are an integral part of these financial statements.

CYTOMX THERAPEUTICS, INC.

Statements of Redeemable Convertible Preferred Stock,

Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share data)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Stockholder Notes	Additional Paid-In Capital	Accumulated Other Comprehen- sive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2012	755,679,623	$40,493	15,420,567	$474	49,138,651	$—	$(393)	$—	$—	$(25,652)	$(26,045)
Common stock issued in connection with a license agreement	—	—	—	—	9,911,450	1	—	198	—	—	199
Exercise of stock options	—	—	—	—	3,351,213	—	—	60	—	—	60
Interest on stockholder notes	—	—	—	—	—	—	(6)	—	—	—	(6)
Vesting of early exercise stock options	—	—	—	—	—	—	—	64	—	—	64
Stock-based compensation	—	—	—	—	—	—	—	343	—	—	343
Accretion to redemption value and cumulative dividends on preferred stock	—	3,751	—	—	—	—	—	(665)	—	(3,086)	(3,751)
Net loss	—	—	—	—	—	—	—	—	—	(15,143)	(15,143)

Balance at December 31, 2013	755,679,623	44,244	15,420,567	474	62,401,314	1	(399)	—	—	(43,881)	(44,279)
Issuance of Series B-1 redeemable convertible preferred stock for cash and value of convertible preferred stock liability of $1,303, net of issuance costs of $33	211,361,865	11,618	—	—	—	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $298 and preferred stock liability of $395	195,775,983	15,808	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	378,451	—	—	8	—	—	8
Interest on stockholder notes	—	—	—	—	—	—	(5)	—	—	—	(5)
Vesting of early exercise stock options	—	—	—	—	—	—	—	58	—	—	58
Stock-based compensation	—	—	—	—	—	—	—	553	—	—	553
Accretion to redemption value and cumulative dividends on preferred stock	—	4,566	—	—	—	—	—	(619)	—	(3,947)	(4,566)
Net loss	—	—	—	—	—	—	—	—	—	(30,310)	(30,310)

Balance at December 31, 2014	1,162,817,471	76,236	15,420,567	474	62,779,765	1	(404)	—	—	(78,138)	(78,541)
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $25 (unaudited)	17,805,079	1,475	—	—	—	—	—	—	—	—	—
Exercise of stock options (unaudited)	—	—	—	—	—	—	—	—	—	—	—
Interest on stockholder notes (unaudited)	—	—	—	—	—	—	(2)	—	—	—	(2)
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	175	—	—	175
Accretion to redemption value and cumulative dividends on preferred stock (unaudited)	—	1,432	—	—	—	—	—	(175)	—	(1,257)	(1,432)
Other comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	(10)	—	(10)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	(6,211)	(6,211)

Balance at March 31, 2015 (unaudited)	1,180,622,550	$79,143	15,420,567	$474	62,779,765	$1	$(406)	$—	$(10)	$(85,606)	$(86,021)

The accompanying notes are an integral part of these financial statements.

CYTOMX THERAPEUTICS, INC.

Statements of Cash Flows

(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Cash flows from operating activities
Net loss	$(15,143)	$(30,310)	$(17,004)	$(6,211)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	655	783	175	268
Amortization of debt discount	12	40	10	13
Accretion of marketable securities	—	—	—	124
Issuance of common stock in connection with a license agreement	198	—	—	—
Stock-based compensation expense	343	553	111	175
Change in fair value of convertible preferred stock liability	(110)	13	13	1,031
Change in fair value of convertible preferred stock warrant liability	43	42	11	222
Deferred income taxes	10	8	(1)	—
Loss on disposal of fixed assets	26	—	—	—
Changes in operating assets and liabilities
Accounts receivable	(237)	(1,638)	(184)	1,665
Prepaid expenses and other current assets	(88)	(261)	(209)	(410)
Other assets	(78)	(344)	(389)	22
Accounts payable	366	660	(132)	(567)
Accrued liabilities	495	793	(306)	(169)
Deferred revenue	5,500	61,463	13,025	(1,532)

Net cash (used in) provided by operating activities	(8,008)	31,802	(4,880)	(5,369)

Cash flows from investing activities
Purchases of property and equipment	(732)	(1,663)	(246)	(255)
Purchases of short-term investments	—	—	—	(51,788)

Net cash used in investing activities	(732)	(1,663)	(246)	(52,043)

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	26,802	8,393	1,191
Proceeds from exercise of stock options	62	8	—	—
Proceeds from issuance of notes payable	3,359	—	—	—
Repayments of notes payable	(724)	(1,256)	(258)	(356)

Net cash provided by financing activities	2,697	25,554	8,135	835

Net (decrease) increase in cash and cash equivalents	(6,043)	55,693	3,009	(56,577)
Cash and cash equivalents, beginning of period	14,746	8,703	8,703	64,396

Cash and cash equivalents, end of period	$8,703	$64,396	$11,712	$7,819

Supplemental disclosures of cash flow information:
Cash paid for interest	$228	$403	$94	$84

Supplemental disclosure of noncash investing and financing items:
Purchases of property and equipment in accounts payable and accrued liabilities	—	68	—	463
Accretion to redemption value and cumulative dividends on preferred stock	3,751	4,566	1,051	1,432
Convertible preferred stock liability recorded in connection with redeemable convertible preferred stock, net	—	908	1,303	—
Issuance costs in accounts payable and accrued liabilities	—	284	—	—
Convertible preferred stock warrants issued in connection with debt	82	—	—	—
Common stock issued in connection with a license agreement	198	—	—	—

The accompanying notes are an integral part of these financial statements.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements

1. Description of Business (conform to Business section)

CytomX Therapeutics, Inc. (the “Company”) is an oncology-based biopharmaceutical company focused on developing Probody therapeutics for the treatment of cancer. Probodies are masked antibodies that remain inert in healthy tissue but are activated specifically in the disease microenvironment. The Company is located in South San Francisco, California and was incorporated in the state of Delaware in September 2010.

2. Liquidity

The accompanying financial statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities in the normal course of business. Since inception, the Company has incurred recurring net operating losses. As of December 31, 2014 and March 31, 2015 the Company had an accumulated deficit of $78.1 million and $85.6 million (unaudited), respectively, and expects to incur losses for the next several years. Since its inception, the Company has funded its operations primarily with the net proceeds from private placements of convertible preferred stock and proceeds from borrowings. As of December 31, 2014 and March 31, 2015, the Company had cash, cash equivalents and short-term investments of $64.4 million and $59.5 million (unaudited), respectively. In May and June 2015, the Company received aggregate proceeds of $73.5 million (unaudited) from the issuance of its Series C and Series D redeemable convertible preferred stock (Note 20).

3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s functional and reporting currency is the U.S. dollar.

Unaudited Interim Consolidated Financial Information

The balance sheet as of March 31, 2015 and the statements of operations and comprehensive loss and cash flows for the three months ended March 31, 2014 and 2015 and the statement of redeemable convertible preferred stock, convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2015 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of March 31, 2015 and its results of operations and cash flows for the three months ended March 31, 2014 and 2015. The financial data and the other financial information disclosed in these notes to the financial statements related to the three-month periods are also unaudited. The results of operations for the three months ended March 31, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015 or for any other future annual or interim period.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information as of March 31, 2015 is presented as though all of the Company’s outstanding shares of redeemable convertible preferred stock and convertible preferred stock have converted and the convertible preferred stock warrants have been net exercised into shares of common stock upon the completion of an initial public offering (“IPO”) of the Company’s common stock. In addition, the

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

pro forma balance sheet information assumes the reclassification of the convertible preferred stock liability to stockholders’ equity. The unaudited pro forma stockholders’ equity does not assume any proceeds from the proposed IPO.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company is subject to a number of risks similar to other biopharmaceutical companies in the early stage, including, but not limited to, the need to obtain adequate additional funding, possible failure of preclinical testing or clinical trials, the need to obtain marketing approval for its product candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of the Company’s products, and protection of proprietary technology. If the Company does not successfully obtain regulatory approval, commercialize or partner any of its product candidates, it will be unable to generate revenue from product sales or achieve profitability.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short term investments and accounts receivable. Substantially all the Company’s cash and cash equivalents are held by one financial institution that management believes is of high credit quality. Such deposits may, at times, exceed federally insured limits.

Customers who represent 10% of more of the Company’s total revenue or net accounts receivable balance at each respective balance sheet date are as follows:

	Revenue		Accounts Receivable, net
	Customer A	Customer B	Customer A	Customer B
Year ended December 31,
2013	100%	*	100%	*
2014	46%	54%	92%	*

Three months ended March 31,
2014 (unaudited)	100%	*	100%	*
2015 (unaudited)	20%	80%	31%	69%

*	Less than 10%.

All of the Company’s customers are located in the United States of America.

Segments

Management has determined that it has one business activity and operates as one operating segment as it only reports financial information on an aggregate basis to its Chief Executive Officer, who is the Company’s chief operating decision maker. All long-lived assets are maintained in the United States of America.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less at the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash represents amounts related to the security deposit for the Company’s credit card accounts.

Short-term Investments

All investments have been classified as “available-for-sale” and are carried at estimated fair value as determined based upon quoted market prices or pricing models for similar securities. Unrealized gains and losses, if any, are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss). Realized gains and losses and declines in fair value judged to be other than temporary, if any, on available-for-sale securities are included in other income (expense), net. The Company did not identify any of its short-term investments as other-than-temporarily impaired as of March 31, 2015. The Company did not have any investments as of December 31, 2013 or 2014.

Property and Equipment, net

Property and equipment are recorded at cost net of accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. The useful lives of property and equipment are as follows:

Machinery and equipment	5 years
Computer equipment and software	3 years
Furniture and fixtures	3 years
Leasehold improvements	Shorter of remaining lease term or estimated life of the assets

Certain of the Company’s assets have been collateralized pursuant to a Master Loan and Security Agreement (Note 10).

Maintenance and repairs that do not extend the life or improve the asset are expensed when incurred.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price paid over the fair value of tangible and identifiable intangible net assets acquired in business combinations. Goodwill and other intangible assets with indefinite lives are not amortized, but are assigned to reporting units and tested for impairment annually, or whenever there is an impairment indicator. Intangible assets are comprised of in-process research and development (“IPR&D”). The Company assesses impairment indicators annually or more frequently, if a change in circumstances or the occurrence of events suggests the remaining value may not be recoverable. Intangible assets that are not deemed to have an indefinite life are amortized over their estimated useful lives. There was no impairment of goodwill or intangible assets identified during the years ended December 31, 2013 and 2014 and three months ended March 31, 2015 (unaudited).

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable and prior to any goodwill impairment test. An impairment loss is recognized when the total of estimated undiscounted future cash flows expected to result from the use of the asset (or asset group) and its eventual disposition is less than its carrying amount. Impairment, if any, would be assessed using discounted cash flows or other appropriate measures of fair value. There was no impairment of long-lived assets during the periods presented in these financial statements.

Convertible Preferred Stock Warrant Liability

Freestanding warrants for shares that are contingently redeemable are classified as liabilities on the balance sheet at their estimated fair value because the shares underlying the warrants may obligate the Company to transfer assets to the holders at a future date under certain circumstances such as a deemed liquidation event. The warrants are subject to re-measurement at each balance sheet date and the change in fair value, if any, is included in other income (expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of (i) exercise or expiration of the warrants, (ii) conversion of the convertible preferred stock warrants into equity classified common stock warrants or (iii) the completion of an IPO, at which time all convertible preferred stock warrants will be net exercised into shares of common stock and the related convertible preferred stock warrant liability will be reclassified to additional paid-in capital.

Convertible Preferred Stock Liability

The obligation to issue additional shares of Series B-1 and Series C redeemable convertible preferred stock at a future date was determined to be a freestanding instrument that should be accounted for as a liability. At initial recognition, the Company recorded the convertible preferred stock liability on the balance sheets at its estimated fair value. The liability is subject to remeasurement at each balance sheet date, with changes in fair value recognized as a component of other income (expense), net. At the time of each funding, the Company remeasures the liability, with the change in fair value recognized as a component of other income (expense), net and then reclassifies the final value associated with the convertible preferred stock liability to the applicable series of redeemable convertible preferred stock.

Comprehensive Loss

Comprehensive loss represents all changes in stockholders’ deficit except those resulting from distributions to stockholders. The Company’s unrealized losses on short-term investments represent the only component of other comprehensive loss that is excluded from the reported net loss.

Revenue Recognition

The Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; transfer of technology has been completed or services have been rendered; the price to the customer is fixed or determinable and collectability is reasonably assured.

The Company’s revenues are primarily derived through its license, research, development and commercialization agreements. The terms of these types of agreements may include (i) licenses to the

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

Company’s technology, (ii) research and development services, and (ii) services or obligations in connection with participation in research or steering committees. Payments to the Company under these arrangements typically include one or more of the following: nonrefundable upfront and license fees, research funding, milestone and other contingent payments to the Company for the achievement of defined collaboration objectives and certain preclinical, clinical, regulatory and sales-based events, as well as royalties on sales of any commercialized products.

In arrangements involving the delivery of more than one element, each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting. The determination is based on whether the deliverable has “standalone value” to the customer. If a deliverable does not qualify as a separate unit of accounting, it is combined with the other applicable undelivered item(s) within the arrangement and these combined deliverables are treated as a single unit of accounting.

The arrangement’s consideration that is fixed or determinable is allocated to each separate unit of accounting based on the relative selling price methodology in accordance with the selling price hierarchy, which includes vendor-specific objective evidence (“VSOE”) of selling price, if available, or third party evidence of selling price if VSOE is not available, or the best estimate of selling price, if neither VSOE nor third party evidence is available.

Payments or reimbursements for the Company’s research and development efforts for the arrangements where such efforts are considered as deliverables are recognized as the services are performed and are presented on a gross basis. When upfront payments are received and if there is no discernible pattern of performance and/or objectively measurable performance measures do not exist, the Company recognizes revenue ratably over the associated period of performance.

The Company’s collaboration and license agreements may include contingent payments related to specified research, development and regulatory milestones and sales-based milestones. Such payments are typically payable under the collaborations when the collaboration partner claims or selects a target, or initiates or advances a covered product candidate in preclinical or clinical development, upon submission for marketing approval of a covered product with regulatory authorities, upon receipt of actual marketing approvals of a covered product or for additional indications, or upon the first commercial sale of a covered product. Sales-based milestones are typically payable when annual sales of a covered product reach specified levels. Each contingent and milestone payment is evaluated to determine whether it is substantive and at risk to both parties. The Company recognizes any payment that is contingent upon the achievement of a substantive milestone entirely in the period in which the milestone is achieved. Any payments that are contingent upon achievement of a non-substantive milestone are recognized as revenue prospectively, when such payments become due and collectible, over the remaining expected performance period under the arrangement, which is generally the remaining period over which the research and development services are expected to be provided.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, payroll taxes, employee benefits, materials, supplies, depreciation on and maintenance of research equipment, the cost of services provided by outside contractors, and the allocated portions of facility costs, such as rent, utilities, insurance, repairs and maintenance, depreciation, and general support services. All costs associated with research and development are expensed as incurred.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

Stock-Based Compensation

The Company measures its stock-based awards made to employees based on the estimated fair values of the awards as of the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized over the requisite service period using the straight-line method and is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. As such, the Company’s stock-based compensation is reduced for the estimated forfeitures at the date of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

Stock-based compensation expense for options granted to non-employees as consideration for services received is measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, using the Black-Scholes option-pricing model, whichever can be more reliably measured. Compensation expense for options granted to non-employees is periodically remeasured as the underlying options vest.

Income Taxes

The Company accounts for income taxes under the liability method which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of the Company’s assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

The Company recognizes benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on their technical merits, as the largest amount of benefit that is more likely than not to be realized upon the ultimate settlement. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration of potentially dilutive securities. Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since the effect of potentially dilutive securities is anti-dilutive.

Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

In contemplation of an IPO, the Company has presented the unaudited pro forma basic and diluted net loss per share attributable to common stockholders, which has been computed to give effect to the conversion of the redeemable convertible preferred stock and convertible preferred stock into shares of common stock and the net exercise of the preferred stock warrants as of the beginning of the respective period or the date of issuance, if later. In addition, the numerator in the pro forma basic and diluted net loss per common share calculation has been adjusted to remove gains or losses resulting from the remeasurement of the convertible preferred stock warrant liability as the warrants will be net exercised into common stock and the related convertible preferred stock warrant liability will be reclassified to additional paid-in capital upon the completion of an IPO of the Company’s common stock.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard will be effective for the Company on January 1, 2018, which is the effective date for public companies. Early application is permitted as of January 1, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard update provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new guidance is effective for all annual and interim periods ending after December 15, 2016. The Company does not believe that adopting ASU 2014-15 will have a material impact on its financial statements.

4. Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

•	Level I: Inputs which include quoted prices in active markets for identical assets and liabilities.

•	Level II: Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level III: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of the Company’s financial instruments, including restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their relatively short maturities. Based on the borrowing rates available to the Company for debt with similar terms and consideration of default and credit risk using Level II inputs, the carrying value of the Company’s long-term debt as of December 31, 2014 and March 31, 2015 approximates its fair value. The Company’s financial instruments consist of Level I and II assets and Level III liabilities. Level I assets consist primarily of highly liquid money market funds that are included in restricted cash. The Company’s Level II assets include U.S. government securities that are included in cash equivalents and short-term investments. The Company’s Level III liabilities include the convertible preferred stock warrant liability and the convertible preferred stock liability. The determination of the fair value

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

of the convertible preferred stock warrant liability is discussed in Note 10. The determination of the fair value of the convertible preferred stock liability is discussed in Note 12.

The following tables set forth the fair value of the Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used in such measurements (in thousands):

	December 31, 2013
	Level I	Level II	Level III	Total
Assets
Money market funds	$100	$—	$—	$100

	$100	$—	$—	$100

Liabilities
Convertible preferred stock warrant liability	$—	$—	$144	$144
Convertible preferred stock liability	—	—	1,290	1,290

	$—	$—	$1,434	$1,434

	December 31, 2014
	Level I	Level II	Level III	Total
Assets
Money market funds	$100	$—	$—	$100

	$100	$—	$—	$100

Liabilities
Convertible preferred stock warrant liability	$—	$—	$186	$186
Convertible preferred stock liability	—	—	395	395

	$—	$—	$581	$581

	March 31, 2015
	Level I	Level II	Level III	Total
	(unaudited)
Assets
Money market funds	$4,690	$—	$—	$4,690
Marketable securities	—	53,157	—	53,157

	$4,690	$53,157	$—	$57,847

Liabilities
Convertible preferred stock warrant liability	$—	$—	$408	$408
Convertible preferred stock liability	—	—	1,426	1,426

	$—	$—	$1,834	$1,834

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

The following table sets forth the changes in the fair value of Level III liabilities (in thousands):

	Convertible Preferred Stock Warrant Liability	Convertible Preferred Stock Liability
Fair value at December 31, 2012	$19	$1,400
Fair value at issuance	82	—
Change in fair value	43	(110)

Fair value at December 31, 2013	144	1,290
Fair value at issuance	—	395
Change in fair value	42	13
Recognition of fair value upon issuance of redeemable convertible preferred stock	—	(1,303)

Fair value at December 31, 2014	186	395
Change in fair value (unaudited)	222	1,031

Fair value at March 31, 2015 (unaudited)	$408	$1,426

5. Property and Equipment

Property and equipment, net consisted of the following (in thousands):

	December 31		March 31
	2013	2014	2015
			(unaudited)
Machinery and equipment	$2,841	$4,059	$4,573
Computer equipment and software	203	315	417
Furniture and fixtures	52	54	54
Leasehold improvements	166	183	613
Construction in progress	17	399	3

	3,279	5,010	5,660
Less: accumulated depreciation and amortization	(1,209)	(1,992)	(2,260)

	$2,070	$3,018	$3,400

Depreciation and amortization expense for the years ended December 31, 2013 and 2014 was $655,000 and $783,000, respectively, and $175,000 (unaudited) and $268,000 (unaudited) for the three months ended March 31, 2014 and 2015, respectively.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

6. Goodwill and Intangible Assets

Goodwill and in-process research and development assets result from a series of integrated financing transactions in 2010 that was accounted for as a business combination. The in-process research and development relates to the Company’s proprietary Probody technology platform and is accounted for as an indefinite-lived intangible asset until the underlying project is completed or abandoned.

Goodwill and intangible assets consisted of the following (in thousands):

	December 31		March 31
	2013	2014	2015
			(unaudited)
Goodwill	$949	$949	$949
In-process research and development	1,750	1,750	1,750

	$2,699	$2,699	$2,699

7. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31		March 31
	2013	2014	2015
			(unaudited)
Payroll and related expenses	$722	$859	$628
Research and clinical expenses	142	276	306
Legal and professional expenses	67	418	416
Other accrued expenses	196	142	163

Total	$1,127	$1,695	$1,513

8. Research and Collaboration Agreements

Pfizer Inc.

In May 2013, the Company and Pfizer Inc. (“Pfizer”) entered into a Research Collaboration, Option and License Agreement (the “Pfizer Agreement”) to collaborate on the discovery and preclinical research activities related to Probodies, and Probody drug conjugates (“PDCs”) for research project targets nominated by Pfizer. Pfizer nominated two research targets in 2013 and had the option of nominating two additional research targets. In December 2014, Pfizer selected an additional research target.

The Pfizer Agreement provides Pfizer with an option to acquire an exclusive development and commercialization license for each research project target. Upon exercise of the option, Pfizer (1) will receive an exclusive development and commercialization license for use of the Probody during the development, manufacturing and commercialization of the potential product, and (2) will be responsible for the development, manufacturing and commercialization of such potential products.

Pursuant to the Pfizer Agreement, the Company received an upfront payment of $6 million and is entitled to contingent payments of up to an aggregate of $626.5 million as follows: (i) $1.5 million for each of the

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

two additional targets; (ii) up to $12.0 million upon exercise of the license options, (iii) up to $25.0 million from the achievement of development milestones for each research target program, or up to $82.0 million if the maximum of four research targets are selected by Pfizer; and (iv) up to $98.0 million in milestone payments for the first commercial sale in various territories for up to three indications per research target program or up to $249.5 million if the maximum of four research targets are selected and (v) up to $100.0 million in sales milestones payments per research target program, or up to $280.0 million if the maximum of four research targets are selected by Pfizer. The Company is entitled to receive royalties in the mid-single digits to low teens on initial targets and mid-single digit royalties on additional targets from potential future sales of product candidates. The Company will also receive research and development service fees based on a prescribed full-time employee (“FTE”) rate per year that is capped.

In accordance with ASC 605-25, the Company identified the following deliverables at the inception of the Pfizer Agreement: (1) the research license, (2) the research services and (3) the obligation to participate in the joint research committee. The Company determined that the research license does not have stand-alone value to Pfizer due to specialized nature of the research services to be provided by the Company, and accordingly, this deliverable was combined with the research services and participation in the joint research committee as a single unit of accounting. The Company concluded that, at the inception of the agreement, Pfizer’s options to obtain an exclusive development and commercialization license for each research project target do not represent deliverables of the agreement because they are substantive options and do not contain a significant or incremental discount.

The upfront payment of $6.0 million was recorded as deferred revenue and is being recognized on a ratable basis over the estimated performance period of seven years. In December 2014, Pfizer selected an additional target and paid $1.5 million, which was recorded as deferred revenue and will be recognized over the remaining performance period.

The Company recognized $0.9 million, $2.3 million, $0.6 million (unaudited) and $0.3 million (unaudited) for the year ended December 31, 2013 and 2014 and the three months ended March 31, 2014 and 2015, respectively. As of December 31, 2013 and 2014 and March 31, 2015, deferred revenue relating to the Pfizer Agreement was $5.5 million, $6.1 million and $5.8 million (unaudited), respectively. As of December 31, 2014, the amount due from Pfizer under the Agreement was $1.7 million.

ImmunoGen, Inc.

In January 2014, the Company and ImmunoGen, Inc. (“ImmunoGen”) entered into the Research Collaboration Agreement (the “ImmunoGen Agreement”). The ImmunoGen Agreement provides the Company with the right to use ImmunoGen’s Antibody Drug Conjugate (“ADC”) technology in combination with the Company’s Probody technology to create Probody Drug Conjugates (“PDC”) directed at one specified target under a research license, and to subsequently obtain an exclusive, worldwide development and commercialization license to use ImmunoGen’s ADC technology to develop and commercialize such PDCs. The Company made no upfront cash payment in connection with the execution of the agreement. Instead, the Company provided ImmunoGen with the rights to CytomX’s Probody technology to create PDCs directed at two targets under the research license and to subsequently obtain exclusive, worldwide development and commercialization licenses to develop and commercialize such PDCs. Under the research licenses, the parties have one replacement right for each target, which needs to be made before the third anniversary of the agreement execution.

Under the terms of the agreement, both the Company and ImmunoGen are required to perform research activities on behalf of the other party for no monetary consideration. The research activities for a particular target

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

will last until January 2018 unless they are terminated by one of the parties or when a development and commercialization license is obtained with respect to that target. Each party is solely responsible for the development, manufacturing and commercialization of any products resulting from the exclusive development and commercialization license obtained by such party under the agreement. Each party may be liable to pay annual maintenance fees to the other party if the licensed product candidate covered under each development and commercialization license has not progressed to the clinical stage of development within six years of the exercise of the development and commercialization license

In consideration for the exclusive development and commercialization license that may be obtained by ImmunoGen, the Company is entitled to receive up to $30.0 million in development and regulatory milestone payments per the research program target, up to $50.0 million in sales milestone payments per target and royalties in the mid-single digits on the commercial sales of any resulting product. For the development and commercialization license that may be obtained by the Company, ImmunoGen is entitled to receive up to $60.0 million in development and regulatory milestone payments, up to $100.0 million in sales milestone payments and royalties in the mid to high single digits on the commercial sales of any resulting product.

The Company accounted for the ImmunoGen Agreement based on the fair value of the assets and services exchanged. The Company identified the following significant deliverables at the inception of the ImmunoGen Agreement: (1) the research license, (2) the research services, (3) the obligation to participate in the joint research committee, (4) the exclusive research, development and commercialization license and (5) the obligation to provide future technology improvements, when available. The Company determined that the research license, participation in the joint steering committee and the research services do not have stand-alone value from the development and commercialization license and therefore those deliverables were combined into one unit of accounting. The Company considered factors such the limited economic benefits to ImmunoGen if development and commercialization license is not obtained and the lack of sublicensing rights in the research license.

The estimated total fair value of the consideration of $13.2 million was recorded as deferred revenue, of which $13.0 million was allocated to the unit of accounting comprised of the research license, research services, participation in the joint research committee and the development and commercialization license, and $0.2 million was allocated to the future technological improvements. The Company will recognize $13.0 million upon delivery of development and commercialization licenses and will recognize amount allocated to the future technology improvements over the term of the license.

The estimated fair value of assets and services received was also $13.2 million, of which $12.7 million was allocated to the licenses received and was charged to research and development expense, with the remaining amount of $0.5 million was allocated to the research services, joint research committee participation and technology improvements, which will be expensed over the period of services to be provided.

Bristol-Myers Squibb Company

On May 23, 2014, the Company and Bristol-Myers Squibb Company (“BMS”) entered into a Collaboration and License Agreement (the “BMS Agreement”) to discover and develop compounds for use in human therapeutics aimed at multiple immuno-oncology targets using the Company’s Probody technology. The effective date of the BMS Agreement was July 7, 2014.

Under the terms of the BMS Agreement, the Company granted BMS exclusive worldwide rights to develop and commercialize Probody therapeutics for up to four oncology targets. BMS will have additional

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

rights to substitute up to two collaboration targets. Each collaboration target has a two year research term and the two additional targets must be nominated by BMS within five years of the effective date of the BMS Agreement. The research term for each collaboration target can be extended in one year increments up to three times.

Pursuant to the BMS Agreement, the financial consideration from BMS was comprised of an upfront payment of $50.0 million and contingent payments of up to an aggregate of $1,217.0 million as follows: (i) up to $25.0 million for additional targets; (ii) up to $114.0 million in development milestone payments per research target program or up to $456.0 million if the maximum of four research targets are selected; (iii) up to $124.0 million in milestone payments for the first commercial sale in various territories for up to three indications per research target program or up to $496.0 million if the maximum of four research targets are selected, and (iv) up to $60.0 million in sales milestones payments per research target program or up to $240.0 million if maximum of four research targets are selected. The Company is entitled to royalty payments in the mid to high single digits to low teens from potential future sales. The Company will also receive research and development service fees based on a prescribed FTE rate that is capped.

The BMS Agreement also provides the Company with the right, subject to certain conditions, including approval of the lead underwriter of the IPO, to sell to BMS the Company’s common stock upon an IPO by the Company prior to December 31, 2017, at the price per share being offered in an IPO, in the amount not to exceed the lesser of (a) $10.0 million or (b) the dollar amount equal to the IPO share price multiplied by 4.9% of the issued and outstanding shares determined to be outstanding immediately following the closing of the IPO.

The Company identified the following deliverables at the inception of the BMS Agreement: (1) the exclusive research, development and commercialization license (“license”), (2) the research and development services and (3) the obligation to participate in the joint research committee. The Company determined that the license does not have stand-alone value to BMS without the Company’s research services and expertise related to the development of the product candidates, and accordingly, it was combined with the research services and participation in the joint research committee as a single unit of accounting.

The Company received an upfront payment of $50.0 million from BMS in July 2014. The upfront payment was recorded as deferred revenue and being recognized on a ratable basis over the estimated performance period of ten years. The Company determined that the remaining contingent payments under the Agreement do not constitute substantive milestones and will not be accounted for under the milestone method of revenue recognition. The events leading to these payments do not meet the definition of a substantive milestone because the achievement of these events solely depends on BMS’s performance. Accordingly, any revenue from these contingent payments would be subject to an allocation of arrangement consideration and would be recognized over any remaining period of performance obligations, if any, relating to this arrangement. If there are no remaining performance obligations under the arrangement at the time the contingent payment is triggered, the contingent payment will be recognized as revenue in full upon triggering the event.

During the year ended December 31, 2014 and the three months ended March 31, 2015, the Company recognized revenue of $2.8 million and $1.4 million (unaudited), respectively, under the BMS Agreement. As of December 31, 2014 and March 31, 2015, deferred revenue relating to the BMS Agreement was $47.6 million and $46.3 million (unaudited), respectively.

9. License Agreement

The Company has an exclusive, worldwide license agreement (the “UC Agreement”) with the Regents of the University of California (the “UC Regents”) relating to the use of certain patents and technology relating

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

to its core technology, including its therapeutic antibodies. Pursuant to the UC Agreement, the Company is obligated to (i) make royalty payments to the UC Regents on net sales of its products covered under the agreement, subject to annual minimum amounts, (ii) make milestone payments to the UC Regents upon the occurrence of certain events, (iii) make a milestone payment to the UC Regents upon occurrence of an IPO or change of control, and (iv) reimburse the UC Regents for prosecution and maintenance of the licensed patents. If the Company sublicenses its rights under the UC Agreement, it is obligated to pay the UC Regents a percentage of the total gross proceeds received in consideration of the grant of the sublicense, which total amount would be first reduced by the aggregate amount of certain research and development related expenses incurred by the Company.

In 2013, the Company amended the UC Agreement to reduce the amounts due the UC Regents upon receipt by the Company of upfront payments, milestone payments and royalties from sublicensees. In exchange for this amendment, the Company issued to the UC Regents 9,911,450 shares of common stock. The UC Agreement, as amended, will remain in effect until the expiration or abandonment of the last to expire of the licensed patents.

In the years ended December 31, 2013 and 2014, the Company paid $540,000 and $500,000 respectively, to the UC Regents under the milestone and minimum annual royalty provisions of the agreement and paid $100,000 and $175,000 (unaudited) to the UC Regents in the three months ended March 31, 2014 and 2015, respectively.

Royalty obligations

The Company has future minimum royalty obligations due under the terms of certain exclusive licensed patent rights. These minimum future obligations are as follows (in thousands):

Year ended December 31,
2015	$125
2016	150
2017	150

Total minimum royalty obligations	$425

10. Long-term Debt

In May 2012, the Company entered into a Master Loan and Security Agreement (the “Debt Facility”). Under the terms of the agreement, an aggregate of $2.0 million could be drawn down during the initial basic loan term of 42 months. In January and December 2013, the Company amended the Debt Facility to borrow an additional $0.3 million and $3.0 million, respectively, with similar terms. Borrowings under the debt facility bear interest at 11.74% per annum.

The Company’s obligations under the Debt Facility are collateralized by a security interest in substantially all of its assets, excluding its intellectual property and certain other assets. The Debt Facility also contains customary conditions related to borrowing, events of default, and covenants, including covenants limiting the Company’s ability to dispose of assets, undergo a change in control, merge with or acquire other entities, incur debt, incur liens, pay dividends or other distributions to holders of its capital stock, repurchase stock and make investments, in each case subject to certain exceptions. The agreement also allows the lender to call the debt in the event there is a material adverse change in the Company’s business or financial condition. At

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

December 31, 2014 and March 31, 2015, management does not believe that the material adverse change clause will be triggered within the next 12 months, and therefore, the debt is classified as long-term.

In connection with the execution and the amendment of the Debt Facility, the Company issued warrants to the lender to purchase an aggregate of 5,141,847 shares of the Company’s Series B-1 redeemable convertible preferred stock. The warrants expire at the earlier of (i) the tenth anniversary of issuance, (ii) upon the closing of an IPO of the Company’s common stock, or (iii) the consummation of certain change of control events. The warrants are exercisable in cash at an exercise price of $0.048961 per share or through a cashless exercise provision. Under the cashless exercise provision, the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Company’s Series B-1 redeemable convertible preferred stock at the time of exercise of the warrant after deducting the aggregate exercise price. If the warrant has not been previously exercised, the cashless exercise provision is automatically triggered upon expiration if the fair value of the Series B-1 redeemable convertible preferred stock is higher than the exercise price of the warrants. In the event that all of the Company’s Series B-1 redeemable convertible preferred stock have been converted into common stock, the warrants will be exercisable for the same number of shares of common stock at the same exercise price.

Upon issuance of the warrants, the Company recorded a preferred stock warrant liability based on its initial fair value estimated using the Black-Scholes model with an offset to debt discount. The debt discount is amortized to interest expense using the effective interest method over the term of the Debt Facility. The warrant liability is subject to remeasurement to fair value at each balance sheet date until the earliest of the exercise or expiration of the convertible preferred stock warrant, and any change in fair value is recognized in other income (expense), net. As of December 31, 2014 and March 31, 2015, the warrants remained outstanding.

Aggregate annual principal payments due on the Debt Facility are as follows (in thousands):

Year Ending December 31:
2015	$1,460
2016	999
2017	591
2018	14

Total	3,064
Less: unamortized balance of debt discount	(77)
Less: current portion, net of discount	(1,419)

Long-term portion, net of discount	$1,568

11. Commitments and Contingencies

Operating Lease

The Company leases office and laboratory facilities at its headquarters in South San Francisco, California under a lease agreement that expires in 2019. Rent expense is recognized on a straight-line basis over the term of the lease and accordingly the Company records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

The minimum lease payments under this lease are as follows (in thousands):

Year Ending December 31:
2015	$941
2016	926
2017	864
2018	894
2019	76

Total	$3,701

Rent expense during the years ended December 31, 2013 and 2014 was $529,000 and $836,000, respectively and $196,000 (unaudited) and $235,000 (unaudited) for three months ended March 31, 2014 and 2015, respectively.

Legal Proceedings

The Company is subject to claims and assessments from time to time in the ordinary course of business but do not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Indemnifications

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company currently has directors’ and officers’ insurance.

12. Convertible Preferred Stock

Under the Company’s Amended and Restated Certificate of Incorporation, as amended, the Company is authorized to issue two classes of shares: preferred and common stock. The preferred stock is issuable in series, and the Company’s Board of Directors is authorized to determine the rights, preferences, and terms of each series.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

Convertible preferred stock consisted of the following (in thousands, except share amounts):

	December 31, 2013
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
Series A-1	2,085,290	2,085,290	$49	$250
Series A-2	13,335,277	13,335,277	425	2,339
Series B-1	941,463,610	701,350,210	41,944	37,692
Series B-2	54,329,413	54,329,413	2,300	2,920

Total	1,011,213,590	771,100,190	$44,718	$43,201

	December 31, 2014
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
Series A-1	2,085,290	2,085,290	$49	$250
Series A-2	13,335,277	13,335,277	425	2,339
Series B-1	941,463,610	912,712,075	57,695	54,040
Series B-2	54,329,413	54,329,413	2,698	3,570
Series C	375,000,000	195,775,983	15,843	16,533

Total	1,386,213,590	1,178,238,038	$76,710	$76,732

	March 31, 2015 (unaudited)
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
Series A-1	2,085,290	2,085,290	$49	$250
Series A-2	13,335,277	13,335,277	425	2,339
Series B-1	941,463,610	912,712,075	58,678	54,922
Series B-2	54,329,413	54,329,413	2,782	3,623
Series C	375,000,000	213,581,062	17,683	18,359

Total	1,386,213,590	1,196,043,117	$79,617	$79,493

Series B-1 Redeemable Convertible Preferred Stock

On September 22, 2010, the Company executed a Series B-1 Preferred Stock Purchase Agreement (“Series B-1 Agreement”) to raise up to an aggregate of $30.0 million of equity capital through the issuance of shares of Series B-1 redeemable convertible preferred stock at $0.048961 per share in two tranches. The first tranche of $10.0 million or 204,244,193 shares was completed upon execution of the Series B-1 Agreement. The Company determined that the obligation to issue additional shares of redeemable convertible preferred stock at a future date was a freestanding instrument and should be accounted as a liability. The preferred stock liability was valued using the option-pricing method, which resulted in an initial fair value of $3.0 million. The second tranche of $20.0 million was split into two subsequent tranches (“Tranche A” and “Tranche B”) of $10.0 million or 204,244,193 shares each, based on an amendment of the Series B-1 Agreement in 2011. Tranche A was completed in December 2011.

On July 26, 2012, the Company executed an extension to the Series B-1 Agreement to raise up to an aggregate of $21.0 million of equity capital through issuance of shares of B-1 preferred stock in two tranches.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

Tranche B was increased from $10.0 million or 204,244,193 shares to $12.6 million or 257,347,683 shares to new investors, and an additional tranche (“Tranche C”) of $8.4 million or 171,565,122 shares to new investors, was added. Tranche B was completed on July 26, 2012 when the Company issued 257,347,683 shares for net proceeds of $12.6 million.

The preferred stock liability for Tranche C was valued using the option-pricing method, which resulted in an initial fair value of $1.7 million. The preferred stock liability was valued at $1.3 million as of December 31, 2013 and the Company recorded a gain of $110,000 to other income (expense), net for the year ended December 31, 2013. On January 31, 2014, Tranche C was completed and the Company issued 171,565,122 shares of Series B-1 redeemable convertible preferred stock for net proceeds of $8.4 million. Immediately prior to the closing of this tranche, the Company remeasured the preferred stock liability to its then fair value and recorded a loss from remeasurement of $13,000 in other income (expense), net. The fair value of the preferred stock liability in the amount of $1.3 million was reclassified to redeemable convertible preferred stock.

Series C Redeemable Convertible Preferred Stock and Second Tranche Option

On December 22, 2014, the Company executed the Series C Preferred Stock Purchase Agreement for the issuance of up to 355,956,334 shares of Series C redeemable convertible preferred stock. In December 2014, the Company issued 195,775,983 shares for net proceeds of $15.8 million and in February 2015, an additional 17,805,079 shares were issued for net proceeds of $1.5 million.

In connection with the issuance of the Series C redeemable convertible preferred stock in December 2014, the Company granted a second tranche option (“Second Tranche Option”) to one of its investors to purchase 41,528,239 shares of its Series C redeemable convertible preferred stock upon the achievement of certain milestones. At initial recognition, the Company recorded the Second Tranche Option as a derivative liability on the balance sheet at its estimated fair value of $395,000. The fair value of the convertible preferred stock liability at December 31, 2014 and March 31, 2015 was $395,000 and $1.4 million (unaudited), respectively, resulting in the recognition of a loss on remeasurement of $0 and $1.0 million (unaudited) in other income (expense), net for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively. In May 2015, the Company achieved the relevant milestones and the investor exercised their right to purchase 41,528,239 shares of Series C convertible redeemable preferred stock for $3.5 million.

The preferred stock liability related to Series B-1 and Series C redeemable convertible preferred stock was valued using the option-pricing method with the following assumptions:

	Term	Interest Rate	Volatility
July 26, 2012 (upon issuance)	2.6 years	0.32%	66%
December 31, 2013	0.1 years	0.01%	69%
December 31, 2014	0.4 years	0.10%	50%
March 31, 2015	0.2 years	0.04%	65%

Significant provisions of the convertible preferred stock are as follows:

Dividends

Holders of Series B-1, Series B-2 and Series C redeemable convertible preferred stock are entitled to cumulative dividends at the rate of eight percent (8%) of the Series B-1, B-2 and C original issue price per

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

annum. The Series B-1, Series B-2 and Series C dividends accrue from day to day, whether or not declared, and are payable only when, as, and if declared by the Company’s board of directors.

The Company will not pay dividends on other series of preferred stock, but such preferred stock holders are entitled to receive dividends as if they had been converted to common stock and dividends had been declared for common stock. Since inception, the Company has never declared a dividend.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of Series C redeemable convertible preferred stock are entitled to receive, prior and in preference to the holders of Series B-2 redeemable convertible preferred stock and Series B-1 redeemable convertible preferred stock (collectively, the “Series B preferred stock”), Series A-2 convertible preferred stock and Series A-1 convertible preferred stock (collectively, the “Series A preferred stock”) or common stock, from the assets of Company legally available for distribution, an amount per share equal to the Series C original issue price ($0.084280) plus the Series C accrued but unpaid dividends. If upon a liquidation, dissolution or winding up the Company, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of the Series C redeemable convertible preferred stock the full amount they are entitled to, they shall share ratably in all assets available for distribution in proportion to the respective amounts which would otherwise be payable to the holders of the Series C redeemable convertible preferred stock.

Upon completion of the distribution to the holders of the Series C redeemable convertible preferred stock, the holders of the Series B-1 redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any amount paid or distributed to the holders of Series B-2 redeemable convertible preferred stock, the Series A preferred stock or common stock, from the assets of the Company available for distribution to its stockholders, an amount per share equal to the Series B-1 original issue price ($0.048961) plus the Series B-1 accrued but unpaid dividends. If upon a liquidation, dissolution or winding up the Company, the assets of the Company available for distribution to its stockholders are insufficient, after payment in full of the aggregate Series C liquidation preference amount, to pay the holders of the Series B-1 redeemable convertible preferred stock the full amount they are entitled to, they shall share ratably in all assets available for distribution in proportion to the respective amounts which would otherwise be payable to the holders of the Series B-1 redeemable convertible preferred stock.

After payment in full of the aggregate to the holders of Series C and Series B-1 redeemable convertible preferred stock and before any amount is paid or distributed to the holders of Series A preferred stock or common stock, the holders of shares of Series B-2 redeemable convertible preferred stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders, an amount per share equal to the Series B-2 original issue price ($0.048961), plus the Series B-2 accrued but unpaid dividends. If upon a liquidation, dissolution or winding up the Company, the assets of the Company available for distribution to its stockholders are insufficient, after payment in full of the aggregate Series C and Series B-1 liquidation preference amount, to pay the holders of the Series B-2 redeemable convertible preferred stock the full amount they are entitled to, they shall share ratably in all assets available for distribution in proportion to the respective amounts which would otherwise be payable to the holders of the Series B-2 redeemable convertible preferred stock.

After payment in full of the aggregate to the holders of Series C, Series B preferred stock and before any amount shall be paid or distributed to the holders of common stock, the holders of shares of Series A preferred stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, on

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

a pari passu basis, an amount per share equal to original issue price of $0.119887 for Series A-1 and $0.175397 for Series A-2 plus any dividends declared but unpaid on Series A preferred stock.

After the payment in full the aggregate to the holders of Series C, Series B preferred stock, Series A preferred stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of common stock. This will be pro rata based on the number of shares of common stock held by each such holder.

Conversion

Each share of Series A, Series B and Series C convertible preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance into such number of fully paid and non-assessable shares of common stock as determined by dividing the original issue price for the relevant series of convertible preferred stock ($0.119887 for Series A-1, $0.175397 for Series A-2, $0.048961 for Series B-1 and B-2, and $0.084280 for Series C) by the applicable conversion price for such series. The initial conversion price per share for each series of preferred stock shall be the original issue price applicable to such series; provided, however, that the conversion price for the preferred stock shall be subject to anti-dilution provisions. The conversion ratio at December 31, 2014 and March 31, 2015 is one-to-one.

Each share of Series A, Series B and Series C convertible preferred stock shall automatically be converted into shares of common stock at the conversion rate at the time in effect for such series of preferred stock immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of the Company’s common stock at a price at least $0.195844 per share, resulting in at least $75,000,000 of gross proceeds, or (ii) the date and time, or the occurrence of an event, specified by vote or written consent from the holders of at least 71% of the shares of common stock issuable upon conversion of the shares of convertible preferred stock then outstanding (the “Requisite Investors”).

Redemption

Shares of Series C and Series B preferred stock are redeemable by the Company at a per share price equal to the applicable original issue price, plus any Series C, Series B-1 and Series B-2 dividends accrued but unpaid thereon, whether or not declared, in three installments commencing not more than 60 days after receipt by the Company of a written request for redemption from the Requisite Investors at any time on or after December 22, 2019.

In connection with the issuance of Series C redeemable convertible preferred stock on December 22, 2014, the Company amended the redemption terms of the Series B preferred stock, as a result of which the redemption date for Series B preferred stock was changed to December 22, 2019 from July 26, 2017. The redemption date was changed to June 12, 2020 in connection with the issuance of the Series D redeemable convertible preferred stock in June 2015 (see Note 20).

During the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, the Company accreted $0.8 million, $0.8 million, and $0.2 million (unaudited) respectively, to the redemption value of the preferred stock representing issuance cost, including the convertible preferred stock liability, and $3.0 million, $3.7 million and $1.3 million (unaudited), respectively, to the redemption value of the preferred stock representing cumulative dividends.

Voting Rights

Each holder of outstanding shares of preferred stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of preferred stock vote together with the holders of common stock as a single class.

The holders of record of the shares of Series B preferred stock, exclusively and as a single class on an as-converted to common stock basis, were originally entitled to elect four out of seven directors under the terms of the initial Series B-1 Agreement. However, in December 2014, in conjunction with the issuance of the Series C shares, the Company amended its certificate of incorporation so that the holders of Series B preferred stock are entitled to elect three members of the Company’s board of directors. The holders of shares of Series C preferred stock are entitled to elect one director, the holders of shares of common stock are entitled to elect two directors, and the holders of shares of common stock and preferred stock, voting together on an as-converted to common stock basis, are entitled to elect two directors.

Classification

The Company has classified the convertible preferred stock as mezzanine equity on the balance sheets as the stock is contingently redeemable. Upon the occurrence of certain change in control events that are outside the Company’s control, including liquidation, sale or transfer of the Company, holders of the convertible preferred stock can cause redemption for cash.

The Company has classified the redeemable convertible preferred stock as mezzanine equity on the balance sheets as such stock shall be redeemed by the Company after receipt by the Company at any time on or after December 22, 2019 of written notice requesting redemption of such stock from the Requisite Investors, as discussed above. The carrying values of the redeemable convertible preferred stock are adjusted to redemption value over the period from the date of issuance to the earliest redemption date of the redeemable convertible preferred stock using the effective interest rate method.

13. Common Stock

Common stockholders are entitled to dividends if and when declared by the Board of Directors subject to the prior rights of the preferred stockholders. As of December 31, 2014, no dividends on common stock had been declared by the Board of Directors.

The Company had reserved shares of common stock for issuance, on an as-converted basis, as follows:

	December 31		March 31
	2013	2014	2015
			(unaudited)
Convertible preferred stock outstanding	771,100,190	1,178,238,038	1,196,043,117
Options issued and outstanding	106,245,917	135,312,463	181,097,532
Convertible preferred stock warrants	5,141,847	5,141,847	5,141,847
Shares available for future stock option grants	48,924,509	119,479,512	73,694,443

	931,412,463	1,438,171,860	1,455,976,939

14. Stock Option Plans

In 2010, the Company adopted its 2010 Stock Incentive Plan (the “2010 Plan”) which provided for the granting of stock options to employees, directors and consultants of the Company. Options granted under the 2010 Plan were either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”).

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

In February 2012, the Company adopted its 2011 Stock Incentive Plan (the “2011 Plan”). The 2011 Plan is divided into two separate equity programs, an option and stock appreciation rights grant program and a stock award program. The total number of shares authorized for issuance under the 2011 Plan are 213,554,550 shares of which 119,479,512 shares and 73,694,443 shares (unaudited) are available for grant at December 31, 2014 and March 31, 2015, respectively. In conjunction with adopting the 2011 Plan, the Company discontinued the 2010 Plan and released the shares reserved and still available under that plan.

Options under the 2011 Plan may be granted for periods of up to ten years. All options issued to date have had a 10-year life. Under the terms of the 2011 Plan, options may be granted at an exercise price not less than the estimated fair value of the shares on the date of grant, as determined by the Company’s board of directors. For employees holding more than 10% of the voting rights of all classes of stock, the exercise price of ISOs and NSOs may not be less than 110% of the estimated fair value of the shares on the date of grant, as determined by the board of directors. To date, options granted generally vest over four years and vest at a rate of 25% upon the first anniversary of the issuance date and 1/48th per month thereafter.

Activity under the Company’s stock option plans is set forth below:

		Options Outstanding
	Options Available for Grant	Number of Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
		(in thousands)
Balances at December 31, 2012	99,526,478	59,235,310	$0.019
Options granted	(51,052,893)	51,052,893	0.016
Options exercised	—	(3,351,213)	0.018
Options forfeited	450,924	(450,924)	—
Retirement of shares under the 2010 Plan	—	(240,149)	0.017

Balances at December 31, 2013	48,924,509	106,245,917	0.017	8.5	$291
Options authorized	100,000,000	—	—
Options granted	(43,944,997)	43,944,997	0.023
Options exercised	—	(378,451)	0.020
Options forfeited	14,500,000	(14,500,000)	0.015

Balances at December 31, 2014	119,479,512	135,312,463	0.019	8.1	$767
Options granted (unaudited)	(46,368,403)	46,368,403	0.025
Options forfeited (unaudited)	583,334	(583,334)	0.023

Balances at March 31, 2015 (unaudited)	73,694,443	181,097,532	0.021	8.3

Options Exercisable—December 31, 2014		78,192,591	0.019	7.5

Options vested and expected to vest—December 31, 2014		134,236,287	0.019	8.1

Options Exercisable—March 31, 2015 (unaudited)		88,001,577	0.019	7.4	$546

Options vested and expected to vest—March 31, 2015 (unaudited)		180,191,617	0.021	8.3	$760

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

The aggregate intrinsic values of options outstanding, exercisable, vested and expected to vest were calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock, as determined by the Board of Directors, as of December 31, 2014 and March 31, 2015.

The aggregate intrinsic value of stock options exercised in the years ended December 31, 2013 and 2014 was $600 and $1,500, respectively. There were no stock options exercised during the three months ended March 31, 2014 and March 31, 2015.

The total fair value of options that vested in the years ended December 31, 2013 and 2014, and the three months ended March 31, 2014 and 2015 were $268,000, $410,000, $106,000 (unaudited) and $117,000 (unaudited), respectively.

The following table summarizes information about stock options outstanding and vested by exercise price at December 31, 2014:

	Outstanding		Exercisable
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Number Exercisable
$0.015	26,920,801	8.16	13,538,010
$0.018	41,698,134	6.59	35,581,474
$0.020	25,782,913	8.18	18,842,808
$0.022	11,218,073	9.05	5,109,036
$0.023	13,971,499	9.34	4,454,597
$0.024	15,721,043	9.78	666,666

Total	135,312,463		78,192,591

The following table summarizes information about stock options outstanding and vested by exercise price at March 31, 2015 (unaudited):

	Outstanding		Exercisable
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Number Exercisable
$0.015	26,920,801	7.91	14,817,784
$0.018	41,698,134	6.35	38,023,876
$0.020	25,782,913	7.94	19,647,857
$0.022	11,218,073	8.80	6,386,295
$0.023	13,388,165	9.10	6,601,599
$0.024	15,721,043	9.53	841,666
$0.025	46,368,403	9.87	1,682,500

Total	181,097,532		88,001,577

The options granted in the years ended December 31, 2013 and 2014, and the three months ended March 31, 2014 and 2015 had a weighted average per share grant-date fair value of $0.008, $0.015, $0.014 (unaudited), and $0.015 (unaudited), respectively. At December 31, 2014 and March 31, 2015, the unrecognized

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

compensation expense with respect to options granted to employees was $603,000 and $991,000 (unaudited), respectively, and is expected to be recognized over 2.3 years and 2.8 years (unaudited), respectively.

Early Exercise of Employee Options

Certain stock options granted under the Plans provide option holders the right to elect to exercise unvested options in exchange for restricted common stock. Such unvested restricted shares are subject to a repurchase right held by the Company at the original issuance price in the event the optionee’s service to the Company is terminated either voluntarily or involuntarily. The right usually lapses 25% on the first anniversary of the vesting start date and in 36 equal monthly amounts thereafter. These repurchase terms are considered to be a forfeiture provision. The cash or full recourse notes received from employees for exercise of unvested options is treated as a refundable deposit and is classified as a liability on the balance sheets.

At December 31, 2013, there were 512,295 unvested restricted shares outstanding and the liability related to unvested shares was $58,500. There were no unvested restricted shares outstanding at December 31, 2014 and March 31, 2015 (unaudited).

15. Stock Based Compensation

Total stock-based compensation expense recognized was as follows (in thousands):

	Year Ended December 31,
	2013	2014
Research and development	$121	$195
General and administrative	222	358

Total stock-based compensation expense	$343	$553

	Three Months Ended March 31,
	2014	2015
	(unaudited)
Research and development	$55	$79
General and administrative	56	96

Total stock-based compensation expense	$111	$175

Employee Stock-Based Compensation

Stock based compensation expense for employees was $317,000 and $459,000 for the years ended December 31, 2013 and 2014, respectively. Stock based compensation expense for employees was $92,000 (unaudited) and $136,000 (unaudited) for the three months ended March 31, 2014 and 2015, respectively.

The Company estimated the fair value of employee stock options using the Black-Scholes valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following assumptions for the year ended December 31, 2013 and 2014:

Year Ended December 31,
	2013	2014
Expected volatility	70.8% – 71.7%	66.4% – 71.2%
Risk-free interest rate	0.9% – 1.9%	1.6% – 2.0%
Dividend yield	— %	— %
Expected term (in years)	5.5 – 6.1	5.3 – 6.1

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

The fair value of employee stock options was estimated using the following assumptions for the three months ended March 31, 2014 and 2015:

Three Months Ended March 31,
	2014	2015
(unaudited)
Expected volatility	69.7% – 71.2%	62.9% – 65.6%
Risk-free interest rate	1.8% – 2.0%	1.5% – 1.6%
Dividend yield	— %	— %
Expected term (in years)	5.5 – 6.1	5.2 – 6.1

The expected term of stock options represents the period these stock options are expected to remain outstanding and is based on industry peers, as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment information to develop reasonable expectations about future exercise patterns and post vesting employment termination behavior. The expected stock price volatility for the Company’s stock options was determined by examining the historical volatilities for comparable publicly traded companies within the biotechnology and pharmaceutical industry and using an average of historical volatilities of Company’s industry peers as the Company is not a public company. The risk-free rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock options. The Company has not historically paid any cash dividends and does not anticipate paying any cash dividends in the near term, and, as a result, the expected dividend assumption is based on this history and expectation of dividend payouts.

Forfeiture rates were estimated based on actual employee head count and were immaterial to the financial statements during 2013 and 2014 and for three months ended March 31, 2014 and 2015, respectively.

Non-employee Stock-Based Compensation

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The Company determined that the estimated fair value of the stock options is more readily measurable than the fair value of the services received. The fair value of stock options granted to non-employees is calculated at each grant date and re-measured at each reporting date using the Black-Scholes option pricing model. The stock-based compensation expense related to a grant will fluctuate as the estimated fair value of the common stock fluctuates over the period from the grant date to the vesting date.

Stock based compensation expense for non-employees was $26,000 and $94,000 for the years ended December 31, 2013 and 2014, respectively, and $19,000 (unaudited) and $39,000 (unaudited) for the three months ended March 31, 2014 and 2015, respectively.

16. Related Party Transactions

Certain employees of Third Rock Ventures, a stockholder of the Company, provides consulting services to the Company. General and administrative expense for these services of $17,000 and $46,000 were recorded for the years ended December 31, 2013 and 2014, respectively, and were insignificant for the three months ended March 31, 2014 and 2015 (unaudited). The amounts outstanding and included in accounts payable were $1,000, $17,600 and $9,000 as of December 31, 2013 and 2014 and March 31, 2015, respectively.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

The Company has outstanding full recourse loans (“stockholder notes” or “loans”) to current and former executive officers. Principal and interest under these loans are due at the earliest of (i) the fifth anniversary of the related note, (ii) the sale of the shares securing the notes, or (iii) thirty days after the termination of services. The principal loan amount and the accrued interest are reported as a deduction from stockholders’ deficit on the Company’s balance sheets. The remaining balance of these loans was approximately $0.4 million at December 31, 2013 and 2014 and March 31, 2015 (unaudited), respectively. Interest income of $6,000 and $5,000 was recorded in the years ended December 31, 2013 and 2014, respectively. Interest income earned on the loans was insignificant during the three months ended March 31, 2014 and 2015 (unaudited).

17. Income Taxes

The Company derives its income only from the United States. The components of the provision (benefit) for income taxes are as follows (in thousands):

	Year Ended December 31,
	2013	2014
Current:
Federal	$—	$—
State	1	1

Total current	1	1

Deferred:
Federal	9	9
State	—	—

Total deferred	9	9

Total provision	$10	$10

A reconciliation of the Company’s effective tax rate to the statutory U.S. federal rate is as follows:

	Year Ended December 31,
	2013	2014
U.S. federal taxes at statutory rate	34.0%	34.0%
State taxes, net of federal benefit	6.6	1.0
Stock compensation	(0.5)	(0.3)
Foreign rate differential	0.0	0.0
Tax credits	3.3	1.3
Other	(0.9)	(0.1)
Change in valuation allowance	(42.6)	(35.9)

Total	(0.1)%	—%

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

The types of temporary differences that give rise to significant portions of the Company’s deferred income tax liabilities are set out below (in thousands):

	Year Ended December 31,
	2013	2014
Net operating loss carryforwards	$13,900	$22,484
Research and development credits	1,324	2,009
Intangible—in-process R&D	124	96
Deferred revenue	—	1,579
Accruals and deferred rent	321	276
Stock-based compensation	86	155

Total gross deferred income tax assets	15,755	26,599
Less: valuation allowance	(15,130)	(26,012)

Deferred tax assets, net of valuation allowance	625	587
Fixed assets	(419)	(491)
In-process R&D	(697)	(595)

Deferred tax liabilities	(1,116)	(1,086)

Net deferred income tax liabilities	$(491)	$(499)

A valuation allowance has been established for the portion of deferred assets for which realization is not probable. The net change in the total valuation allowance for the years ended December 31, 2013 and 2014 was an increase of $6.7 million and $10.9 million, respectively.

The Company has net operating loss carry forwards for federal and state income tax purposes of approximately $60.4 million and $58.6 million as of December 31, 2014 and March 31, 2015, respectively, available to reduce future income subject to income taxes. The federal and state net operating loss carry forwards will begin to expire in 2030 if not utilized.

The Company also has federal and state research and development tax credits carry forwards of $1.6 million, and $1.6 million, respectively, available to reduce future income subject to income taxes. The federal research and development tax credits will begin to expire in 2030 if not utilized. The state research and development tax credits have no expiration date.

The Tax Reform Act of 1986 imposes restrictions on the utilization of net operating loss and tax credit carry forwards in the event of an “ownership change” as defined by the Internal Revenue Code. The Company’s ability to utilize its net operating loss and tax credit carry forwards may be subject to restrictions pursuant to these provisions.

The Company had approximately $3.0 million of unrecognized tax benefits as of December 31, 2014, none of which would affect the Company’s effective tax rate if recognized, due to the Company’s valuation allowance.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

A reconciliation of the beginning and ending unrecognized tax benefit amount is as follows (in thousands):

	Year Ended December 31,
	2013	2014
Balance at the beginning of the year	$200	$532
Additions based on tax positions related to current year	60	2,473
Adjustment based on submitted prior year tax returns	272	14

Balance at end of the year	$532	$3,019

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the provision for income taxes in the period that such determination is made. Interest and penalties have not been accrued at December 31, 2014 and 2013.

The Company files income tax returns in the United States, including California state jurisdiction. The tax years 2010 to 2014 remains open to U.S. federal and state examination to the extent of the utilization of net operating loss and credit carryovers. As of December 31, 2014, the Company is not under examination by the Internal Revenue Service or any state or foreign tax jurisdiction.

18. Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering substantially all full-time U.S. employees. Employee contributions are voluntary and are determined on an individual basis subject to the maximum allowable under federal tax regulations. The Company made contributions to the plan of $9,000 and $16,500 for the years ended December 31, 2013 and 2014, respectively. During the three months ended March 31, 2014 and 2015, the Company made contributions to the plan of $8,000 (unaudited) and $18,000 (unaudited), respectively.

19. Net Loss Per Share Attributable to Common Stockholders

The following weighted-average outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented, because including them would have been anti-dilutive:

	Years ended December 31,		Three months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Redeemable convertible preferred stock (on an as-converted basis)	755,679,623	946,482,754	870,056,371	1,172,511,347
Convertible preferred stock (on an as-converted basis)	15,420,567	15,420,567	15,420,567	15,420,567
Options to purchase common stock	93,398,027	125,208,537	117,482,393	161,490,669
Convertible preferred stock warrants	2,303,132	5,141,847	5,141,847	5,141,847

Total	866,801,349	1,092,253,705	1,008,101,178	1,354,564,430

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

A reconciliation of the numerator and denominator used in the calculation of the basic and diluted net loss per share attributable to common stockholders is as follows (in thousands except share and per share amounts):

	Years ended December 31,		Three months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Numerator:
Net loss	$(15,143)	$(30,310)	$(17,004)	$(6,211)
Add: accretion to redemption value and cumulative dividends on preferred stock	(3,751)	(4,566)	(1,051)	(1,432)

Net loss attributable to common stockholders	(18,894)	(34,876)	(18,055)	(7,643)

Denominator:
Weighted-average common shares outstanding used to calculate net loss per share attributable to common stockholders, basic and diluted	48,653,814	62,332,585	62,273,240	62,779,765

Net loss per share attributable to common stockholders, basic and diluted	$(0.39)	$(0.56)	$(0.29)	$(0.12)

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data) assuming the automatic conversion of the redeemable convertible preferred stock and the convertible preferred stock and the automatic net exercise of the preferred stock warrant, based on the mid-point of the IPO price range of $        , upon consummation of a IPO as if such event had occurred as of the beginning of the respective period:

	Year Ended December 31, 2014	Three Months Ended March 31, 2015
(unaudited)
Numerator:
Net loss	$	$
Change in fair value of preferred stock warrant liability

Net loss used in calculating pro forma net loss per share attributable to common stockholders, basic and diluted	$	$

Weighted-average shares used to calculate net loss per share attributable to common stockholders, basic and diluted
Pro forma adjustment to reflect assumed cashless exercise of preferred stock warrant
Pro forma adjustment to reflect assumed conversion of all outstanding shares of preferred stock

Weighted-average shares used to calculate pro forma net loss per share attributable to common stockholders, basic and diluted

Pro forma net loss per share attributable to common stockholders, basic and diluted	$	$

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

20. Subsequent Events

On May 20, 2015, an investor exercised its option to purchase 41,528,239 shares of Series C redeemable convertible preferred stock for proceeds of $3.5 million (see Note 12).

On June 16, 2015 the Company raised an additional $70.0 million in funding through the sale and issuance of 471,882,536 shares of a newly authorized series of preferred stock, Series D redeemable convertible preferred stock, at $0.148342 per share. In connection with the issuance of the Series D redeemable convertible preferred stock, the Company amended and restated its certificate of incorporation and amended the conditions under which all series of the Company’s preferred stock would automatically convert into common stock. Based on the revised terms, the Company’s convertible preferred stock will automatically convert into common stock upon the earlier of (i) an IPO with gross proceeds of not less than $50.0 million to the Company; or (ii) at the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the outstanding shares of preferred stock, voting together as a single class on as converted basis, and 60% of the holders of outstanding shares of Series D redeemable convertible preferred stock (“Series D Majority Investors”), voting together as a single class. The Company also amended the terms for redemption whereby the Series B, Series C and Series D preferred stock are redeemable in three annual installments commencing not more than 60 days after receipt by the Company of a written request from the Requisite Investors and the Series D Majority Investors at any time on or after June 12, 2020.

Shares of Series D redeemable convertible preferred stock are convertible, at the option of the holder thereof, at any time after the date of issuance into such number of fully paid and non-assessable shares of common stock as determined by dividing the original issue price ($0.148342 per share) by the applicable conversion price. The initial conversion price per share shall be the original issue price subject to anti-dilution provisions. Holders of Series D redeemable convertible preferred stock are entitled to cumulative dividends at a rate of eight percent of the Series D original issue price per annum and such dividends accrue from day to day, whether or not declared. In the event of any liquidation of the Company, Series D stockholders are entitled to receive, in preference to the Series A, Series B and Series C preferred stockholders, an amount per share equal to the original issue price plus any accrued but unpaid dividends.

The Company has reviewed and evaluated subsequent events that occurred through July 24, 2015, the date the financial statements were available to be issued, and determined that no additional subsequent events had occurred that would require recognition in these financial statements and all material subsequent events that require disclosure have been disclosed.

Through and including                     , 2015 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

             Shares

CytomX Therapeutics, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Jefferies

Cowen and Company

Oppenheimer & Co.

                    , 2015

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by us, other than estimated underwriting discounts and commissions, in connection with our initial public offering. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the FINRA filing fee.

AMOUNT PAID OR TO BE PAID
Securities and Exchange Commission registration fee	*
FINRA filing fee	*
Initial listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses (including road show)	*
*
Total	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers

CytomX Therapeutics, Inc. is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, as amended (the “DGCL”), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchase or redemptions or (4) for any transaction from which the director derived an improper personal benefit.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We expect that the amended and restated certificate of incorporation adopted by us prior to the consummation of this offering (the “charter”) will provide that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases or other distributions pursuant to Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our charter will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

We also expect our charter will further provide that any repeal or modification of such article by our stockholders or an amendment to the DGCL will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

We expect that our amended and restated bylaws adopted by us prior to the consummation of this offering (the “bylaws”) will provide that we shall indemnify each of our directors and executive officers, and shall have power to indemnify our other officers, employees and agents, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the DGCL permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We expect the bylaws will further provide for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees, in advance of the final disposition of such action, suit or proceeding only upon receipt of an undertaking by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses.

In addition, we expect the bylaws will provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the charter or bylaws, agreement, vote of stockholders or otherwise. Furthermore, our bylaws will authorize us to provide insurance for our directors, officers, employees, and agents against any liability, whether or not we would have the power to indemnify such person against such liability under the DGCL or the bylaws. Our bylaws will also provide that any indemnification agreement we enter into with any individual director, officer, employee or agent shall supersede all of the indemnification rights conferred upon such person under our bylaws to the extent so provided in such indemnification agreement.

In connection with the sale of the common stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the charter and bylaws.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we will enter into in connection with the sale of the common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

The following lists set forth information regarding all securities sold or granted by us since January 1, 2012, which were not registered under the Securities Act, and the consideration, if any, received by us for such securities.

Issuances of common stock

(1) On November 8, 2013, we issued 9,911,450 shares of our common stock to The Regents of the University of California (the “UC Regents”) as consideration for the reduction in the sublicense fees payable by us to the UC Regents under an exclusive license agreement, as amended and restated, between us and the UC Regents.

Issuances of preferred stock

(2) On July 26, 2012, we issued and sold to three accredited investors an aggregate of 257,347,683 shares of our Series B-1 redeemable convertible preferred stock at a purchase price of $0.048961 per share for an aggregate consideration of $12,599,999.92 redeemable convertible in cash. On August 30, 2012, we issued and sold to one accredited investor 25,301,932 shares of our Series B-1 preferred stock at a purchase price of $0.048961 for a total consideration of $1,238,807.91 in cash. On October 12, 2012, we issued and sold to one accredited investor 10,212,209 shares of our Series B-1 redeemable convertible preferred stock at a purchase price of $0.048961 per share for a total consideration of $499,999.97 in cash. On January 31, 2014, we issued to three accredited investors an aggregate of 171,565,122 shares of our Series B-1 redeemable convertible preferred stock at a purchase price of $0.048961 per share for an aggregate consideration of $8,399,999.94 in cash. On April 7, 2014, we issued and sold to two accredited investors 10,722,819 shares of our Series B-1 redeemable convertible preferred stock at a purchase price of $0.048961 per share for an aggregate consideration of $524,999.95 in cash. On April 24, 2014, we issued and sold to one accredited investor 29,073,924 shares of our Series B-1 redeemable convertible preferred stock at a purchase price of $0.048961 per share for a total consideration of $1,423,488.40 in cash. Each share of Series B-1 redeemable convertible preferred stock will convert into one share of our common stock upon the closing of this offering.

(3) On December 22, 2014, we issued and sold to four accredited investors an aggregate of 195,775,983 shares of our Series C redeemable convertible preferred stock at a purchase price of $0.084280 per share for an aggregate consideration of $16,499,999.84 in cash. On February 11, 2015, we issued and sold to one accredited investor 17,805,079 shares of our Series C redeemable convertible preferred stock at a purchase price of $0.084280 per share for a total consideration of $1,500,612.06 in cash. On May 20, 2015, we issued and sold to one accredited investor 41,528,239 shares of our Series C redeemable convertible preferred stock at a purchase price of $0.084280 per share for a total consideration of $3,499,999.98 in cash. Each share of Series C redeemable convertible preferred stock will convert into one share of our common stock upon the closing of this offering.

(4) On June 12, 2015, we issued and sold to 32 accredited investors an aggregate of 424,694,281 shares of our Series D redeemable convertible preferred stock at a purchase price of $0.148342 per share for an aggregate consideration of $62,999,999.21 in cash. On June 22, 2015, we issued and sold to one accredited investor 47,188,255 shares of our Series D redeemable convertible preferred stock at a purchase price of $0.148342 per share for a total consideration of $7,000,000.13 in cash. Each share of Series D redeemable convertible preferred stock will convert into one share of our common stock upon the closing of this offering.

Issuance of warrants

(5) On May 31, 2012, January 31, 2013 and December 20, 2013, we issued three warrants to purchase 1,940,319, 291,048 and 2,910,480 shares of our Series B-1 redeemable convertible preferred stock, respectively, to ATEL Ventures, Inc. in connection with the loans provided to us by ATEL Ventures, Inc. Each warrant has an exercise price of $0.048961 per share of our Series B-1 redeemable convertible preferred stock. Upon the closing of this offering, the three warrants will be automatically net exercised for 1,940,319, 291,048 and 2,910,480 shares of our common stock each having an exercise price of $0.048961 per share of our common stock.

Grants of stock options and issuances of common stock upon exercise of options

(6) Since January 1, 2012, we have granted stock options to purchase an aggregate of 190,337,892 shares of our common stock with exercise prices of $0.015, $0.020, $0.022, $0.023, $0.024 and $0.025 per share, respectively, to our employees, directors and consultants pursuant to our 2011 stock incentive plan, as amended (the “2011 Plan”). Since January 1, 2012, we have issued an aggregate of 4,213,522 shares of our common stock upon exercise of stock options granted pursuant to our 2011 Plan and 2010 stock incentive plan, as amended, for an aggregate consideration of $77,963.92 in cash.

We deemed the offers, sales and issuances of the securities described in paragraphs (1) through (5) above to be exempt from registration under the Securities Act, in reliance on Section 4(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options and issuances of common stock upon exercise of stock options described in paragraph (6) above, except to the extent described above as exempt pursuant to Section 4(2) of the Securities Act, to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits.

(a)	See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in South San Francisco, State of California on July     , 2015.

CYTOMX THERAPEUTICS, INC.

By:
	Name: Title:	Sean A. McCarthy Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned directors and officers of CytomX Therapeutics, Inc. (the “Company”), hereby severally constitute and appoint              and             , and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney. This Power of Attorney does not revoke any power of attorney previously granted by the undersigned, or any of them.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the date indicated:

SIGNATURE		DATE

Sean A. McCarthy, D. Phil.	Chief Executive Officer and Director (principal executive officer)

Robert C. Goeltz II	Chief Financial Officer (principal financial officer and principal accounting officer)

Hoyoung Huh, M.D., Ph.D.	Chairman of the Board

Neil Exter	Director

Frederick W. Gluck	Director

Rachel W. Humphrey, M.D.	Director

Elaine V. Jones, Ph.D.	Director

Timothy M. Shannon, M.D.	Director

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2	Bylaws, as currently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering.

3.4*	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering.

4.1*	Specimen Common Stock Certificate.

4.2	Amended and Restated Investors’ Rights Agreement dated as of June 12, 2015, by and among CytomX Therapeutics, Inc. and the investors named therein.

4.3	Warrant to Purchase Preferred Stock dated as of May 31, 2012, by and between ATEL Ventures, Inc., as Trustee, and CytomX Therapeutics, Inc.

4.4	Warrant to Purchase Preferred Stock dated as of January 31, 2013, by and between ATEL Ventures, Inc., as Trustee, and CytomX Therapeutics, Inc.

4.5	Warrant to Purchase Preferred Stock dated as of December 20, 2013, by and between ATEL Ventures, Inc., as Trustee, and CytomX Therapeutics, Inc.

5.1*	Opinion of Sidley Austin LLP.

10.1+	2011 Stock Incentive Plan, adopted on February 7, 2012, as amended the (“2011 Plan”).

10.2+	Form of Restricted Stock Award Agreement and Option Exercise Agreement under the 2011 Plan.

10.3+	2010 Stock Incentive Plan adopted on September 21, 2010 the (“2010 Plan”).

10.4+	Form of Stock Option Agreement under the 2010 Plan.

10.5+*	2015 Performance Incentive Plan, to be in effect immediately prior to the completion of this offering.

10.6+*	2015 Employee Stock Purchase Plan, to be in effect immediately prior to the completion of this offering.

10.7+	Form of Indemnification Agreement by and between CytomX Therapeutics, Inc. and each of its directors.

10.8†*	Research Collaboration Agreement dated as of January 8, 2014, by and between ImmunoGen, Inc. and CytomX Therapeutics, Inc., as amended by the First Amendment to Research Collaboration Agreement effective as of April 3, 2015.

10.9†*	Collaboration and License Agreement dated as of May 23, 2014, by and between CytomX Therapeutics, Inc. and Bristol-Myers Squibb Company.

10.10†*	Research Collaboration, Option and License Agreement dated as of May 30, 2013, by and between Pfizer, Inc. and CytomX Therapeutics, Inc.

10.11	Lease Agreement dated as of March 29, 2013, by and between ARE-Technology Center SSF, LLC and CytomX Therapeutics, Inc.

10.12	Master Loan and Security Agreement No. CYTOY dated as of December 20, 2013, by and between ATEL Ventures, Inc. and CytomX Therapeutics, Inc.

10.13	Master Loan and Security Agreement NO. CYTOX dated as of May 31, 2012, by and between ATEL Ventures, Inc. and CytomX Therapeutics, Inc.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

10.14	Amendment No. 1 to Master Loan and Security Agreement NO. CYTOX dated as of January 31, 2013, by and between ATEL Ventures, Inc. and CytomX Therapeutics, Inc.

10.15†*	Amended and Restated License Agreement dated as of August 19, 2010, by and between CytomX Therapeutics, Inc. and the Regents of the University of California, as amended by Amendment No. 1 dated as of May 30, 2013 and Amendment No. 2 dated as of November 8, 2013.

23.1*	Consent of Independent Registered Accounting Firm.

23.2*	Consent of Sidley Austin LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page to this registration statement).

*	To be filed with an amendment.
+	Indicates a management contract or compensatory plan.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment, and omitted portions have been filed separately with the Securities and Exchange Commission.